Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

DATED AUGUST 23, 2020

BY AND AMONG

RHEINBUND, LLC,

LINN ENERGY HOLDCO II LLC,

AND

SOLELY FOR PURPOSES OF SECTION 11.16 HEREOF,

CITIZEN ENERGY OPERATING, LLC

4.17	Absence of Certain Changes	21
4.18	Insurance	21
4.19	Bank Accounts	22
4.20	Books and Records	22
4.21	Insolvency	22
4.22	Royalties	22
4.23	Mineral Owner Accommodation Requests	22
4.24	Throughput Data	22
4.25	Hydrocarbon Imbalances; Future Delivery of Hydrocarbons	22
4.26	Regulatory Status	22
4.27	Target Company Business	23
4.28	FCC Licenses	23
4.29	SWD Wells	23
4.30	No Other Representations and Warranties	23

ARTICLE V REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE BUYER		24

5.1	Organization, Good Standing, and Authority of the Buyer	24
5.2	No Conflicts	24
5.3	Litigation	25
5.4	Bankruptcy	25
5.5	Broker’s or Finder’s Fees	25
5.6	Investment Intent	25
5.7	Sufficiency of Funds	25
5.8	Solvency	25
5.9	Independent Evaluation	26
5.10	Business Investigation; Disclaimer Regarding Projections	26
5.11	Debt Financing	27
5.12	Equity Financing	27
5.13	No Other Representations and Warranties	28

ARTICLE VI COVENANTS		28

6.1	Conduct of Business	28
6.2	Access to Information; Confidentiality	31
6.3	Contact with Customers, Suppliers and Other Business Relations	32
6.4	Non-Solicitation	33
6.5	Insurance	33
6.6	Efforts	33
6.7	Tax Matters	34
6.8	Continuation of Indemnity; D&O Tail Coverage	37
6.9	R&W Insurance Policy	37
6.10	Employees	38
6.11	Use of Name	40
6.12	Fees and Expenses	41
6.13	Retention of Records by the Seller	42

6.14	Public Announcements	42
6.15	No Solicitation of Other Bids	43
6.16	Payoff Letters	43
6.17	Seller Credit Support; Termination of Agreements and Intercompany Arrangements	43
6.18	Termination and Release of Claims	44
6.19	Litigation Cooperation	44
6.20	Financing Cooperation	45
6.21	Financing Efforts	48
6.22	Services	49

ARTICLE VII CONDITIONS TO THE CLOSING		49

7.1	Conditions to Each Party’s Obligation	49
7.2	Seller’s Conditions	49
7.3	Buyer’s Conditions	50
7.4	Frustration of Closing Conditions	51

ARTICLE VIII CLOSING		51

8.1	Time and Place of Closing	51
8.2	Deliveries at the Closing	51

ARTICLE IX TERMINATION		53

9.1	Termination at or Prior to the Closing	53
9.2	Effect of Termination	54
9.3	Return of Documentation and Confidentiality	56

ARTICLE X SURVIVAL AND REMEDIES		56

10.1	Survival	56
10.2	Exclusive Remedy	57
10.3	Bold or Capitalized Letters	57
10.4	Disclaimer	57

ARTICLE XI MISCELLANEOUS PROVISIONS		59

11.1	Assignment	59
11.2	Amendments and Waiver	59
11.3	Entire Agreement	59
11.4	Severability	60
11.5	Counterparts	60
11.6	Governing Law and Dispute Resolution	60
11.7	Notices and Addresses	61
11.8	Conflict Wavier; Attorney-Client Privilege	63
11.9	Rules of Construction; Joint Drafting	64
11.10	Offset	65

11.11	No Partnership; Third-Party Beneficiaries	65
11.12	Specific Performance	65
11.13	Disclosure Schedule	65
11.14	Non-Recourse	66
11.15	Release	67
11.16	Parent Guaranty	68

v

EXHIBITS

Exhibit A	Target Assignment Agreement
Exhibit B	Transition Services Agreement
Exhibit C	R&W Insurance Policy
Exhibit D	Estimated Closing Statement
Exhibit E	Escrow Agreement

SCHEDULES

Schedule A	Defined Terms
Schedule 1.1(a)	CapEx Budget
Schedule 1.1(b)	Illustrative Working Capital Schedule
Schedule 1.1(c)	Payoff Indebtedness
Schedule 1.1(d)	Liens
Schedule 1.1(e)	Post-Closing Notification
Schedule 1.1(f)	Gathering and Processing Systems
Schedule 1.1(g)	SWD Wells
Schedule 1.1(h)	Target Material Adverse Effect
Schedule 1.1(i)	Reimbursable Expenses
Schedule 1.1(j)	Designated Agreements
Schedule 1.1(k)	Current Tax Assets and Liabilities
Schedule 6.3	Customers
Schedule 6.18	Termination and Release of Claims

DISCLOSURE SCHEDULES

Disclosure Schedule 3.3(a)	Consents (Seller)
Disclosure Schedule 3.3(b)	No Conflicts (Seller)
Disclosure Schedule 3.4	Litigation
Disclosure Schedule 3.5	Broker’s or Finder’s Fees (Seller)
Disclosure Schedule 4.1(b)	Equity Interests (Target)
Disclosure Schedule 4.1(c)	Target Companies
Disclosure Schedule 4.2	No Conflicts (Target Companies)
Disclosure Schedule 4.3(b)	Required Notifications
Disclosure Schedule 4.3(c)	Required Third-Party Consents
Disclosure Schedule 4.3(d)	Authorizations
Disclosure Schedule 4.4	Permits
Disclosure Schedule 4.5(l)	Tax liability
Disclosure Schedule 4.6	Compliance with Laws
Disclosure Schedule 4.7(a)	Material Contracts
Disclosure Schedule 4.7(b)	Material Contract Exceptions
Disclosure Schedule 4.8	Intellectual Property
Disclosure Schedule 4.9	Broker’s or Finder’s Fees
Disclosure Schedule 4.10(a)	Business Benefit Plans
Disclosure Schedule 4.10(c)	Target Company Benefit Plan

Disclosure Schedule 4.10(e)	Material Payments
Disclosure Schedule 4.10(f)	280G Payments
Disclosure Schedule 4.11	Employee Matters
Disclosure Schedule 4.12(a)	Financial Statements
Disclosure Schedule 4.12(d)	Indebtedness
Disclosure Schedule 4.13	Environmental Matters
Disclosure Schedule 4.14(a)	Proceedings
Disclosure Schedule 4.14(b)	Outstanding Orders
Disclosure Schedule 4.14(c)	Disputes
Disclosure Schedule 4.15(a)(i)	Owned Real Property
Disclosure Schedule 4.15(a)(ii)	Leased Real Property
Disclosure Schedule 4.15(e)	Personal Property Leases Exceptions
Disclosure Schedule 4.15(f)	Assets
Disclosure Schedule 4.16	Affiliate Transactions
Disclosure Schedule 4.17	Absence of Certain Changes
Disclosure Schedule 4.18	Insurance
Disclosure Schedule 4.19	Bank Accounts
Disclosure Schedule 4.24	System Data
Disclosure Schedule 4.25	Imbalances
Disclosure Schedule 4.26	Regulatory Status
Disclosure Schedule 4.29(a)	SWD Wells (Capacity)
Disclosure Schedule 4.29(b)	SWD Wells (Integrity)
Disclosure Schedule 6.1(a)	Conduct of Business
Disclosure Schedule 6.10(f)	Buyer Plans
Disclosure Schedule 6.17(a)	Intercompany Guarantees
Disclosure Schedule 6.17(d)	Required Intercompany Bonds
Disclosure Schedule 7.3(c)	Required Third-Party Consent

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated August 23, 2020 (the “Execution Date”), is by and among Rheinbund, LLC, a Delaware limited liability company (the “Buyer”), Linn Energy Holdco II LLC, a Delaware limited liability company (the “Seller”), and, solely for purposes of Section 11.16 hereof, Citizen Energy Operating, LLC, a Delaware limited liability company (“Parent”). The Buyer and the Seller are sometimes referred to collectively herein as the “Parties” and individually as a “Party.”

RECITALS:

WHEREAS, as of the Execution Date (as defined herein), the Seller directly owns all of the outstanding Equity Interests (other than the Target Equity Awards (as defined herein and which are Equity Interest Equivalents under which no Class B Units have been delivered) to be cancelled upon the Closing (as defined herein)) of Blue Mountain Midstream LLC, a Delaware limited liability company (the “Target” and such Equity Interests, the “Interests”).

WHEREAS, the Target, together with the other Target Companies (as defined herein), own and operate the Business (as defined herein).

WHEREAS, the Buyer desires to purchase, and the Seller desires to sell to the Buyer, the Interests (as defined herein) for the consideration set forth below, subject to the terms and conditions of this Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the Parties agree, and solely for purposes of Section 11.16, Parent agrees, as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Defined Terms. Capitalized terms used in this Agreement that are not defined in the text of the body of this Agreement shall have the respective meanings given such terms as set forth in Schedule A attached to this Agreement, and Schedule A is incorporated herein by reference with the same force and effect as if set forth herein in full.

ARTICLE II

THE TRANSACTION

2.1 Purchase and Sale of Interests. Subject to and upon the terms and conditions of this Agreement, at the Closing, the Seller shall sell, transfer, assign and deliver to the Buyer, and the Buyer shall purchase and acquire from the Seller, the Interests free and clear of all Liens, except for Permitted Equity Encumbrances. The Interests to be acquired by the Buyer at the Closing shall constitute all of the outstanding Equity Interests in the Target.

2.2 Deposit.

(a) On the Execution Date, contemporaneously with the execution and delivery of this Agreement by the Parties, the Buyer, the Seller and the Escrow Agent shall enter into the Escrow Agreement. No later than the first (1st) Business Day after the Execution Date, the Buyer shall deposit an amount equal to $11,100,000 (together with any and all interest accrued thereon, the “Deposit”) via wire transfer of immediately available funds in to the Deposit Escrow Account to be held in escrow and disbursed by the Escrow Agent only in accordance with the express terms of this Agreement and the Escrow Agreement. If there is any inconsistency between the terms of this Agreement and those of the Escrow Agreement, as between the Buyer and the Seller, the terms of this Agreement shall control.

(b) If the Closing occurs, the entirety of the Deposit shall be disbursed to the Seller in accordance with Section 8.2.

(c) If this Agreement is terminated prior to Closing, then the Deposit shall be retained or disbursed as provided in Section 9.2.

2.3 Purchase Price.

(a) The unadjusted purchase price to be delivered by the Buyer to the Seller for the sale, transfer, assignment and delivery of the Interests shall be $111,000,000 (including the Deposit) (the “Unadjusted Purchase Price”), which is payable in accordance with this Section 2.3, subject to adjustment pursuant to Section 2.4 (as so adjusted, the “Adjusted Purchase Price”), and subject to allocation in accordance with Section 2.5.

(b) At the Closing, the Unadjusted Purchase Price shall be paid in the following manner:

(i) an amount equal to $700,000 (the “Indemnity Escrow Fund”) shall be deposited by the Buyer with the Escrow Agent, by wire transfer of immediately available funds in to the Indemnity Escrow Account to be held in escrow and disbursed by the Escrow Agent only in accordance with the express terms of this Agreement and the Escrow Agreement;

(ii) the Escrow Agent shall disburse from the Deposit Escrow Account to the Seller an amount equal to the Deposit in accordance with the joint release instructions to the Escrow Agent provided by the Seller and the Buyer pursuant to Section 8.2(a)(ii) and Section 8.2(b)(iv), respectively;

(iii) the Buyer shall pay the Payoff Amounts to the payees under the Debt Payoff Letters in accordance with Section 8.2(b)(ii); and

(iv) the Buyer shall pay to the Seller, by wire transfer of immediately available funds to the account designated in writing by the Seller to the Buyer at Closing, an amount equal to (A) the Unadjusted Purchase Price (net of the Deposit), minus (B) the Indemnity Escrow Fund and plus (C) the Estimated Adjustment Amount (which shall result in a reduction of the Unadjusted Purchase Price if the Estimated Adjustment Amount is a negative number), in accordance with Section 2.4(a) (such resulting sum, the “Closing Amount”).

2.4 Purchase Price Adjustments.

(a) The Seller shall prepare and deliver to the Buyer, at least five (5) Business Days prior to the Closing Date and at the sole expense of the Seller, a written preliminary settlement statement substantially in the form attached to this Agreement as Exhibit D (the “Estimated Closing Statement”) setting forth in reasonable detail the Seller’s good faith calculation of the Adjusted Purchase Price (including with respect to the components thereof), and the Adjustment Amount (such estimated amount, the “Estimated Adjustment Amount”), together with applicable wiring instructions. For the avoidance of doubt, the Estimated Closing Statement shall include an estimate, with reasonably detailed calculations, of the Measurement Time Working Capital (the “Estimated Working Capital”). The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with the terms of this Agreement. Within two (2) Business Days after the Buyer’s receipt of the draft Estimated Closing Statement pursuant to this Section 2.4(a), the Buyer will deliver to the Seller a written report containing all changes that the Buyer proposes to the Estimated Closing Statement, if any, together with an explanation of such changes. On or before the date that is two (2) Business Days prior to the Closing Date, the Parties shall meet and discuss in good faith any proposed changes to the Estimated Closing Statement and attempt in good faith to agree upon the calculation of the Adjusted Purchase Price. The Estimated Closing Statement, as agreed upon in writing by the Parties, shall control for purposes of the Closing Amount; provided, that if the Buyer and the Seller do not agree in writing upon any or all of the adjustments set forth in the Estimated Closing Statement, then the amount of such disputed adjustment or adjustments used to calculate the Closing Amount shall be that amount set forth in the Estimated Closing Statement with respect to such disputed adjustment or adjustments delivered by the Seller to the Buyer pursuant to this Section 2.4(a).

(b) As soon as reasonably practicable after the Closing Date (and, in any event, within ninety (90) days after the Closing Date), the Buyer shall prepare and deliver to the Seller, at the sole expense of the Buyer, a closing statement (the “Post-Closing Statement”) setting forth the proposed final calculation of the Adjusted Purchase Price (including with respect to the components thereof) and the Adjustment Amount and reasonable supporting documentation relating to such estimates. During the period between the Closing Date and the delivery of the Post-Closing Statement, the Seller and its Representatives shall cooperate in good faith with the Buyer and its Representatives and provide any additional data and information as the Buyer may reasonably request to prepare the Post-Closing Statement. For the avoidance of doubt, the Post-Closing Statement shall include the proposed final calculation, with reasonably detailed calculations, of the Measurement Time Working Capital (the “Closing Working Capital”). The Post-Closing Statement shall be prepared in a manner consistent with the Accounting Principles and otherwise in accordance with the terms of this Agreement, and the Buyer shall not make any changes to the assumptions underlying the Accounting Principles, except as otherwise agreed to in writing by the Parties. From and after the delivery of the Post-Closing Statement until the Adjustment Amount is finally determined hereunder, the Buyer and its Representatives shall cooperate in good faith with the Seller and its Representatives and provide any additional data and information as the Seller may reasonably request to verify the amounts reflected on the Post-Closing Statement. Not later than the thirtieth (30th) day following receipt of the Post-Closing Statement under this Section 2.4(b), the Seller may deliver to the Buyer a written notice (an “Adjustment Notice”) containing any changes the Seller proposes to the Post-Closing Statement.

Such Adjustment Notice will describe the nature and amount of any such disagreement in reasonable detail and shall be accompanied by such supporting documentation as is available to the Seller. If the Seller does not deliver to the Buyer an Adjustment Notice within such thirty (30) day period, then the Seller will be deemed to have irrevocably accepted and agreed to all items in the Post-Closing Statement.

(c) If an Adjustment Notice is timely delivered to the Buyer in accordance with Section 2.4(b), then the Buyer and the Seller shall undertake to agree on the final Adjusted Purchase Price no later than fifteen (15) days after the date on which the Seller delivered such Adjustment Notice to the Buyer. If the final Adjusted Purchase Price is mutually agreed upon in writing by the Parties during such fifteen (15) day period, then the final Adjusted Purchase Price as so agreed will be considered conclusive and binding on the Seller and the Buyer.

(d) In the event that the final Adjusted Purchase Price is not mutually agreed upon by the Parties during the fifteen (15) day period referenced in Section 2.4(c), then Grant Thornton LLP (the “Accounting Firm”) will be jointly engaged by the Seller and the Buyer to resolve any disagreements with respect to the components of the final Adjusted Purchase Price (the “Unresolved Objections”). If such accounting firm does not agree to serve as the Accounting Firm within ten (10) days after written request from the Seller and the Buyer to serve, then the Seller and the Buyer will mutually select and engage an alternative internationally-recognized independent accounting firm. If the Seller and the Buyer are unable to agree within ten (10) days upon such firm or such firm declines to serve as the Accounting Firm, then the Buyer and the Seller shall request that the American Arbitration Association (Houston, Texas office) select an internationally-recognized independent accounting firm to serve as the Accounting Firm for resolution of the Unresolved Objections. In connection with the engagement of the Accounting Firm, the Seller and the Buyer will execute such engagement, indemnity and other agreements as the Accounting Firm may reasonably require as a condition to such engagement. As promptly as practicable, but in any event within thirty (30) days after the selection of the Accounting Firm and execution of such engagement, indemnity or other agreements and based solely on (i) a written submission provided by each of the Buyer and the Seller to the Accounting Firm within ten (10) days following the Accounting Firm’s selection (and without independent investigation on the part of the Accounting Firm) and (ii) the terms and provisions of this Agreement, the Accounting Firm will determine whether the Post-Closing Statement requires adjustment in accordance with the Accounting Principles and the terms of this Agreement. Once appointed, the Accounting Firm shall have no ex parte communications with any of the Parties concerning the expert determination or the underlying dispute and shall only have communications with the Seller and/or the Buyer as provided in this Section 2.4(d). All communications between the Seller and/or the Buyer, on the one hand, and the Accounting Firm, on the other hand, shall be conducted in writing, with copies sent simultaneously to the Seller and the Buyer, as applicable, or at a meeting involving both the Seller and the Buyer where both the Seller and the Buyer have been provided at least five (5) Business Days’ advance notice. The Accounting Firm shall be authorized to determine the Unresolved Objections by only selecting the components of the final Adjusted Purchase Price as proposed by the Seller (on the one hand) or by the Buyer (on the other hand), whichever is more accurate. In resolving the Unresolved Objections, the Accounting Firm will function as an expert and not an arbitrator. The Seller and the Buyer will each bear its own legal fees and other costs of presenting its case to the Accounting Firm. The fees and expenses of the Accounting Firm and of any enforcement of the determination of the Accounting Firm shall be borne by the Seller and the

Buyer in inverse proportion as they may prevail on the matters resolved by the Accounting Firm. The proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. The determination of the Accounting Firm with respect to such dispute, including any allocation of fees, will be final, conclusive and binding on the Parties, absent manifest error. The date on which the final Adjusted Purchase Price is finally determined in accordance with this Section 2.4 is referred to as the “Determination Date.”

(e) The Adjustment Amount, as finally determined pursuant to this Section 2.4, shall be referred to herein as the “Final Adjustment Amount”. Within five (5) Business Days after the Determination Date, the Seller or the Buyer, as applicable, shall make a true-up payment to the other in accordance with this Section 2.4(e), so that, after giving effect to such payment, the Seller and the Buyer are in the same position they would have been in had payments at the Closing been based on the finally determined Adjusted Purchase Price (without any interest on such true-up payment) as follows:

(i) If the Final Adjustment Amount is greater than the Estimated Adjustment Amount, then the Buyer shall promptly (but no later than five (5) Business Days after the Determination Date) tender payment to the Seller, in cash by wire transfer of immediately available funds an amount equal to the amount, in dollars, by which the Final Adjustment Amount is greater than the Estimated Adjustment Amount; or

(ii) If the Final Adjustment Amount is less than the Estimated Adjustment Amount, then the Seller shall promptly (but no later than five (5) Business Days after the Determination Date) tender payment to the Buyer, in cash by wire transfer of immediately available funds an amount equal to the amount, in dollars, by which the Final Adjustment Amount is less than the Estimated Adjustment Amount.

2.5 Tax Treatment.

(a) The Parties agree to treat the sale and purchase of the Interests pursuant to this Agreement for U.S. federal and applicable state and local income tax purposes (but for avoidance of doubt, not for Transfer Tax purposes) as a sale by the Seller to the Buyer, and a purchase by the Buyer, of the Assets.

(b) The Parties agree that, for U.S. federal income tax purposes (and applicable state and local Tax purposes), the Tax Consideration shall be allocated among the Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation Schedule”). Within ninety (90) days after the Determination Date, the Buyer shall deliver to the Seller a draft of the Allocation Schedule. Such draft Allocation Schedule shall be deemed final, conclusive and binding (a “Final Allocation Schedule”) on the Parties unless the Seller delivers a written objection to the Buyer within thirty (30) days after the Seller’s receipt of the draft Allocation Schedule. If the Seller objects in writing within such 30-day period, the Parties shall use their good faith efforts to agree on a Final Allocation Schedule for thirty (30) days after the Buyer’s receipt of such objections. If the Parties cannot agree on the Allocation Schedule prior to the end of such thirty (30)-day period, then each Party shall be entitled to adopt its own position regarding the Allocation Schedule. In the event that the Parties agree (or are deemed to agree) on a Final Allocation Schedule, the Seller and the Buyer shall (and shall cause their respective Affiliates to): (i) be bound by the Final Allocation Schedule agreed upon (or deemed to be agreed upon) under this Section 2.5(b); (ii) use their good faith efforts to update the agreed Final Allocation Schedule to reflect any adjustments to the purchase price (as determined for U.S. federal income tax purposes) in a manner consistent with the agreed Final Allocation Schedule and Section 1060 of the Code and the Treasury Regulations promulgated thereunder; (iii) prepare and file all Tax Returns (including IRS Form 8594) in a manner consistent with the agreed Final Allocation Schedule, as adjusted; and (iv) take no position inconsistent with the agreed Final Allocation Schedule, as adjusted, for any Tax purpose (whether in any Tax Return, in any audit, examination or other Proceeding related to Taxes, or otherwise), unless required to do so by (x) a determination by IRS Appeals (or any similar level of state Tax administrative determination) or (y) a final ruling by a trial court; provided, however, that no Party or any of their respective Affiliates shall be unreasonably impeded in its ability and discretion to concede, negotiate, compromise, and/or settle any audit, examination or other Proceeding in connection with the agreed Final Allocation Schedule.

2.6 Target Equity Awards.

(a) Target RSUs. At the Closing, each Target RSU outstanding immediately prior to the Closing, whether vested or unvested, will, without any action on the part of the Buyer, the Seller, the Target or the holder thereof, be cancelled and converted into the right to receive, as the sole consideration due in respect of such Target RSU, an amount in cash, without interest, equal to (i) the Class B Unit Value, multiplied by (ii) the total number of Interests subject to such Target RSU (the “RSU Consideration”).

(b) Target PSUs. At the Closing, each Target PSU outstanding immediately prior to the Closing, whether vested or unvested, will, without any action on the part of the Buyer, the Seller, the Target or the holder thereof, be cancelled and converted into the right to receive, as the sole consideration due in respect of such Target PSU, an amount in cash, without interest, equal to (i) the Class B Unit Value, multiplied by (ii) the total number of Interests subject to such Target PSU, with the total number of Interests subject to such Target PSU determined based on actual achievement of the applicable performance-based vesting conditions as of the Closing (the “PSU Consideration”).

(c) Payment Procedures. As soon as practicable after the Closing Date, but in any event no later than the date necessary in order to meet the Payment Deadline (as defined below), the Seller will pay the aggregate (i) RSU Consideration owed to all holders of Target RSUs; and (ii) PSU Consideration owed to all holders of Target PSUs, in each case, if any, such that, no later than sixty (60) calendar days following the Closing Date (the “Payment Deadline”), each of the applicable holders of Target Equity Awards will receive a payment from the Seller, through its payroll system or payroll provider, of all amounts required to be paid to such holder in respect of his or her Target Equity Awards that are cancelled and converted pursuant to Section 2.6(a) or Section 2.6(b), as applicable, net of any withholding of Taxes required by applicable Tax Law; provided, that if any payment owed to a holder of Target Equity Awards pursuant to Section 2.6(a) or Section 2.6(b), as applicable, cannot be made through the Seller’s payroll system or payroll provider, then the Seller will, (A) by wire transfer or direct deposit, or (B) by a check sent by overnight courier to such holder, provide such payment owed to such holder, net of any withholding of Taxes required by applicable Tax Law, by the Payment Deadline. Notwithstanding the foregoing, to the extent any such amounts relate to a Target RSU or Target PSU that is nonqualified deferred compensation subject to Section 409A of the Code, the Seller shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Target RSU or Target PSU that will not trigger a Tax or penalty under Section 409A of the Code.

(d) Further Actions. The Seller shall (i) cause the Target to take all actions reasonably necessary to effect the cancellation of the Target Equity Awards upon the Closing and to give effect to Section 2.6 and (ii) from and after the Closing, defend, indemnify and hold harmless the Buyer Related Parties from and against any and all Losses, as incurred, arising out of or relating to (A) the cancellation and conversion of the Target Equity Awards, (B) the calculation or payment of, or failure to pay, the RSU Consideration or the PSU Consideration in accordance with the Organizational Documents of the Target and the terms and conditions of the Target Equity Awards, (C) any other failure by the Seller to take all actions reasonably necessary to give effect to Section 2.6 or (D) any Claim asserted by any holder of the Target RSUs or Target PSUs with respect to any of the foregoing matters of Section 2.6.

2.7 Withholding. Notwithstanding any other provision of this Agreement to the contrary, the Buyer and the Escrow Agent (and any other Person acting on their behalf) shall be entitled to deduct and withhold from the amounts otherwise payable in connection with this Agreement or any Transaction Document such amounts as are required to be deducted or withheld with respect to the making of such payment under applicable Tax Law; provided, however, that the Buyer, the Escrow Agent or any other Person acting on their behalf, as applicable, shall use commercially reasonable efforts to notify the Seller in writing prior to deducting or withholding any amounts pursuant to this Section 2.7 that such deduction or withholding is required and provide the Seller with a reasonable opportunity to contest such deduction and withholding and/or provide appropriate documentation to permit such amounts to be paid without deduction and withholding or at a reduced rate of deduction and withholding. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.8 Indemnity Escrow Fund.

(a) From and after the Closing, the Seller shall defend, indemnify and hold harmless the Buyer Related Parties from and against any and all Losses, as incurred, arising out of or relating to (A) Target’s obligations under the Synthetic Equity Interest Agreement, including any payment obligation thereunder, or (B) any Claim asserted by any party to the Synthetic Equity Interest Agreement (or assignee or successor in interest thereto) with respect to such obligations or the transactions contemplated by this Agreement. In connection therewith, the Indemnity Escrow Fund shall be held in escrow, pursuant to the Escrow Agreement, until the Indemnity Escrow Fund Release Date; provided that, from and after the Closing (but subject to the provisions of the Escrow Agreement), in the event that any Buyer Related Party incurs any Losses with respect to the matters described in clause (A) or (B) of this Section 2.8(a), the Buyer shall be entitled to recover first from the Indemnity Escrow Fund and the Buyer and the Seller shall execute and deliver a joint written instruction to the Escrow Agent to release proceeds from the Indemnity Escrow Account to the Buyer in respect of any such Losses. On the Indemnity Escrow Fund Release Date and in accordance with the terms of the Escrow Agreement, the Buyer and the Seller shall deliver a joint written instruction to the Escrow Agent, duly executed by an authorized officer of each such Party authorized to deliver such instructions under the Escrow Agreement, instructing the Escrow Agent to promptly disburse from the Indemnity Escrow Account to the Seller an amount equal to any remainder of the Indemnity Escrow Fund.

(b) If any Party fails to execute and deliver a joint written instruction to the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement, the Escrow Agent shall act in accordance with any Order in favor of the Party to which a disbursement is to be made hereunder and thereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE SELLER

The Seller represents and warrants to the Buyer as of the Execution Date and the Closing Date as follows, except as set forth in the Disclosure Schedules:

3.1 Organization, Good Standing, and Authority of the Seller.

(a) The Seller is a limited liability company duly formed, validly existing, and in good standing under the Laws of the State of Delaware and has all requisite power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.

(b) The Seller has the full right, power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is or shall be a party and to sell, assign, transfer and deliver to the Buyer at the Closing the Interests. The execution, delivery, and performance of this Agreement and the Escrow Agreement have been, and the other Transaction Documents to which the Seller will be a party will be, prior to the Closing, duly authorized by all requisite limited liability company action on the part of the Seller. This Agreement and the Escrow Agreement have been, and the other Transaction Documents to which the Seller will be a party will be, prior to the Closing, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery hereof by the other parties hereto and thereto) such Transaction Documents constitute (in the case of this Agreement and the Escrow Agreement) or will constitute at the Closing (in the case of such other Transaction Documents), legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

3.2 Title to the Interests. The Seller is the record and beneficial owner of, and has good and valid title to, the Interests, free and clear of any and all Liens, except for Permitted Equity Encumbrances. The Interests owned by the Seller constitute all of the outstanding Equity Interests of the Target (other than the Target Equity Awards to be cancelled upon the Closing). Upon the Closing (should the Closing occur), the Buyer will acquire good and valid title to all of the Interests, as the record and beneficial owner thereof, free and clear of any Liens, except for Permitted Equity Encumbrances. The Seller is not a party to (a) any Equity Interest Equivalent or other Contract (other than this Agreement) that could require the Seller, the Target or, after the Closing, the Buyer or any of its Affiliates, to sell, transfer, or otherwise dispose of any Equity Interest of the Target (other than the Target Equity Awards to be cancelled upon the Closing) or (b) any voting trust, proxy, or other agreement or understanding with respect to the voting of any Equity Interest of the Target, in each case, other than this Agreement or the Organizational Documents of the Target.

3.3 Consents; No Conflicts.

(a) Except as set forth in Disclosure Schedule 3.3(a), neither (i) the execution and delivery by the Seller of this Agreement, any Transaction Document to which the Seller is a party, or any Transaction Document or other instrument required hereby or thereby to be executed and delivered by it at the Closing nor (ii) the performance by the Seller of its obligations hereunder or thereunder will require any consent, approval, authorization or waiver of, notice to, or filing with, any Governmental Authority or any other Person.

(b) Except as set forth in Disclosure Schedule 3.3(b), the execution and delivery of this Agreement and the Escrow Agreement and, as of the Closing, any other Transaction Document to which the Seller is or will be a party by the Seller, and the performance by the Seller of its obligations hereunder or thereunder will not conflict with, violate, or breach the terms of, cause a default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to the loss of a benefit under, or result in creation of any Lien on any of the Interests under: (i) the Organizational Documents of the Seller; (ii) except with respect to any Required Third-Party Consents, any Contract or other instrument to which the Seller is a party or by which it or any of its properties or assets are bound; or (iii) assuming the Authorizations or Notifications referred to in Section 4.3 are duly and timely obtained, any Law, Regulation or Order applicable to the Seller or any of its properties or assets, except, in the case of clauses (ii) and (iii), such matters as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, make illegal or otherwise interfere with the ability of the Seller to consummate the transactions contemplated hereby.

3.4 Litigation. Except as set forth in Disclosure Schedule 3.4, there is no Proceeding pending or, to the Knowledge of the Seller, threatened against or affecting the Seller or any of its Affiliates that, individually or in the aggregate, questions or challenges the validity of this Agreement or that would reasonably be expected to prevent, materially delay, make illegal or otherwise materially interfere with the ability of the Seller to consummate the transactions contemplated hereby.

3.5 Broker’s or Finder’s Fees. Except as set forth in Disclosure Schedule 3.5, no investment banker, broker, finder, agent or other Person is entitled to any brokerage or finder’s fee or similar commission in respect of the transactions contemplated by this Agreement or any Transaction Document based in any way on agreements, arrangements or understandings made by or on behalf of any Seller Party.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE TARGET COMPANIES

The Seller represents and warrants to the Buyer as of the Execution Date and the Closing Date as follows, except as set forth in the Disclosure Schedules:

4.1 Organization, Good Standing, and Authority; Capitalization of the Target Companies.

(a) Each of the Target Companies is a legal entity duly formed, validly existing and in good standing under the Laws of the jurisdiction in which it is formed or organized, as applicable, and has all requisite limited liability company power and authority to carry on its business as it is now being conducted and to own, operate and lease the assets it now owns, operates, or holds under lease. Each of the Target Companies is duly qualified to transact business and is in good standing in the each of the jurisdictions in which it has assets or conducts activities that would require it to be so qualified or in good standing, except where failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect.

(b) The Equity Interests set forth in Disclosure Schedule 4.1(b), including the Interests, constitute all of the issued and outstanding Equity Interests of the Target. All of the outstanding Equity Interests of the Target have been duly authorized and validly issued (in accordance with the Organizational Documents of the Target) and are fully paid (to the extent required under the Organizational Documents of the Target), nonassessable (except as such non-assessability may be affected by applicable Law) and not subject to preemptive rights or other preferential rights of subscription or purchase (except those waived or fully complied with at or prior to the Closing). All of such Equity Interests were issued in compliance with applicable Law and were not issued in violation of the Organizational Documents of the Target. The Target has not issued, and is not required to issue, any Class B Units.

(c) Each of the Target Companies is set forth in Disclosure Schedule 4.1(c). All of the Equity Interests of each of the Target Subsidiaries are held of record, directly or indirectly, by the Target. Except as set forth in Disclosure Schedule 4.1(c), all of the outstanding Equity Interests in each of the Target Subsidiaries have been duly authorized and validly issued (in accordance with the Organizational Documents of such Target Company) and are fully paid (to the extent required under the Organizational Documents of such Target Company), nonassessable (except as such non-assessability may be affected by applicable Law) and not subject to preemptive rights or other preferential rights of subscription or purchase (except those waived or fully complied with at or prior to the Closing), and are owned, directly or indirectly, by the Target free and clear of all Liens other than Permitted Equity Encumbrances. All of such Equity Interests were issued in compliance with applicable Law and were not issued in violation of the Organizational Documents of the applicable Target Company. Except for the Target’s ownership of Equity Interests of its Subsidiaries and as set forth in Disclosure Schedule 4.1(c), no Target Company owns, directly or indirectly, any Equity Interests of any Person.

(d) The Seller has made available to the Buyer true, correct and complete copies of the Organizational Documents of each of the Target Companies, each as in effect on the Execution Date.

4.2 No Conflicts. Except as set forth in Disclosure Schedule 4.2, the execution and delivery of this Agreement and the Escrow Agreement and, as of the Closing, any other Transaction Document to which the Seller is or will be a party by the Seller, and the performance by the Seller of its obligations hereunder or thereunder will not conflict with, violate, or breach the terms of, cause a default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to the loss of a benefit under, or result in creation of any Lien on any of the Interests or the Assets under: (a) the Organizational Documents of the Target Companies; (b) except with respect to any Required Third-Party Consents, any Contract or other instrument to which a Target Company is a party or by which or to which any of the Assets are bound or subject; or (c) assuming the Authorizations or Notifications referred to in Section 4.3 are duly and timely obtained or made, any Law, Regulation or Order applicable to a Target Company or any of the Assets.

4.3 Consents and Authorizations. Except for (a) Post-Closing Notifications, (b) any Notifications set forth in Disclosure Schedule 4.3(b) (the “Required Notifications”), (c) any Third-Party Consent set forth in Disclosure Schedule 4.3(c) (a “Required Third-Party Consent”), (d) any Authorizations set forth in Disclosure Schedule 4.3(d), and (e) Authorizations, Notifications or Third-Party Consents previously obtained or made, no Authorization, Notification or Third-Party Consent is necessary for the Seller to execute, deliver and perform its obligations under this Agreement and the Transaction Documents to which the Seller is or shall be a party.

4.4 Permits. Other than with respect to Permits issued pursuant to or required under Environmental Laws which are the subject of Section 4.13 and except as set forth in Disclosure Schedule 4.4: (a) the Target Companies possess all material Permits as are necessary to carry on the Business as currently conducted and (b) all such Permits are in full force and effect and no Proceeding is pending or, to the Knowledge of the Seller, threatened to suspend, revoke, or terminate any such Permit or declare any such Permit invalid. No Seller Party has received any written notice alleging any material violation under any Permit held by the Target Companies and, to the Knowledge of the Seller, there are no investigations or reviews pending or threatened by any Governmental Authority relating to any alleged violation of the terms of any Permit arising out of the Business other than, in each case, those that have been resolved. The consummation of the transactions contemplated by this Agreement and the Transaction Documents will not cancel, suspend, terminate or otherwise require modification of any material Permit of the Target Companies.

4.5 Taxes.

(a) All income and other Tax Returns required to be filed by or with respect to any of the Target Companies have been duly and timely filed, all such Tax Returns are true, correct and complete in all material respects, and all Taxes required to be paid by or with respect to any of the Target Companies have been timely paid in full (whether or not shown on any Tax Return).

(b) Each of the Target Companies has withheld or collected and paid over to the appropriate Governmental Authorities all Taxes required by Law to be withheld or collected and each of the Target Companies has properly received and maintained any and all certificates, forms and other documents required by Law for any exemption from withholding and remitting any Taxes.

(c) The unpaid Taxes of the Target Companies (i) did not, as of December 31, 2019, materially exceed the accrued Taxes payable (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Year End Financial Statements (rather than in any notes thereto) and (ii) do not materially exceed that accrual as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Target Companies in filing their Tax Returns. Any reserve for deferred Taxes reflected on the Year End Financial Statements is adequate to cover any deferred Tax Liability of the Target Companies through the date of the Year End Financial Statements.

(d) Other than Permitted Encumbrances, (i) there are no Liens for unpaid Taxes on any of the Assets and (ii) no Claim for unpaid Taxes has been made by any Governmental Authority that could give rise to any such Lien.

(e) There are no Claims or audits, examinations or other Proceedings commenced, ongoing or pending or, to the Knowledge of the Seller, threatened with respect to (i) Taxes of or with respect to any Target Company or for which any Target Company may be liable or (ii) any Tax Return filed by or with respect to any Target Company. None of the Target Companies has received any notice from any Governmental Authority indicating an intent to open any audit, examination or other Proceeding with respect to Taxes that remains in effect under applicable Tax Law. No Claim or deficiency against any Target Company for the assessment or collection of any Taxes has been asserted or proposed against or with respect to any Target Company, which Claim or deficiency has not been settled with all amounts determined to have been due and payable having been timely paid in full.

(f) No Claim has been made by any Governmental Authority in any jurisdiction where any Target Company does not file Tax Returns that such Target Company is, or may be, subject to Tax by that jurisdiction.

(g) None of the Target Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting pursuant to Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law); (ii) installment sale or open transaction made or entered into on or prior to the Closing Date; (iii) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date; (v) “subpart F income” (as defined in Section 952(a) of the Code), “global intangible low-taxed income” (as defined in Section 951A(b) of the Code) or amount determined under Section 956 of the Code; or (vi) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date.

(h) The Seller’s regarded parent, Riviera Resources, Inc., is not a “foreign person” within the meaning of Section 1445 of the Code or a “disregarded entity” as defined in Treasury Regulations Section 1.1445-2(b)(2)(iii).

(i) None of the Target Companies is a party to, bound by or has any obligation or potential Liability under any Tax allocation, sharing or indemnity Contract or other agreement or arrangement, or under any other similar Contract or other agreement or arrangement relating to Taxes.

(j) None of the Target Companies has any permanent establishment (within the meaning of any applicable Tax treaty or convention) or office or fixed place of business in a country other than the United States.

(k) None of the Target Companies has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described, or purported to be described, in Section 355 or Section 361 of the Code in the last three years.

(l) Except as set forth in Disclosure Schedule 4.5(l), none of the Target Companies (i) is, or has within the last seven (7) years, been, a member of an affiliated, aggregated, combined, consolidated or unitary group or (ii) has, or within the last seven (7) years, has had, any Liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of foreign, state or local Law), as a transferee or successor, by Contract or other agreement or arrangement, by operation of Law or otherwise.

(m) None of the Target Companies is, or has within the last seven (7) years, been, a partner in a partnership or joint venture, a party to a Tax partnership agreement or other Contract, agreement or arrangement that is treated, or required to be treated, as an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code, or an owner of an interest in an entity treated as a partnership for Tax purposes.

(n) None of the Target Companies has within the last seven (7) years participated in or been a party to, or has any Liability for the payment of any Tax resulting from a Person’s participation, in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(o) The Target and each of the Target Subsidiaries has at all times within the last seven (7) years, including through the time immediately prior to the Closing, been properly treated and classified for U.S. federal income tax purposes (and, where applicable, state, local and foreign Tax purposes) as a disregarded entity, and no election has been or will be filed or made to change such treatment and classification for U.S. federal income tax purposes (or applicable state, local or foreign Tax purposes).

(p) None of the Assets is (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or Section 470(c)(2) of the Code, (ii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code, (iii) “limited use property” within the meaning of Revenue Procedure 2001-28, 2001-1 C.B. 1156, (iv) described in Section 168(g)(1)(A) of the Code, (v) subject to a lease described in Section 7701(h) of the Code or (vi) subject to any provision of state, local or foreign Law comparable to any of the foregoing.

(q) None of the Target Companies is currently entitled to any material Tax incentive, deferral, holiday or abatement arrangement with any Governmental Authority or would be subject to any material recapture, clawback, termination or similar adverse consequence with respect to any Tax incentive, holiday, credits or other Tax reduction, deferral or abatement arrangement as a result of the transactions contemplated by this Agreement.

(r) None of the Target Companies has (i) entered into any agreement or waiver extending any statute of limitations with respect to Taxes that remains in effect, (ii) agreed to any extension of time with respect to a Tax assessment or deficiency that remains in effect, (iii) entered into any closing agreement that remains in effect under applicable Tax Law, (iv) requested or is the subject of or expressly bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any Governmental Authority that remains in effect with respect to any Taxes, nor is any such request outstanding, or (v) entered into any Contract with any Governmental Authority with respect to Taxes that (A) requires the Target Company to take any action or to refrain from taking any action or (B) would be terminated or adversely affected as a result of the transactions contemplated by this Agreement. No power of attorney granted by or with respect to any Target Company with respect to any Taxes is in effect that will not be revoked or cancelled at or prior to the Closing.

4.6 Compliance with Laws. Except as set forth in Disclosure Schedule 4.6: (a) each of the Target Companies is, and, for the last three (3) years has been, in compliance in all material respects with all applicable Laws and Regulations; and (b) no Seller Party has received written notice from any Governmental Authority that it is not in compliance with any applicable Law and, to the Knowledge of the Seller, there are no investigations or reviews pending or threatened by any Governmental Authority relating to any alleged violation of Law other than, in each case, those that have been resolved.

4.7 Material Contracts. Disclosure Schedule 4.7(a) contains a complete list, as of the Execution Date, of all the Material Contracts, and true and complete copies (including all material amendments thereto) of all such Material Contracts have been made available to the Buyer. Other than with respect to the matters set forth in Disclosure Schedule 4.7(b), all such Material Contracts are in full force and effect on the Execution Date, and no Target Company is in material breach under any Material Contract nor has any Seller Party received, as of the Execution Date, any written notice of material breach or any event that with notice or lapse of time, or both, would constitute a material breach under a Material Contract by a Target Company if left unresolved, and, to the Knowledge of the Seller, no other Person that is party to a Material Contract is in material breach under any Material Contract. To the Knowledge of the Seller, no event has occurred that (with or without lapse of time) would reasonably be expected to result in a breach or violation of, or a default under, or give rise to the right of another party to terminate, the terms of any Material Contract. The Target Companies have performed all of their respective obligations, in all material respects, under the Material Contracts to which each of them is party.

4.8 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect, the Target Companies have ownership of, or valid licenses to use, all trademarks, trade names, patents, service marks, brand names, computer programs, databases, industrial designs, copyrights, know-how, processes and other related intellectual property required to conduct their respective businesses as now being conducted (“Intellectual Property”). Except as set forth in Disclosure Schedule 4.8, the Target Companies’ use of such Intellectual Property does not infringe on the rights of any Person, and neither the Seller nor any Target Company has received any written notice from any Person of any such alleged infringement by a Target Company. To the Knowledge of the Seller, no Person is infringing on the Target Companies’ rights with respect to the Intellectual Property. Except as set forth in Disclosure Schedule 4.8, there are no royalty agreements between a member of the Target Companies, on the one hand, and any Third Person, on the other hand, relating to Intellectual Property.

4.9 Broker’s or Finder’s Fees. Except as set forth in Disclosure Schedule 4.9, no investment banker, broker, finder, agent or other Person is entitled to any brokerage or finder’s fee or similar commission in respect of the transactions contemplated by this Agreement or any Transaction Document based in any way on agreements, arrangements, or understandings made by or on behalf of any Target Company.

4.10 Employee Benefits.

(a) Disclosure Schedule 4.10(a) sets forth a list of all material Business Benefit Plans and designates whether such Business Benefit Plan constitutes a Target Company Benefit Plan or Seller Benefit Plan. With respect to each material Business Benefit Plan, the Seller has made available to the Buyer, where applicable, true and complete copies of: (i) the current plan document and all applicable amendments for each such plan or, in the case of an unwritten Business Benefit Plan, a written description of such plan; and (ii) all material, non-routine correspondence during the last three (3) years with all Governmental Authorities for which a Liability remains, in each case, the delivery of which to the Buyer would not violate applicable Law.

(b) None of the Target Companies contributes to or is required to contribute to (or within the preceding six (6) years, has contributed to or been required to contribute to) a Multiemployer Plan. None of the Target Companies has any Liability (including on account of an ERISA Affiliate) with respect to any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code. No Business Benefit Plan is a multiple employer welfare arrangement (within the meaning of Section 3(40)(A) of ERISA). No Business Benefit Plan is funded through a trust that is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code.

(c) (i) Each Business Benefit Plan has been maintained, operated, funded and administered in compliance in all material respects with its terms and with all applicable Laws, including ERISA and the Code; (ii) each Business Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable opinion, advisory or determination letter from the IRS, and, to the Knowledge of the Seller, nothing has occurred since the date of any such opinion or determination letter that would reasonably be expected to adversely affect such qualification; (iii) no Proceeding is pending or, to the Knowledge of the Seller, threatened in writing with respect to any Target Company Benefit Plan; and (iv) except as set forth in Disclosure Schedule 4.10(c), no material Target Company Benefit Plan has been established in the last twelve (12) months for which a liability remains outstanding.

(d) No Business Benefit Plan provides medical benefits beyond termination of service or retirement to any Available Employee other than coverage mandated by Section 4980B(f) of the Code and Section 601-608 of ERISA (or similar state Law) or provided in connection with a Business Benefit Plan providing severance benefits.

(e) Other than as set forth in Disclosure Schedule 4.10(e), the execution and performance of this Agreement will not (i) constitute a stated triggering event under any Business Benefit Plan that will result in a material payment (whether of severance pay or otherwise) becoming due to any current or former officer, employee, manager, director or individual consultant (or dependents of such persons) of the Seller or any of the Target Companies or (ii) accelerate the time of a material payment or vesting of a material benefit or materially increase the amount of compensation due to any current or former officer, employee, manager, director or individual consultant (or dependents of such persons) of any of the Target Companies.

(f) Except as set forth in Disclosure Schedule 4.10(f), there is no Contract, arrangement or plan that would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Law) as a result of the transactions contemplated by this Agreement. For purposes of determining whether any such Contract, arrangement or plan would result in the payment of any “excess parachute payment,” no payments or benefits payable pursuant to agreements entered into between the Buyer or any of its Affiliates (or at its or their direction) and any “disqualified individual” (within the meaning of Code Section 280G) shall be taken into account.

(g) The Target has not issued, and is not required to issue, any Class B Units under any Target Company Benefit Plan or otherwise. Other than the Target Equity Awards, the Target Companies have not issued any other Equity Interest Equivalents under any Target Company Benefit Plan.

4.11 Employee Matters. Other than with respect to the matters set forth in Disclosure Schedule 4.11:

(a) The Seller has made available to the Buyer a schedule of all Available Employees, setting forth for each individual the following information: (i) employer(s); (ii) work location; (iii) job title; (iv) hire date; and (v) leave status (the “Available Employee List”).

(b) As of the Execution Date, (i) none of the Available Employees are subject to, and no Target Company or other Seller Party (with respect to the Available Employees) is, or has been for the last three (3) years, a party to any collective bargaining agreement or other Contract with a union, works council or similar labor organizations, (ii) no petition for certification or union election is pending or, to the Knowledge of the Seller, threatened with respect to the Available Employees, and (iii) there are no strikes, slowdowns, work stoppages or other material labor disputes pending or, to the Knowledge of the Seller, threatened between any Target Company or other Seller Party (with respect to the Available Employees), on the one hand, and its respective employees, on the other hand.

(c) Each of the Target Companies and other Seller Parties (with respect to the Available Employees) is in material compliance with all applicable Laws relating to employment and employment practices and terms and conditions of employment, including all Law relating to immigration, workplace safety and health, and wages, hours and overtime compensation (including, without limitation, the classification of employees as exempt or non-exempt under the Fair Labor Standards Act), labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence, paid sick leave and unemployment insurance. All individuals characterized and treated by the Seller Parties as consultants or independent contractors of the Business are properly treated as independent contractors under all applicable Laws, except where such noncompliance would not result in any material liability to the Target Companies.

(d) There are no, and during the three (3) year period preceding the date hereof there have been no, material Proceedings pending or, to the Knowledge of the Seller, threatened, relating to any Available Employee or any Business Benefit Plan.

4.12 Financial Statements; Absence of Undisclosed Liabilities.

(a) The Seller has delivered to the Buyer true and complete copies of (i) the consolidated audited balance sheet of the Target as of December 31, 2019 and 2018 (the “Balance Sheets”) and related consolidated audited income statements, statements of cash flows, and statements of changes in members’ equity of the Target for the years then ended (collectively, the “Year End Financial Statements”) and (ii) the unaudited balance sheet of the Target as of June 30, 2020 (the “Balance Sheet Date”) and related unaudited income statements, statements of cash flows, and statements of changes in members’ equity of the Target for the six-month period ended June 30, 2020, together with the notes thereto (the “Interim Financial Statements” together with the Year End Financial Statements, the “Financial Statements”) and such Financial Statements are set forth in Disclosure Schedule 4.12(a).

(b) Each of the balance sheets included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the financial position of the Target Companies, as of the date thereof, and each of the income statements, statements of cash flows and statements of changes in members’ equity included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows and changes in members’ equity, as the case may be, of the Target Companies for the periods set forth therein, in each case, in accordance with GAAP, subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of notes or other textual disclosures required under GAAP that are not, individually or in the aggregate, material.

(c) There are no Liabilities of the Target Companies that are not reflected or reserved against in the Interim Financial Statements, other than, subject to the year-end adjustments provided for in Section 4.12(b), Liabilities not required to be presented in unaudited interim financial statements prepared in conformity with GAAP, and, since the Balance Sheet Date, the Target Companies have not incurred any Liability that would be required to be reflected or reserved against on a consolidated balance sheet of the Target Companies prepared in accordance with GAAP applied on a basis consistent with the Balance Sheets, in each case, other than Liabilities (i) not required to be presented in unaudited interim financial statements prepared in conformity with GAAP, (ii) that are current liabilities incurred in the Ordinary Course of Business of the Target Companies since the Balance Sheet Date, (iii) not in excess of $100,000, (iv) arising after the date of this Agreement in connection with the transactions contemplated by this Agreement, (v) for expenses related to the transactions contemplated by the Transaction Documents or (vi) reflected in the calculation of Measurement Time Working Capital and included in the Post-Closing Statement.

(d) Except as set forth in Disclosure Schedule 4.12(d), none of the Target Companies has any outstanding Indebtedness, including letters of credit, guarantees, surety bonds and performance bonds, whether or not matured.

(e) The Target Companies maintain a system of internal accounting controls adequate to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Financial Statements and to maintain accountability for the Assets.

(f) The accounts receivable of the Target Companies represent valid obligations arising from the transactions actually made or services actually performed by the Target Companies in the Ordinary Course of Business.

4.13 Environmental Matters. Except as set forth in Disclosure Schedule 4.13:

(a) each Target Company has been and is in compliance in all material respects with all Environmental Laws in the jurisdictions where each Target Company operates;

(b) each Target Company has obtained and maintains in full force and effect, including timely filing of any renewals, and is in compliance in all material respects with all Permits, licenses and other authorizations required for the operation of each Target Company’s business as currently operated under applicable Environmental Laws (“Environmental Permits”), and all such Environmental Permits are valid and in good standing; no Seller Party has received any written notice alleging any material violation under any Environmental Permit and, to the Knowledge of the Seller, there are no investigations or reviews pending or threatened by any Governmental Authority relating to any alleged violation of the terms of any Environmental Permit arising out of the Business other than, in each case, those that have been resolved. The consummation of the transactions contemplated by the Agreement and the Transaction Documents will not, to the Knowledge of the Seller, cancel, suspend, terminate or otherwise require modification of any Environmental Permit;

(c) there has been no Release of any Hazardous Material at, on, under, to or from any of the property owned, operated or leased by any Target Company or for which any Target Company has assumed contractual liability, in each case in a manner that would reasonably be expected to give rise to any material Loss for any Target Company under any Environmental Law;

(d) there are no Proceedings pending or, to the Knowledge of the Seller, threatened in writing against any Target Company alleging noncompliance with or liability under any Environmental Law;

(e) no Target Company is subject to any Orders, Claims, Liens or Proceedings by any Governmental Authority or third party with respect to (i) any Environmental Law, including without limitation those related to allegations of economic loss, personal injury, illness or damage to real or personal property or the Environment, (ii) Remedial Actions or (iii) any Release or threatened Release of, or exposure to, a Hazardous Material (“Environmental Claims”) and no such Environmental Claims are threatened in writing;

(f) the Seller has made available to the Buyer all material environmental site assessments and reports prepared by third-party engineering, consulting or similar firms for or with respect to the operations or properties of the Target Companies that are in the possession or control of the Seller or the Target Companies; and

(g) to the Knowledge of the Seller, none of any other properties used by the Target Companies in their Ordinary Course of Business or the properties to which Hazardous Materials generated or transported by the Target Companies have been transported or disposed, is (i) listed on the CERCLA National Priorities List, subject to CERCLA response, or any other similar list of sites maintained by any Governmental Authority requiring environmental investigation or response action or (ii) is the subject of any remediation, removal, cleanup, investigation, response action, Claim, Order, settlement, judgment or enforcement action regarding any contamination by or Release or threatened Release of Hazardous Materials, in each case that would reasonably be expected to result in material Liability to the Target Companies or materially interfere with the operations of the Target Companies.

4.14 Litigation.

(a) Except as set forth in Disclosure Schedule 4.14(a), (i) there are no Proceedings pending or, to the Knowledge of the Seller, threatened in writing against or involving any of (A) the Target Companies, the Business or the Assets, or (B) the Seller Parties with respect to the Target Companies, the Business or the Assets, or the Seller Parties’ business activities on behalf of the Target Companies, and there have been no such Proceedings within the last two (2) years that resulted in a settlement or judgment, and (ii) there are no bankruptcy, insolvency, reorganization or arrangement proceedings pending, being contemplated by or, to the Knowledge of the Seller, threatened against the Target Companies.

(b) Except as set forth in Disclosure Schedule 4.14(b), no Target Company is subject to any outstanding Order (other than routine regulatory orders) or any executory compliance or settlement agreement, conciliation agreement, memorandum of understanding or letter of commitment with a Third Person.

(c) Except as set forth in Disclosure Schedule 4.14(c), (i) there are no material existing disputes with respect to the Target Companies, the Business or the Assets and (ii) no Seller Party has received any written notice alleging any material violation under any Permit held by the Target Companies and, to the Knowledge of the Seller, there are no investigations or reviews pending or threatened by any Governmental Authority relating to any alleged violation of the terms of any Permit arising out of the Business other than, in each case, those that have been resolved.

4.15 Property.

(a) Disclosure Schedule 4.15(a)(i) contains a true and complete list of all of the real property owned in fee by the Target Companies (the “Owned Real Property”). Except as set forth in Disclosure Schedule 4.15(a)(i), each Target Company owns and has good and valid title to all of its Owned Real Property, free and clear of all Liens (except in all cases for Permitted Encumbrances). Disclosure Schedule 4.15(a)(ii) contains a true and complete list of all leases or subleases of real property by which a Target Company holds a leasehold interest (the “Leased Real

Property”). Except as set forth in Disclosure Schedule 4.15(a)(ii), each Target Company has a good and valid leasehold interest in all of its Leased Real Property, free and clear of all Liens (except in all cases for Permitted Encumbrances). Except as set forth in Disclosure Schedule 4.15(a)(ii), all leases under which any Target Company leases any real property (the “Real Property Leases”) are valid and effective against such Target Company and, to the Knowledge of the Seller, the counterparties thereto, in accordance with their respective terms and there is not, under any of the Real Property Leases, any existing material default (and no event has occurred which, with or without notice or lapse of time or both, would constitute a material default) or material breach by any Target Company and, to the Knowledge of the Seller, the counterparties thereto. The Seller has made available to the Buyer true and complete copies of the Real Property Leases.

(b) The Target Companies have such consents, easements, rights-of-way, Permits or land-related licenses and surface use agreements, land use agreements and similar land-related agreements from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except such Rights-of-Way that, if not obtained, would not materially interfere with the conduct of the Business as conducted as of the date hereof. Each of the Target Companies has fulfilled and performed all its obligations with respect to such Rights-of-Way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions). There is not, under any of the Rights-of-Way, any existing default (and no event has occurred which, with or without notice or lapse of time or both, would constitute a default) or breach by any Target Company and, to the Knowledge of the Seller, the counterparties thereto. The Seller has made available to the Buyer true and complete copies of the Rights-of-Way.

(c) There are no assessments against the Rights-of-Way held by the Target Companies for public improvements, and there is no pending and, to the Knowledge of the Seller, there is no threatened, condemnation of any Real Property Assets by any Governmental Authority that would materially interfere with the conduct of the Business as conduced as of the date hereof.

(d) The Owned Real Property, the Leased Real Property and the Rights-of-Way (collectively, the “Real Property Assets”) constitute all of the real property used for the conduct of the Business, in all material respects.

(e) The Target Companies have good and valid title to all of the Personal Property Assets, in each case, free and clear of all Liens, except for Permitted Encumbrances. True and accurate descriptions of all material Personal Property Assets have been made available to the Buyer. The Personal Property Assets are, taken as a whole, (A) sufficient in all material respects for the ownership of the Business, normal wear and tear excepted, and (B) in a state of repair adequate in all material respects for normal operations in accordance with standard industry practice in the areas in which they are operated. Except as set forth in Disclosure Schedule 4.15(e), all leases under which any Target Company leases personal property involving aggregate payments pursuant to such lease in excess of $25,000 in any future calendar year (the “Personal Property Leases”) are valid and effective against such Target Company and, to the Knowledge of the Seller, the counterparties thereto, in accordance with their respective terms and there is not, under any of the Personal Property Leases, any existing material default (and no event has occurred which, with or without notice or lapse of time or both, would constitute a material default) or material breach by any Target Company and, to the Knowledge of the Seller, the counterparties thereto. The Seller has made available to the Buyer true and complete copies of the Personal Property Leases.

(f) Except as set forth in Disclosure Schedule 4.15(f), the Assets constitute all the material assets necessary to conduct the Business as conducted in the Ordinary Course of Business. The Assets have been constructed, owned, maintained and, since the applicable in-service date in respect thereof, operated in a good and workmanlike manner and in all material respect in accordance with customary practices in the oil and gas and salt water disposal industries and all applicable Laws and are, in all material respects, in good repair, working order and operating condition and are adequate in all material respect for their present or intended uses by the Target Companies, ordinary wear and tear excepted.

4.16 Affiliate Transactions. Except as set forth in Disclosure Schedule 4.16 and the Organizational Documents of the Target, there are no Contracts between (i) a Target Company or any of its directors, managers, officers, employees or consultants, or any members of their immediate families, on the one hand, and (ii) the Seller or its Affiliates (which, for the avoidance of doubt, does not include the Target Companies for purposes of this Section 4.16) or any of their respective directors, managers, officers, employees or consultants, or any members of their immediate families, on the other hand. None of Seller or its Affiliates (which, for the avoidance of doubt, does not include the Target Companies for purposes of this Section 4.16) or any of their respective directors, managers, officers, employees or consultants or any members of their immediate families owns any interest in any Assets.

4.17 Absence of Certain Changes. Except as set forth in Disclosure Schedule 4.17, since the Balance Sheet Date, except for this Agreement and the transactions contemplated by this Agreement and the other Transaction Documents, (x) the Target Companies have conducted the Business in the ordinary course in substantially the same manner in which it has been previously conducted, (y) there has not occurred any change, effect, event, circumstance, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Target Material Adverse Effect, and (z) without limiting the generality of clause (x), no Target Company has suffered any Casualty Loss in excess of $100,000 or taken any action described in Section 6.1(a) that, if taken after the Execution Date and prior to the Closing Date without the prior written consent of the Buyer, would breach or violate such provision.

4.18 Insurance. Disclosure Schedule 4.18 sets forth a true and complete list, including the name of the insurer, the risks insured and related limits, of the insurance policies maintained by the Seller or any of its Affiliates insuring the Assets or the Target Companies. All such policies are in full force and effect. All premiums payable under such policies (including with respect thereto covering all periods up to and including the Closing Date) have been paid in a timely manner and the Seller Parties have complied with the material terms and material conditions of all such policies. There is no material Claim outstanding under any such insurance policy and no event has occurred, and no circumstance or condition exists, that has given rise to or serves as the basis for or (with or without notice or lapse of time) could reasonably be expected to give rise to or serve as the basis for any such Claim under any such policy. None of the Seller Parties has received any written notice from any insurer or reinsurer of any reservation rights with respect to pending or paid claims.

4.19 Bank Accounts. Disclosure Schedule 4.19 sets forth a true and complete list of (a) (i) all deposit, demand, time, savings, passbook, security or similar accounts that the Target Companies maintain with any bank or financial institution, (ii) the names and addresses of the financial institutions maintaining each such account, (iii) the purpose for which such account is established and (iv) the authorized signatories on each account and (b) the names of all Persons, if any, holding powers of attorney from a Target Company and a summary statement of the terms thereof.

4.20 Books and Records. All books and records of the Target Companies and the Business have been maintained in accordance with applicable Law in all material respects and in the Ordinary Course of Business of the Target Companies, and contain true and complete records of all meetings and other material actions taken by the Target Companies. Such books and records have been made available to the Buyer.

4.21 Insolvency. No Target Company (a) is insolvent, (b) is in receivership or dissolution, (c) has made any assignment for the benefit of creditors, (d) has admitted in writing its inability to pay its debts as they mature, (e) has been adjudicated bankrupt or (f) has filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization, or an arrangement with creditors under the federal bankruptcy Laws or any other similar Laws, nor has any such petition been filed against such Target Company.

4.22 Royalties. All rentals, royalties, and other payments due in connection with ownership and operation of the Assets, including any payments due in connection with any division order or division of interest obligations, have been timely and properly paid, except those amounts, if any, in suspense.

4.23 Mineral Owner Accommodation Requests. No Seller Party has received any notices, requests, claims or demands (and to the Knowledge of the Seller, there are no threatened notices, requests, claims or demands) by the owners of the mineral interests underlying the Real Property Assets associated with requests for reasonable accommodations in the operation of the Assets to permit such owners to utilize their rights, as mineral owners, to explore for, drill, complete, recomplete or other operations located on or around the Real Property Assets, other than accommodation requests that would not materially interfere with or detract from the operation, value or use, in any material respect of the Assets by the Buyer.

4.24 Throughput Data. Disclosure Schedule 4.24 sets forth summary delivery and throughput data and other operating data reflected therein with respect to each Designated Agreement (the “System Data”) for the three (3)-month period ended August 18, 2020, which System Data is true and correct in all material respects.

4.25 Hydrocarbon Imbalances; Future Delivery of Hydrocarbons. Except as set forth in Disclosure Schedule 4.25, none of the Target Companies (a) has any imbalances of Hydrocarbons pertaining to the operation of the Target Company Systems or (b) is obligated, by virtue of any Hydrocarbon imbalance, prepayment arrangement under any Contract for the sale of Hydrocarbons, forward sale of production or any other obligation, to deliver Hydrocarbons at some future time without receiving full payment therefor, other than in a manner consistent with the normal cycle of billing.

4.26 Regulatory Status. Except as set forth in Disclosure Schedule 4.26, no portion of the Target Company Systems is subject to the jurisdiction of the Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, the Natural Gas Policy Act of 1978 or the Interstate Commerce Act. None of the Target Companies is subject to Regulation as a public utility company or a public service company or any similar designation(s) by any state public service commission.

4.27 Target Company Business. None of the Target Companies has engaged in any material respect in any business other than the Business, in each case, during the three (3) year period preceding the date hereof.

4.28 FCC Licenses. No Target Company nor other Seller Party (on behalf of any Target Company) holds any FCC Licenses, and no FCC Licenses are required for the operation of the Target Company Systems as conducted on the date hereof.

4.29 SWD Wells.

(a) Disclosure Schedule 4.29(a), sets forth, for each SWD Well, the maximum authorized discharge capacity stated in its respective Permit and the minimum capacity such SWD Well is capable of discharging its contents based on the current configurations of such SWD Well.

(b) Except as set forth in Disclosure Schedule 4.29(b), (i) the wellbore, casing of the well, tanks, pipelines, electrical equipment and pumps of each SWD Well are structurally sound, in good operating condition (subject to normal wear and tear), and are otherwise of the quality usable in the Ordinary Course of Business, (ii) to the Knowledge of the Seller, each SWD Well is, and during the time the applicable Target Company has owned the SWD Wells has been, used only for the disposal of materials characterized pursuant to applicable Environmental Law as non-hazardous oilfield waste or saltwater and (iii) no Target Company has received any unresolved written notice that any of the SWD Wells is required under applicable Law to be currently plugged and abandoned.

4.30 No Other Representations and Warranties. In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, the Seller has relied solely upon the representations and warranties of the Buyer set forth in Article V. Except for the representations and warranties contained in Article V, none of the Buyer or any of its Representatives, nor any other Person has made or is making, and the Seller has not relied upon, any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to the Buyer, its Affiliates, this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby. Except for the representations and warranties contained in Article V, the Seller disclaims, on its own behalf and on behalf of its Affiliates, any other representations or warranties of the Buyer, whether made by the Buyer or any of its Representatives or any other Person, with respect to the Buyer, this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby or any reliance thereon.

ARTICLE V

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE BUYER

Subject to the limitation set forth in Article X, the Buyer represents and warrants to the Seller as of the Execution Date and the Closing Date as follows:

5.1 Organization, Good Standing, and Authority of the Buyer.

(a) The Buyer is a limited liability company duly organized or formed, as applicable, validly existing, and in good standing under the Laws of its jurisdiction of organization or formation, with all requisite power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.

(b) The Buyer has the full right, power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents to which it is or shall be a party and to purchase the Interests from the Seller at the Closing. The execution, delivery, and performance of this Agreement and the Escrow Agreement have been, and the other Transaction Documents to which the Buyer will be a party will be, prior to the Closing, duly authorized by all requisite limited liability company action on the part of the Buyer. This Agreement and the Escrow Agreement have been, and the other Transaction Documents to which the Buyer will be a party will be, prior to the Closing, duly executed and delivered by the Buyer, and (assuming due authorization, execution and delivery hereof by the other parties hereto and thereto) such Transaction Documents constitute (in the case of this Agreement and the Escrow Agreement) or will constitute at the Closing (in the case of such other Transaction Documents), legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

5.2 No Conflicts.

(a) Neither (i) the execution and delivery by the Buyer of this Agreement, any Transaction Documents to which the Buyer is a party, or any Transaction Document or other instrument required hereby or thereby to be executed and delivered by the Buyer at the Closing nor (ii) the performance by the Buyer of its obligations hereunder or thereunder will require any consent, approval, authorization or waiver of, notice to, or filing with, any Governmental Authority or any other Person.

(b) The execution and delivery of this Agreement and the Escrow Agreement and, as of the Closing, any other Transaction Document to which the Buyer is a party by the Buyer, and the performance by the Buyer of its obligations hereunder or thereunder will not conflict with, violate, or breach the terms of, cause a default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to the loss of a benefit under, or result in creation of any Lien on any of the Interests under: (i) the Organizational Documents of the Buyer, (ii) any material Contract or other instrument to which the Buyer is a party or by which it or any of its properties or assets are bound, or (iii) assuming the Authorizations or Notifications referred to in Section 4.3 are duly and timely obtained, any Law, Regulation or Order applicable to the Buyer, except, in the case of clauses (ii) and (iii), such matters as would not, individually or in the aggregate, reasonably be expected to prevent, delay, make illegal or otherwise interfere with the ability of the Buyer to consummate the transactions contemplated hereby.

5.3 Litigation. There is no Proceeding pending or, to the Knowledge of the Buyer, threatened against or affecting the Buyer or any of its Affiliates that, individually or in the aggregate, could reasonably be expected to prevent, delay, make illegal or otherwise interfere with the ability of the Buyer to consummate the transactions contemplated hereby.

5.4 Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership Proceedings pending against, being contemplated by, or, to the Knowledge of the Buyer, threatened against the Buyer.

5.5 Broker’s or Finder’s Fees. No investment banker, broker, finder, agent or other Person is entitled to any brokerage or finder’s fee or similar commission in respect of the transactions contemplated by this Agreement or any Transaction Document based in any way on agreements, arrangements or understandings made by or on behalf of the Buyer or any of its respective Affiliates, in each case, that will be the obligation of the Seller or its Affiliates.

5.6 Investment Intent.

(a) The Buyer is acquiring the Interests for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same, and the Buyer has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

(b) The Buyer is an “accredited investor” within the meaning of Rule 501(a) under Regulation D of the Securities Act and has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and the Target, and the Buyer is capable of bearing the economic risks of such investment and is able to bear the complete loss of its investment in the Interests and the Target.

5.7 Sufficiency of Funds. The Buyer will have at Closing, and at all times thereafter until the satisfaction of its obligations under this Agreement will have, sufficient cash, available lines of credit or other sources of immediately available funds on hand to enable the Buyer to consummate the transactions contemplated by this Agreement and the other Transaction Documents and to satisfy its obligations hereunder. The Buyer expressly acknowledges that the failure to have sufficient funds shall in no event be a condition to the performance of its obligations under this Agreement. No part of the funds paid by the Buyer pursuant to this Agreement has been, or is, directly or indirectly derived from, or related to, any activity that is reasonably expected to contravene any applicable Anti-Money Laundering Legislation.

5.8 Solvency. Assuming the representations and warranties of the Seller contained in this Agreement are true in all material respects, at and immediately after the Closing, and after giving effect to the transactions contemplated hereby, the Buyer will be Solvent.

5.9 Independent Evaluation. The Buyer is sophisticated in the evaluation, purchase, ownership, development, investment in and operation of oil and gas pipeline assets, including assets substantially similar to the Assets, and the Buyer is capable of evaluating the merits and risks of acquiring the Interests and bearing the economic risks of such investment. The Buyer has conducted its own independent investigation of the Target Companies, the Interests and the Assets, which investigation was done by the Buyer and its own advisors.

5.10 Business Investigation; Disclaimer Regarding Projections.

(a) The Buyer has conducted such investigation of the business of the Target Companies as they have deemed necessary in order to make an informed decision concerning the transactions contemplated hereby. The Buyer acknowledges that it has had an opportunity to ask questions of the officers and management of the Seller and the Target Companies and has been given access to and have had the opportunity to visit and examine the Assets and the properties of the Target Companies. For the purpose of conducting these investigations, the Buyer has employed the services of its own Representatives and has reviewed such information, and obtained such advice, as the Buyer has deemed necessary or advisable to evaluate the Interests, the Target Companies and the transactions contemplated by this Agreement and the Transaction Documents. In all matters affecting the condition of the Assets, the properties of the Target Companies and the contents of the documents, records, reports or other materials in connection with the transactions contemplated hereby, the Buyer is relying upon the advice and opinion offered by its own Representatives. Notwithstanding any other provision of this Agreement to the contrary, except with respect to the representations and warranties of the Seller set forth in Article III and Article IV, neither the Seller, nor the Target Companies, nor any of their respective Representatives shall have or be subject to any liability to the Buyer or any other Person resulting from the distribution to the Buyer, or the Buyer’s use of, any such information, including any information, documents or material provided or made available to the Buyer and its Representatives in any “data rooms” (virtual or otherwise), management presentations or in any other form in expectation of the transactions contemplated hereby.

(b) In connection with the Buyer’s investigation of the Business, the Buyer has received from the Seller, the Target Companies and their respective Representatives certain projections, forecasts and other forward looking information, including projected financial statements, cash flow items, business plans and other data related to the Target Companies, the Business and the prospects of the Target Companies. The Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans and, accordingly, are not relying on them, (ii) the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to them, and (iii) except with respect to the representations and warranties of the Seller set forth in Article III and Article IV, the Buyer shall not have any claim against any Person with respect to any of the foregoing. Accordingly, notwithstanding any other provision of this Agreement to the contrary, the Buyer acknowledges that neither the Seller, nor the Target Companies, nor any of their respective Representatives has made any representation or warranty with respect to such projections, forecasts and other forward looking information.

5.11 Debt Financing.

(a) The Buyer has delivered to the Seller a true, accurate and complete copy of the Debt Commitment Letter as of the date hereof.

(b) The Buyer will have, upon receipt of, the funds in accordance with the Debt Commitment Letter and the Equity Commitment Letter, sufficient available funds on hand for it to consummate the transactions contemplated by this Agreement and perform its obligations under this Agreement and the Transaction Documents, including to pay any fees and expenses allocated to the Buyer pursuant to this Agreement to be paid on the Closing Date. The Buyer also has delivered to the Seller a complete and correct copy of the executed fee letter on the date hereof that relates to the Buyer’s Debt Financing as redacted in a customary manner (i.e., redacted as to pricing, economic market flex and other provisions; provided, that the redacted pricing, market flex and other economic provisions set forth therein will not affect availability or conditionality of the Debt Financing at Closing) (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in accordance with Section 6.21(a), the “Fee Letter”). The Debt Commitment Letter has not been amended or modified prior to the date of this Agreement, and no such amendment or modification that could be reasonably be expected to impact the conditionality or aggregate amount of the Debt Financing is contemplated. Subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general applicability relating to or affecting rights of creditors and that equitable remedies, including specified performance, are discretionary and may not be ordered, the Debt Commitment Letter is valid, binding and in full force and effect as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would either constitute or reasonably be expected to constitute a breach or default under the Debt Commitment Letter on the part of the Buyer or, to the Knowledge of the Buyer, the other parties thereto. As of the date hereof, the Buyer has paid (or caused to be paid) all fees or other amounts due and owing as of the date hereof in connection with the Debt Commitment Letter pursuant to the terms thereof. As of the date hereof, no termination of the Debt Commitment Letter is contemplated by the Buyer or, to the Knowledge of the Buyer, any other party thereto. The Buyer has not entered into any side letters or other contracts, understandings, agreements or arrangements related to the conditionality and availability of the funding under the Debt Financing, other than as expressly set forth in the Debt Commitment Letter delivered to the Seller.

5.12 Equity Financing.

(a) The Buyer has delivered to the Seller a true, accurate and complete copy of the Equity Commitment Letter as of the date hereof.

(b) The Buyer will have, upon receipt of, the funds in accordance with the Debt Commitment Letter and the Equity Commitment Letter, sufficient available funds on hand for it to consummate the transactions contemplated by this Agreement and perform its obligations under this Agreement and the Transaction Documents, including to pay any fees and expenses allocated to the Buyer pursuant to this Agreement to be paid on the Closing Date. The Equity Commitment Letter has not been amended or modified prior to the date of this Agreement. Subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general applicability relating to or affecting rights of creditors and that equitable remedies, including specified performance, are discretionary and may not be ordered, the Equity Commitment Letter is valid, binding and in full force and effect as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would either constitute or reasonably be expected to constitute a breach or default under the Equity Commitment Letter on the part of the Buyer or, to the Knowledge of the Buyer, the other parties thereto. As of the date hereof, no termination of any of the Equity Commitment Letter is contemplated by the Buyer or, to the Knowledge of the Buyer, any other party thereto. The Buyer has not entered into any side letters or other contracts, understandings, agreements or arrangements related to the conditionality and availability of the funding under the Equity Financing, other than as expressly set forth in the Equity Commitment Letter delivered to the Seller.

5.13 No Other Representations and Warranties. In making the decision to enter into this Agreement and consummate the transactions contemplated hereby, the Buyer has relied solely upon the representations and warranties of the Seller set forth in Article III and Article IV. Neither the Seller, nor the Target Companies, nor any of their respective Representatives, nor any other Person has made or is making any representations or warranties to the Buyer or any other Person regarding the probable success or profitability of the Target Companies or the Interests (whether before or after the Closing).

ARTICLE VI

COVENANTS

6.1 Conduct of Business.

(a) Except (i) as expressly required by this Agreement, (ii) as set forth in Disclosure Schedule 6.1(a), (iii) as required by applicable Law, (iv) as provided for in the Organizational Documents of the Target Companies as in effect on the date of this Agreement, or (v) as consented to by the Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the Execution Date until the Closing, the Seller shall, and shall cause each of the Target Companies to (A) conduct its business in the Ordinary Course of Business; (B) use commercially reasonably efforts to preserve intact the Business and such Target Company’s relationship with employees, material customers, material suppliers and creditors; (C) use commercially reasonable efforts consistent with past practice to maintain and to keep its tangible assets in good repair and condition, ordinary wear and tear excepted and (D) use commercially reasonable efforts to keep in full force and effect insurance applicable to its assets and operations comparable in amount and scope of coverage to that is currently maintained. Without limiting the generality of the foregoing, except (A) as expressly required by this Agreement, (B) as set forth in Disclosure Schedule 6.1(a), (C) as required by applicable Law, or (D) as consented to in writing by the Buyer, during the period from the Execution Date to the Closing Date, the Seller shall not, and shall cause each of the Target Companies not to, and with respect to subclause (xi) below, the Seller shall not (and shall cause the other Seller Parties) not to:

(i) (A) issue, sell, grant, dispose of, accelerate the vesting of or modify, as applicable, any of its Equity Interests, (B) redeem, purchase or otherwise acquire any of its Equity Interests, (C) split, combine or reclassify any of the Equity Interests or (D) declare, set aside or pay any dividend or other distribution, other than wholly in cash, in respect of the Interests;

(ii) incur, refinance, assume or guarantee any Indebtedness, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of any Target Company, other than (A) borrowings under the Existing Credit Facility, or any replacements thereof; provided that the aggregate Indebtedness of the Target Companies does not exceed $80,000,000.00 in the aggregate, (B) borrowings from any Target Company by any other Target Company and (C) repayments of borrowings from any Target Company by any other Target Company;

(iii) sell, transfer, lease or otherwise dispose of any of its Assets (including any inventory reclassified from products, plant and equipment to current assets in the Interim Financial Statements) with a fair market value in excess of $100,000, individually or $250,000 in the aggregate, except, (A) pursuant to Contracts in force as of the Execution Date and listed in Disclosure Schedule 6.1(a), (B) dispositions of obsolete or worthless equipment, (C) dispositions of crude oil, natural gas, condensate, natural gas liquids and other produced Hydrocarbons and minerals in the Ordinary Course of Business or (D) sales, transfers, leases, or other disposals to any Target Company;

(iv) make any capital expenditure or capital expenditures, except for (A) any capital expenditures set forth on the CapEx Budget, (B) unbudgeted emergency operations, repairs, replacements or expenditures and (C) any capital expenditures that, in the aggregate, do not exceed 110% of the total amount of capital expenditures set forth on the CapEx Budget;

(v) directly or indirectly acquire by merging or consolidating with, or by purchasing any Equity Interest in, or by any other manner, any Person or division, business or Equity Interest of any Person;

(vi) (A) enter into any Contract or agreement that would be a Material Contract if in existence as of the Execution Date or (B) amend or terminate any Material Contract (unless due to a material breach by a counterparty or expiration in accordance with the terms of such Material Contract); provided, however, that this Section 6.1(a)(vi) shall not prohibit entering into any Material Sales Contract or Material Gathering Contract that is cancellable without payment or penalty upon notice of 30 days or less; provided, further, that with respect to any Material Sales Contract with a term of four (4) days or longer, the Seller shall first reasonably consult with the Buyer;

(vii) in each case, solely to the extent related to any Target Company or the Assets and, in the case of any consolidated or combined return of which any Target Company is not the parent, solely to the extent any such action would have the effect of increasing any Tax of any Target Company to with respect to the Assets following the Closing, (A) change its Tax accounting period, any material method of Tax accounting or any methods of reporting income or deduction for Tax or accounting practice or policy, (B) make, change, or revoke any material Tax election other than in the Ordinary Course of Business, (C) prepare any material Tax Return in a manner which is not consistent with the past practice of such Target Company with respect to the treatment of items on such Tax Returns, (D) file any amendment to a Tax Return, (E) incur any material Liability for Taxes other than in the Ordinary Course of Business, (F) enter into any closing agreement with respect to Taxes or settle or compromise any Claim or audit, examination or other Proceeding with respect to Taxes, (G) consent or agree to any extension or waiver of the limitation period applicable to any Claim or assessment in respect of Taxes with any Governmental Authority or (H) surrender any right to claim a refund of material Taxes;

(viii) amend a Target Company’s Organizational Documents;

(ix) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between Target Companies);

(x) change in any material respect its accounting methods, practices or principles except as required by GAAP or applicable Law;

(xi) except as allowed under the terms of any Business Benefit Plan, (A) employ any additional Persons as common law employees in any Available Employee capacity, except as reasonably necessary to replace any open Available Employee position below executive officer in the Ordinary Course of Business, (B) grant or promise any increase in salary, wages, benefits, severance, bonuses or other compensation payable or to become payable to any Available Employee, (C) engage any additional individual independent contractors, consultants or agents pursuant to any Contract for which the Target Companies will have any continuing obligation after the Closing, (D) amend (other than to the minimum extent required to conform with applicable Law), terminate, accelerate rights under or become obligated to make payments under or with respect to (1) any Business Benefit Plan (or any arrangement that would constitute a Business Benefit Plan, if adopted) or (2) any loan with any of its officers, directors or managers, or (E) enter into, establish or adopt any additional Business Benefit Plan that is not otherwise in effect as of the date hereof;

(xii) enter into or assume, or in the case of the Seller, cause or permit any Target Company to enter into or assume, any Contract for employment or similar agreement or arrangement with or to employ or receive services from any Person;

(xiii) waive any claims or rights under any Contracts or otherwise pertaining to the Business, other than claims or rights that are immaterial in amount and consequence to the Business;

(xiv) delay or postpone any payment of accounts payable or other payables or expenses, or accelerate the collection of accounts receivable or cash collections of any type;

(xv) form any Subsidiary of a Target Company;

(xvi) mortgage, pledge or subject any Lien (other than a Permitted Encumbrance) any of the Assets or any Equity Interests in a Target Company;

(xvii) institute, settle or compromise any pending or threatened Claim or Proceeding, other than Claims not in excess of $25,000 individually or $100,000 in the aggregate; or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

(b) In the event of an emergency, the Seller or the applicable Target Company may take such commercially reasonable action as a prudent operator would take, and any such actions shall not be deemed to be a breach of the provisions of Section 6.1(a), and shall notify the Buyer of such action promptly thereafter.

6.2 Access to Information; Confidentiality.

(a) From the Execution Date through the Closing Date, upon reasonable advance written notice from the Buyer to the Seller and subject to applicable Laws relating to the exchange of information, the Seller shall, and shall cause each of the Target Companies to (i) afford to the Buyer and its Representatives reasonable access during the Target Companies’ normal business hours (and, with respect to books and records, the right to copy) to all of the Target Companies’ offices, properties, books and records, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accounting firms, counsel, financial advisors and other Representatives, (ii) furnish the Buyer and its Representatives with such additional information concerning the Target Companies’ businesses, properties and personnel as may be requested, and (iii) allow the Buyer and its Representatives to conduct site visits of the Real Property Assets during normal businesses hours; provided, however, that the Seller shall have the right to have a Representative of the Seller of its Affiliates present for any communication with the Target Companies’ Representatives or any site visits. None of the Buyer’s access hereunder shall include any operation of equipment or any Phase II environmental site assessment or invasive or subsurface investigation, testing, analysis or sampling, including any of the environmental media or property, in each case, without the prior written consent of the Seller.

(b) This Section 6.2 shall not require the Seller to permit any access, or to disclose any information, (i) which the Seller reasonably believes it or the Target Companies are prohibited from providing to the Buyer by reason of applicable Law, which constitutes or allows access to information protected by attorney-client privilege, or which the Seller or the Target Companies are required to keep confidential or prevent access to by reason of any Contract with or duty to any Third Person, (ii) relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by Seller Counsel, would reasonably be expected to result in regulatory concerns for the Seller or any of its Affiliates, (iii) relating to any potential sale of any of the Target Companies or the Business to any other Person, or (iv) if the Seller or its Affiliates, on the one hand, and the Buyer or any of its Subsidiaries, on the other hand, are adverse parties in a litigation, such information being reasonably pertinent thereto; provided, however, that the Seller shall make appropriate substitute disclosure arrangements, if available, under circumstances in which the restrictions of the foregoing provisions apply (other than with respect to the restrictions in clause (iii) above).

(c) Any inspection or investigation conducted by the Buyer or its Representatives prior to the Closing will be conducted in accordance with applicable Laws, including any applicable Environmental Laws, and in such manner as not to interfere unreasonably with the business or operations of the Seller or the Target Companies. The Seller and its Affiliates make no representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 6.2, and the Buyer may not rely on the accuracy of any such information, in each case other than as expressly set forth in the representations and warranties contained in Article III, Article IV and the Transaction Documents.

(d) If the Buyer exercises its rights of access under this Section 6.2, or conducts examinations or inspections under this Section 6.2 or otherwise, then (i) such access, examination and inspection will be at the Buyer’s sole risk, cost and expense and the Buyer waives and releases, on behalf of itself and each Person undertaking any such examination or inspection on the Buyer’s behalf, all Losses and other Claims against the Seller, the Target Companies, their Affiliates and their respective Representatives (collectively the “Inspection Indemnitees”) arising in any way therefrom or in any way related thereto and (ii) except to the extent of an Inspection Indemnitee’s gross negligence or willful misconduct, the Buyer will indemnify, defend and hold harmless the Inspection Indemnitees from and against any and all Losses and other Claims of any kind or character attributable to any personal injury, death or physical or other property damage, or violation of the Seller’s, the Target Companies’ or any third-party operator’s rules, regulations or operating policies of which the Buyer was previously informed in writing, arising from such examinations or inspections; provided, however, the Parties agree that in no event shall any Inspection Indemnitee be entitled to indemnification by the Buyer for any Losses to the extent arising out of any preexisting environmental contamination or noncompliance with Environmental Law, except to the extent such contamination or noncompliance is exacerbated by Buyer. THE FOREGOING RELEASE AND INDEMNIFICATION WILL APPLY WHETHER OR NOT SUCH DAMAGES OR OTHER CLAIMS ARISE OUT OF (A) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SIMPLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF THE SELLER OR ITS AFFILIATES OR (B) STRICT LIABILITY. Notwithstanding any provision to the contrary contained in this Agreement, the provisions of this Section 6.2(d) will survive the termination of this Agreement pursuant to Article IX and the Closing.

(e) Except for disclosures permitted by the terms of the Confidentiality Agreement, the Buyer and its Representatives will hold all information received from the Seller pursuant to this Section 6.2 in confidence in accordance with the terms of the Confidentiality Agreement.

6.3 Contact with Customers, Suppliers and Other Business Relations. Prior to the Closing, the Buyer and its Representatives shall not (i) contact or communicate with the employees (except the executive officers and other employees (A) as authorized by the executive officers, (B) as requested by the Buyer, to the extent such requests are commercially reasonable and would not interfere with the operations of the Business, (C) as or permitted pursuant to this Agreement) or the Third Person customers, suppliers and other Third Person business relations of the Target Companies (except for the entities set forth on Schedule 6.3) in connection with, or relating in any way to, the transactions contemplated hereby, without the prior written consent of the Seller (which consent may be conditioned, including the conditions set forth on Schedule 6.3 with respect to the applicable entities set forth thereon), (ii) persuade or seek to persuade any actual or prospective Third Person customer or supplier of the Seller or the Target Companies to cease to do business or to reduce the amount of business which that Person has customarily done or contemplates to continue doing with the Seller or the Target Companies, as applicable, or (iii) interfere or attempt to interfere with the business relationships (whether formed prior to or after the Execution Date) between the Seller or the Target Companies and any Third Person customer, supplier or independent contractor of the Seller or the Target Companies. For the avoidance of doubt, nothing contained herein shall prevent the Buyer and its Representatives from contacting or communicating with any Person in the Ordinary Course of Business of the Buyer and its Affiliates for matters unrelated to the transactions contemplated by this Agreement or from conducting general market diligence, in each case, subject to the terms and conditions of any applicable confidentiality agreement (including the Confidentiality Agreement).

6.4 Non-Solicitation. From the day after the Closing Date through the date that is twelve (12) months after the Closing Date, a Buyer Party may solicit and hire any employee of a Seller Party so long as such Buyer Party pays the Seller a sum equal to the actual severance paid or to be paid by the Seller in connection with the Seller’s termination of such person’s employment relationship with any Seller Party within two (2) days of the date upon which such individual commences employment with the Buyer or any Affiliate of the Buyer.

6.5 Insurance. From and after the Closing Date, the Target Companies and the Assets shall cease to be insured by the insurance policies held by the Seller or any of its Affiliates (excluding, after the Closing, the Target Companies), or by any of their self-insured programs, and neither the Buyer nor its Affiliates (including, after the Closing, the Target Companies) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Assets or any Liability arising from the business or operations of the Target Companies; provided that, with respect to events or circumstances relating to the Assets or Target Companies that occurred or existed prior to the Closing Date that are covered by any occurrence-based insurance policies held by the Seller or any of its Affiliates with any third-party insurers (the “Seller Insurance”), the Buyer or the Target Companies may, after the Closing Date and subject to prior consultation with the Seller, make claims under the Seller Insurance to the extent such coverage and limits are available to the Target Companies under the Seller Insurance. The Seller shall have the right (but not the obligation) to monitor or associate with such claims. By making any claims under the Seller Insurance, the Buyer agrees to promptly (and in any event within ten (10) Business Days) reimburse the Seller Parties for all documented costs and expenses (including any increased premiums, claim handling fees, allocated claims expenses, losses, liabilities or fees) incurred by any Seller Party as a result of such claims, and the Buyer shall exclusively bear the amount of any “deductible” or net retention associated with any claims under the Seller Insurance. In order to support this Section 6.5, the Seller shall, at the Buyer’s sole expense, cooperate with the Buyer to make claims and amend the Employment Practices Liability and Directors & Officer’s Liability insurance policies specifically related to extended reporting or run off endorsements and policy changes triggered by the Closing. The applicable Seller Party shall retain all rights to control its insurance policies or programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs. The Seller and its Affiliates may, to be effective as of the Closing, amend any insurance policies in the manner it deems appropriate to give effect to this Section 6.5; provided that no such amendment or modification shall materially impair the Buyer’s or the Target Companies’ rights under this Section 6.5 with respect to the Seller Insurance. From and after the Closing, the Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the Assets.

6.6 Efforts. Subject to the terms and conditions of this Agreement, each of the Seller and the Buyer shall cooperate with the other and use (and shall use their commercially reasonable efforts to cause the Target Companies and the Buyer’s Subsidiaries, respectively, to use) its commercially reasonable efforts to (a) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, Notifications, notices, petitions, statements, waivers, submissions of information, applications and other documents, (b) obtain promptly (and in any event no later than the Outside Date) and maintain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, Permits, Authorizations and other confirmations from any Governmental Authority or Third Person necessary, proper or advisable to consummate the transactions contemplated hereby, (c) defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby or seek to have lifted or rescinded any injunction or restraining order or other Order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby; provided, however, that the Parties acknowledge and agree that the obligations of the Parties with respect thereto shall not extend beyond the Outside Date, and (d) obtain all necessary consents, approvals or waivers from third parties.

6.7 Tax Matters.

(a) Tax Returns.

(i) The Seller shall, at the sole expense of the Seller, cause to be prepared and, unless otherwise required by applicable Law, timely file all Tax Returns required to be filed by or with respect to any of the Target Companies for all Tax periods ending on or before the Closing Date (each, a “Pre-Closing Tax Period”) that are due on or after the Closing Date, including, for the avoidance of doubt, all Tax Returns of any combined group of which each of (i) a Target Company and (ii) Seller or an Affiliate of Seller (other than a Target Company) is or was a member on or prior to the Closing Date for Texas franchise Tax purposes (including in each such Tax Return any and all items and activities of the Target Companies through and including the Closing Date), and Seller (or such Affiliate of Seller treated as the reporting entity for Texas franchise Tax purposes) shall pay all Texas franchise Taxes owed with respect to such Tax Returns; provided, however, that Buyer shall take no action on the Closing Date after the Closing that would have the effect of increasing the amount of Texas gross receipts incurred by any Target Company on the Closing Date.

(ii) The Buyer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns of the Target Companies for all Straddle Periods.

(iii) All Tax Returns described in Sections 6.7(a)(i) and 6.7(a)(ii) shall be prepared on a basis consistent with past practice of the applicable Target Company, and without a change of any election or any accounting method. Not later than thirty (30) days prior to the due date for filing any such Tax Return, the Seller or Buyer (as applicable) shall deliver a draft of such Tax Return (together with schedules, statements and supporting documentation) to the Buyer or Seller (as applicable) for its review and reasonable comment. The filing Party shall cause such Tax Return (as revised to incorporate the other Party’s reasonable comments made in writing to the filing Party before the due date for such Tax Return) to be timely filed.

(iv) Except as otherwise required by Law, without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Buyer nor any Target Company, nor any Affiliate thereof, shall, with respect to any Target Company for any Pre-Closing Tax Period or any Straddle Period: (A) make any election under the Code or any other Tax Law (other than an election required to be made under Sections 6226(a) or

754 of the Code pursuant to Section 6.7(a)(vi) or otherwise expressly required pursuant to this Agreement); or (B) file any amended Tax Return, initiate any voluntary disclosure agreement or program, or similar disclosure process, or agree to any adjustment of any Tax item with a Governmental Authority that relates to a Pre-Closing Tax Period Tax Return or Straddle Period Tax Return of a Target Company, if in any such case, such action would have the effect of increasing the Seller’s or any of its direct or indirect owners’ liability for any Taxes. For the avoidance of doubt, the parties agree that, in the absence of a final determination to the contrary, the Synthetic Equity Interest Agreement shall not be treated as having caused any Target Company to constitute a partnership for any Tax purpose or caused any Target Company to have been party to any Tax partnership or similar arrangement; provided, however, that in the event there is a material change under the Synthetic Equity Interest Agreement to the economic entitlements of the parties thereto after the Closing that causes the Buyer to conclude that it is required by Law to treat the Synthetic Equity Interest Agreement as having caused a Target Company to constitute a partnership or to be party to a Tax partnership or similar arrangement for a Straddle Period or a Tax period following the Closing, the Buyer shall be entitled to act consistently with such determination; provided further, however, that the Buyer shall consult with the Seller regarding such determination and take the Seller’s input into account in good faith before taking any action consistent with such determination.

(v) If any Target Company receives a Tax refund or applies a credit against Taxes which refund or credit arises from or is attributable to the Sales Tax Contest, such refund or the amount of such credit (less any reasonable costs incurred by the Buyer or any Target Company to obtain such refund or credit) shall be paid to the Seller; provided, that the Buyer or the applicable Target Company shall be entitled to either withhold payment of such refund to the Seller until the Seller obtains a written release of the Buyer from any obligations to Ernst & Young with respect to the contingent fee engagement related to the Sales Tax Contest or, without duplication, pay such contingent fee out of the proceeds of the Sales Tax Contest; and provided, further, that the Buyer shall be entitled to offset against the amount of such refund any Liabilities for Taxes related to the Sales Tax Contest that are imposed on any Target Company or for which Buyer or any Target Company are held liable (directly or indirectly). For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, the Seller shall have the sole right to control the Sales Tax Contest and shall keep the Buyer reasonably informed with respect to same.

(vi) To the extent any Target Company is, pursuant to either (1) a final determination or (2) a preliminary finding by a Governmental Authority that requires a Target Company to appoint a “partnership representative” under Section 6223 of the Code, determined to have constituted a partnership for Tax purposes or determined to have been party to any Tax partnership or similar arrangement, in each case, during any Pre-Closing Tax Period, with respect to any adjustment of any Tax item, or any audit, examination or other Proceeding related to any Target Company (or such Tax partnership or similar arrangement), the Seller shall, to the extent permitted by Law, take, and cause its Affiliates to take, such actions as are needed to cause the applicable Target Company (or such Tax partnership or similar arrangement) to (A) cause the Buyer to be designated as the “partnership representative” of the applicable Target Company (or such Tax partnership or similar arrangement), and to cause Buyer’s appointee to be designated as the “designated individual” to act on behalf of Buyer in its capacity as partnership representative of the applicable Target Company (or such Tax partnership or similar arrangement), in each case, by executing IRS Form 8979 or such successor or similar form or authorization prescribed for such purpose (and any corresponding or similar form required to approve such similar designations under applicable state or local Tax Law), (B) make a timely “push out” election under Section 6226(a) of the Code (and any corresponding or similar provision of state or local Tax Law) for such Pre-Closing Tax Period, and (C) file an actual or protective election (as the case may be) under Section 754 of the Code with the next Tax Return eligible to be filed. For the avoidance of doubt, nothing about this Section 6.7(a)(vi) shall be interpreted as modifying any other requirement or obligation under this agreement, including, without limitation, the obligations in Section 6.7(a)(iv).

(b) Cooperation. In connection with the preparation of Tax Returns, audit examinations and any administrative or judicial Proceedings relating to the Tax Liabilities imposed on or with respect to any Target Company, the Parties shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, information, personnel (as reasonably required), books of account, or other materials reasonably relevant or helpful for the preparation of such Tax Returns, the conduct of audit examinations or any administrative or judicial Proceedings or the defense of Claims by Governmental Authorities as to the imposition of Taxes. The Parties agree to: (i) retain all books and records with respect to Tax matters pertinent to the Target Companies relating to any Pre-Closing Tax Period or any Straddle Period until the earlier of (A) sixty (60) days after the expiration of the applicable statute of limitations and any extension thereof for the respective taxable periods and (B) the wind-down, dissolution or liquidation of either Party, and to abide by all record retention agreements entered into with any Governmental Authority; and (ii) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records (including in the event of the wind-down, dissolution or liquidation of a Party) and, if such other Party so requests, allow such other Party to take possession of such books and records.

(c) Transfer Taxes. Neither Buyer nor Seller anticipates that the purchase and sale of the Interests described hereunder will result in any Liabilities for Transfer Taxes. Notwithstanding the immediately preceding sentence or anything in this Agreement to the contrary, all Transfer Taxes shall be borne by the Buyer. The Buyer and the Seller shall, upon written request from the Buyer, use their commercially reasonable efforts to mitigate, reduce or eliminate any such Transfer Tax that could be imposed.

(d) Tax Sharing Agreements. Seller shall cause any and all Tax allocation, sharing and indemnity Contracts and any other similar Contract or other agreement or arrangement relating to Taxes (whether written or unwritten) solely between any of the Target Companies, on the one hand, and the Seller or any of its Affiliates (other than the Target Companies), on the other hand, to be terminated at or prior to the Closing. After such termination, none of the Target Companies shall have any further rights or liabilities thereunder. At or prior to Closing, Seller and each of its Affiliates that are parties to the LINN Tax Matters Agreement shall enter into a waiver and release agreement with respect to the LINN Tax Matters Agreement (the “LINN Tax Matters Termination Agreement”) pursuant to which Seller and each such Seller Affiliate will waive all rights against the Target Companies which Seller or such Seller Affiliate may have under the LINN Tax Matters Agreement.

6.8 Continuation of Indemnity; D&O Tail Coverage.

(a) The Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by a Target Company now existing in favor of each Person who is now, has been at any time before the Execution Date, or who becomes prior to the Closing Date a manager, managing member, director or officer of a Target Company or the Seller as provided in the respective Organizational Documents of the Target Companies, in each case as in effect on the Execution Date, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for six (6) years or such shorter time provided for in such terms.

(b) The Target Companies shall, and the Buyer shall cause the Target Companies to, obtain as of the Closing Date “tail” insurance policies with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the managers, managing members, directors and officers of the Seller and the Target Companies as the “directors’ and officers’” liability insurance maintained by the Target Companies or any Person on behalf of the Target Companies immediately prior to the Closing Date with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement) (collectively, “D&O Insurance”).

(c) The obligations of the Buyer and the Target Companies under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any manager, managing member, director or officer of the Seller or the Target Companies, as applicable, to whom this Section 6.8 applies without the consent of such affected Person (it being expressly agreed that such managers, managing members, directors and officers to whom this Section 6.8 applies shall be third-party beneficiaries of this Section 6.8, each of whom may enforce the provisions of this Section 6.8).

(d) In the event the Buyer, the Target Companies or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Buyer or the Target Companies, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

6.9 R&W Insurance Policy.

(a) The Buyer has entered into a binder agreement (the “Binder Agreement”) with a representation and warranty insurer (or agent thereto) providing for a summary of conditional coverage of a buyer-side representation and warranty insurance policy (the “R&W Insurance Policy”) a copy of which is attached hereto as Exhibit C, naming the Buyer as the “named insured” and the Buyer Related Parties as “additional insureds”. The Buyer shall use commercially reasonable efforts to satisfy the conditions set forth in the Binder Agreement to ensure that the R&W Insurance Policy is fully bound and in full force and effect at the Closing.

(b) In connection with the R&W Insurance Policy, the Buyer shall not, and shall ensure that its Affiliates, officers, managers, members, equityholders, directors, agents and Representatives do not, amend or modify the R&W Insurance Policy in any manner adverse to the Seller (including the provision under the R&W Insurance Policy that, absent Fraud, waives subrogation rights of the insurer thereunder against the Seller) or terminate the R&W Insurance Policy once fully bound and in full force and effect at the Closing.

(c) The cost of obtaining the R&W Insurance Policy, including all premiums and any related brokers fees, surplus line fees, and any Taxes payable thereto, shall be paid by the Buyer at or prior to the Closing.

(d) To the extent that Buyer intends after the Closing to make or consider making a Claim under the R&W Insurance Policy and deems the assistance and cooperation of the Seller reasonably necessary or helpful in connection therewith, the Buyer shall so notify the Seller and the Seller shall use all reasonable efforts, at the Buyer’s sole cost and expense, to provide such assistance and cooperation.

6.10 Employees.

(a) Available Employees. Within one (1) Business Day following the Execution Date, the Seller shall update the Available Employee List to include the following information with respect to each Available Employee: (i) name; (ii) employer(s); (iii) work location; (iv) job title; (v) annualized salary or hourly wage; (vi) bonus eligibility/target for 2020; (vii) long-term incentive eligibility/target with respect to 2020; (viii) current accrued, but unused paid-time-off; (ix) hire date/start date; (x) leave status (including expected duration of any leave); (xi) details of any visa; and (xii) such other matters as the Buyer may reasonably request (the “Updated Available Employee List”).

(b) Offers of Employment. Within fifteen (15) Business Days of receiving the Updated Available Employee List, the Buyer or its Affiliate (including the Target Companies) shall make written offers of employment, conditioned upon the occurrence of the Closing, to each of the Available Employees to whom the Buyer elects in its sole discretion to make an offer of employment in accordance with the provisions of this Section 6.10, with all such offers subject to the satisfaction of the general hiring criteria applicable to the Buyer’s hiring practices for similarly situated employees (the “Offer Employees”). Each offer of employment shall (i) be for a position that is comparable to the type of position held by each such Offer Employee immediately prior to the Closing Date (by function without regard to title), (ii) provide for a base salary or hourly rate that is no less than such Available Employee’s base salary or hourly rate in effect as of immediately prior to the Closing Date, and (iii) be at a geographic location that is within fifty (50) miles of the primary location at which such Available Employee worked immediately prior to the Closing Date, in each case, through December 31, 2020. Each Offer Employee who accepts such offer of employment, including offers described in Section 6.10(c) from the Buyer or the Buyer’s Affiliate (including the Target Companies), and commences such employment, is referred to herein as a “Continuing Employee”.

(c) Inactive Employees. With respect to Offer Employees who are Inactive Employees, the Buyer or the Buyer’s Affiliate shall be required to offer employment to such employee, in accordance with the provisions of this Section 6.10 notwithstanding their inactive or leave status (provided that such commencement of active employment occurs not later than ninety (90) days following the Closing Date or such later time as may be required by applicable Law), and any such Inactive Employee who accepts such offer of employment shall become a Continuing Employee and the Buyer or the Buyer’s Affiliate shall assume all obligations to provide compensation and benefits to each such Inactive Employee as of the Closing Date.

(d) Vacation. As of the Closing Date, the Seller or one of its Affiliates (other than the Target Companies) shall pay to each Continuing Employee the amount of each such employee’s (i) accrued bonus and (ii) accrued but unused vacation/paid time off, in each case, determined as of the Closing Date.

(e) Employment-Related Liabilities. The Buyer and its Affiliates shall assume and be solely responsible for all employment related liabilities, obligations, claims or losses that (i) relate to any Continuing Employee that arise as a result of an event or events that occurred on or after the Closing Date, (ii) relate to severance payments or benefits provided to any Available Employee who does not become a Continuing Employee but becomes employed or contracted for service by the Buyer or its Affiliates (including the Target Companies) within twelve (12) months following the Closing Date, or (iii) are otherwise assumed by the Buyer or any of its Affiliates pursuant to this Section 6.10(e). The Buyer shall bear any costs related to, and shall indemnify, defend and hold harmless the Seller or any of its Affiliates (including the Target Companies) from and against any employment related liabilities, obligations, claims or losses arising out of or relating to (A) any discrimination or similar allegations stemming from the Buyer’s or any of its Affiliate’s selection of Offer Employees or failure to hire any Offer Employee, or (B) any breach by the Buyer or its Affiliates of this Section 6.10. The Seller shall indemnify and hold the Buyer and its Affiliates harmless from and against any and all Losses arising with respect to (1) the Continuing Employees, to the extent such claims, expenses, losses and liabilities arise from or relate to acts or omissions of the Seller or its Affiliates occurring prior to the Closing Date, (2) any Available Employees who do not become Continuing Employees (and who do not become employed or contracted for service by the Buyer or its Affiliates (including the Target Companies) within twelve (12) months following the Closing Date), (3) any Seller Benefit Plans, to the extent such claims, expenses, losses and liabilities arise from or relate to acts or omissions of the Seller or its Affiliates occurring prior to the Closing Date, (4) the Target Equity Awards in accordance with Section 2.6(d), and (5) any current or former employees of any of the Target Companies.

(f) Buyer Health and Welfare Plans. Disclosure Schedule 6.10(f) lists each material Buyer Plan. From and after Closing, the Buyer shall, and it shall cause its Affiliates (including the Target Companies) to, cause the Buyer Plans to give each Continuing Employee full credit (for all purposes, including eligibility to participate, vesting, vacation or PTO entitlement and severance benefits) for all service with the Seller or its Affiliates (including the Target Companies) and any of their predecessors prior to the Closing Date; provided, however, that (i) such service need not be credited to the extent it would result in a duplication of benefits, and (ii) such service credit shall not be given with respect to benefit accruals under any defined benefit pension plan. In addition, from and after Closing the Buyer shall, and it shall cause its Affiliates (including the Target Companies) to use commercially reasonable efforts to, (x) cause to be waived any eligibility waiting periods, any evidence of insurability requirements, any actively at work requirements, and the application of any pre-existing condition limitations under each of the Buyer Plans for the Continuing Employees and their spouses and dependents and (y) recognize any out-of-pocket expenses (including deductibles, co-pays, and out of pocket maximums) incurred by each of the

Continuing Employees and their eligible dependents under each of the health and welfare benefit plans offered to any Continuing Employee on or prior the Closing Date for purposes of determining deductibles, co-pays and out-of-pocket maximums under the Buyer Plans that are health and welfare benefit plans offered to any Continuing Employee after the Closing Date.

(g) 401(k) Plan. Effective as of the Closing Date, the Buyer shall, or shall cause one of its Affiliates (including a Target Company) to, permit each Continuing Employee who was a participant or eligible to participate in any Business Benefit Plan that provides defined contribution retirement benefits (the “Seller’s 401(k) Plan”) prior to the Closing to immediately following the Closing be eligible to participate in a tax-qualified defined contribution retirement plan, if any, established or designated by the Buyer (the “Buyer’s 401(k) Plan”). The Buyer shall permit the Continuing Employees to make rollover contributions of their account balances from the Seller’s 401(k) Plan that are “eligible rollover distributions” (as defined in Section 402(c)(4) of the Code) to the Buyer’s 401(k) Plan, if any, including rollovers of notes evidencing any outstanding plan loans from the Seller’s 401(k) Plan to an account under the Buyer’s 401(k) Plan, if any.

(h) No Guaranteed Employment. No provision of this Section 6.10 shall be construed as a guarantee of continued employment of any Continuing Employee and this Agreement shall not be construed so as to prohibit the Buyer or any of its respective Subsidiaries from having the right to terminate the employment of any Continuing Employee, provided, that any such termination is effected in accordance with applicable Law.

(i) No Third-Party Beneficiaries. The provisions of this Section 6.10 are for the sole benefit of the Parties hereto and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any Person (including any Continuing Employee), other than the Parties to this Agreement and their respective successors and permitted assigns, any legal or equitable or other rights (including any third-party beneficiary rights) or remedies under or by reason of any provision of this Section 6.10. Nothing contained herein, express or implied: (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement (including any benefit plan of the Buyer); (ii) shall alter or limit the Buyer’s ability to amend, modify or terminate any benefit plan, program, agreement or arrangement (including any benefit plan of the Buyer) subject to compliance with this Section 6.10; or (iii) is intended to confer upon any Continuing Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

6.11 Use of Name.

(a) With respect to the phase-out of the use of the names, business names, trade names, brand names, registered and unregistered trademarks, logos, service marks or other source indicators of the Seller or any of its Affiliates that are used in the Business, including the use of the name and trademark “Riviera Resources” (collectively, the “Seller’s Marks”), the Buyer agrees as follows: (i) as soon as reasonably practicable following the Closing, but in no event later than ninety (90) days after Closing, the Buyer shall, and after the Closing shall cause the Target Companies to, change the names of such Persons to names that do not include any of the Seller’s Marks; and (ii) as soon as reasonably practicable following the Closing, but in no event later than ninety (90) days after Closing, the Buyer shall, and after the Closing shall cause the Target Companies to, cease and permanently discontinue any and all uses of any of the Seller’s Marks, and remove or cover all the Seller’s Marks from or on, or destroy, any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials in the possession or under the control of the Target Companies bearing any of the Seller’s Marks, and provide the Seller with written confirmation thereof; provided, however, that the Buyer shall have one hundred eighty (180) days after the Closing Date (but in any event, no longer than as required by applicable Laws, including Environmental Laws) to remove any of the Seller’s Marks required to be on the Assets pursuant to any Environmental Law, health or safety Law or state or federal statutory Law.

(b) In no event shall the Buyer or any of its Affiliates (including, after Closing, the Target Companies) use any of the Seller’s Marks after Closing in any manner or for any purpose different from the use of the Seller’s Marks by the Target Companies preceding the Closing, and none of them shall affix or include any of the Seller’s Marks, or any colorable imitations thereof, on any publications, signage, corporate letterhead, invoices, stationery, business cards, marketing materials, website content or other materials that are created or produced after the Closing. The Buyer, for itself and its Affiliates (including, after Closing, the Target Companies), agrees that, after the Closing Date, the Buyer and its Affiliates (including, after Closing, the Target Companies) will not do business or represent themselves as having any affiliation or business relationship with the Seller or any Affiliates of the Seller (excluding, after Closing, the Target Companies), except in accordance with any separate agreement entered into, or assumed by, the Buyer or its Affiliates on one hand, and the Seller or its Affiliates, on the other hand.

(c) The Buyer expressly acknowledges and confirms that the Seller is not transferring or assigning, and the Buyer shall not receive, any right, title or interest in or to the Seller’s Marks, except the limited right to use for the sole purpose of permitting the Buyer to complete the phase-out in strict compliance with this Section 6.11. Notwithstanding anything to the contrary in this Agreement or in the other Transaction Documents, prior to the Closing Date, with the prior written consent of the Buyer (such consent not be unreasonably withheld, conditioned or delayed), the Seller shall be permitted to cause the Target Companies to assign and transfer to the Seller or its Affiliates (other than the Target Companies) any and all right, title and interest that the Target Companies have or may have in or to the Seller’s Marks, including any goodwill therein.

6.12 Fees and Expenses. Except as expressly provided otherwise in this Agreement, all fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective Party incurring such fees and expenses. Notwithstanding the foregoing, the Buyer shall pay and be fully responsible for (a) the premium, underwriting fees and any and all other fees, costs or expenses incurred in respect of the R&W Insurance Policy, as set forth in Section 6.9; (b) any and all fees, costs and expenses incurred in respect of any financing by the Buyer and its Affiliates of the transactions contemplated by this Agreement and the other Transaction Documents; (c) Transfer Taxes incurred in connection with this Agreement under Section 6.7(c); (d) fees, costs and expenses incurred with respect to the Escrow Agent and the Escrow Accounts; and (e) fees, costs, and expenses of the D&O Insurance in accordance with Section 6.8(b).

6.13 Retention of Records by the Seller.

(a) The Seller, its partners and their respective Affiliates (not including the Target Companies) shall have the right to retain (i) photocopies of all books and records, including all Tax Returns and other information and documents relating to Taxes, of the Target Companies, in each case, relating to Tax periods (or portions thereof) ending on or prior to the Closing Date (A) as required by any Governmental Authority, including any applicable Law or regulatory request or (B) as may be reasonably necessary for the Seller, its partners and their respective Affiliates to perform their respective obligations pursuant to this Agreement and the Transaction Documents, (ii) all data room materials, photocopies of bids and all books and records (including any financial analysis relating to such bids) prepared in connection with the transactions contemplated by this Agreement, including (A) any books and records that may be relevant in connection with the defense of disputes arising under this Agreement or the Transaction Documents or (B) financial information and all other accounting books and records prepared or used in connection with the preparation of financial statements of the Seller, its partners or their respective Affiliates, and (iii) any books and records to the extent reasonably necessary to prepare the Seller’s, its partners’ and their respective Affiliates’ financial statements and Tax Returns (collectively, the “Records”). Additionally, for the shorter of (x) a period of seven (7) years from and after the Closing Date and (y) the wind-down, dissolution or liquidation of either Party, the Buyer will grant to the Seller (and/or its Representatives) reasonable access following reasonable advance notice at all reasonable times to the Records, and will afford the Seller and its Representatives the right to make copies thereof at the Seller’s sole expense to the extent reasonably necessary to prepare the Seller’s, its partners’ or their respective Affiliates’ financial statements or Tax Returns; provided, that such access shall not unreasonably interfere with the business or operations of the Buyer or its employees. The Buyer will maintain the Records in accordance with the Buyer’s document retention policies.

(b) Without limiting the foregoing Section 6.13(a), at and after the Closing, the Buyer shall, and it shall cause its Affiliates (including the Target Companies) to, (i) reasonably cooperate with the Seller, its Affiliates and their respective Representatives, at the Seller’s sole expense, in connection with the Seller’s (or its Affiliate’s) preparation of financial statements and the Seller’s and its Affiliates compliance with their financial or other reporting requirements and audits (including inquiries), including those required under the Securities Act or the Exchange Act, or as otherwise required by any regulatory body or regime or stock exchange to which the Seller or any of its Affiliates is subject and (ii) upon reasonable request from the Seller, afford the Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, access to the books, records (including employee and personnel records) and employees of the Target Companies to the extent reasonably necessary in connection with the activities set forth in clause (i) above.

6.14 Public Announcements.

(a) No Party shall issue any public announcement, statement or other disclosure without first having obtained the prior written consent of the other Party, except as may otherwise be required by applicable Law or by any stock exchange listing requirement.

(b) Except for disclosures permitted by the terms of the Confidentiality Agreement or Section 6.14(a), from the Execution Date until the Closing Date, each Party shall keep confidential in accordance with the terms of the Confidentiality Agreement all Pre-Closing Confidential Information. If the Closing occurs, the Confidentiality Agreement shall terminate other than with respect to information relating solely to the Seller and its Affiliates (other than the Target Companies).

6.15 No Solicitation of Other Bids. From the Execution Date until the earlier of the Closing Date or the termination of this Agreement, the Seller agrees that it will not, and will not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, engage in any negotiations with any Person other than the Buyer and its Affiliates regarding any Acquisition Proposals; provided, however, that the Buyer hereby acknowledges that prior to the date of this Agreement, the Seller, its Affiliates and its and their respective Representatives provided information relating to the Target Companies and the Business and afforded access to, and engaged in discussions with, other Persons in connection with an Acquisition Proposal. Immediately following the execution of this Agreement on the Execution Date, the Seller shall, and shall cause its Affiliates and its and their Representatives to, immediately cease any ongoing discussions with Persons other than the Buyer in connection with any Acquisition Proposal and immediately discontinue any access afforded to such Persons to information relating to the Target Companies and the Business. Notwithstanding anything to the contrary herein, the Seller, its Affiliates and its and their respective Representatives may respond to any unsolicited proposal regarding an Acquisition Proposal by indicating that the Seller and the Target Companies are subject to an exclusivity agreement and are unable to provide any information related to the Target Companies or the Business or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Proposal for as long as this Agreement remains in effect. For purposes hereof, “Acquisition Proposal” will mean any inquiry, proposal or offer from any Person (other than the Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, equity exchange or other business combination transaction involving the Target Companies; (ii) the issuance or acquisition of any Equity Interests in the Target Companies; (iii) the sale, lease, exchange or other disposition of any material portion of the Assets outside of the Ordinary Course of Business; or (iv) any transaction that would be inconsistent with the transactions contemplated by this Agreement or any Transaction Document, or interfere with the performance of any obligations hereunder or thereunder.

6.16 Payoff Letters. At least three (3) Business Days prior to the Closing Date, the Seller shall, and shall cause the Target Companies to, use commercially reasonable efforts to cause each payee of any portion of the Payoff Indebtedness to deliver a Debt Payoff Letter to the Seller or the Target Companies, copies of which shall promptly be delivered to the Buyer.

6.17 Seller Credit Support; Termination of Agreements and Intercompany Arrangements.

(a) Disclosure Schedule 6.17(a) lists the guarantees, surety bonds and letters of credit provided by the Seller or any of its Affiliates (other than the Target Companies) for the benefit of the Target Companies. True and correct copies of such guarantees, surety bonds and letters of credit have been made available to the Buyer.

(b) Subject to Section 6.17(d), and without duplication of any adjustments to the Unadjusted Purchase Price included in the Adjustment Amount (including the Accrued Reimbursable Expenses Amount), the Seller shall, and shall cause the Target Companies to, take such action and make such payments as may be necessary so that concurrently with the Closing, the Target Companies, on the one hand, and the Seller and its other Affiliates, on the other hand, shall settle, discharge, offset, pay, repay in full, terminate or extinguish all intercompany loans, notes, and advances regardless of their maturity and all intercompany receivables and payables for the amount due, including any accrued and unpaid interest to but excluding the date of payment.

(c) Subject to Section 6.17(d), the Seller and the Target Companies shall take such actions as may be necessary to terminate, concurrently with the Closing Date, (i) all Contracts between any Target Company, on the one hand, and the Seller or any of its Affiliates (other than other Target Companies), on the other hand, and (ii) all other Contracts and arrangements set forth on Disclosure Schedule 4.16.

(d) The Seller, the Buyer and the Target Companies shall use commercially reasonable efforts to cause, concurrently with Closing, each of the guarantees, surety bonds and letters of credit listed in Disclosure Schedule 6.17(d) (collectively, the “Required Intercompany Bonds”) to be assigned and transferred to, or assumed by, Buyer or an Affiliate of Buyer (excluding the Target Companies), settled, discharged, offset, terminated or extinguished, in each case, in accordance with the terms and conditions of the Required Intercompany Bonds such that the Required Intercompany Bonds are no longer (i) provided by the Seller or any of its Affiliates for the benefit of the Target Companies and (ii) the obligation or liability of the Seller or any of its Affiliates. To the extent that any Required Intercompany Bonds are not assigned or transferred to, or assumed by, Buyer or an Affiliate of Buyer (excluding the Target Companies), settled, discharged, offset, terminated or extinguished concurrently with Closing, the Seller, the Buyer and the Target Companies shall continue to use commercially reasonable efforts to cause such assignment or transfer, or assumption, settlement, discharge, offset, termination or extinguishment as soon as reasonably practicable following the Closing, and the Buyer shall defend, indemnify and hold harmless the Seller Parties from and against any and all Losses, as incurred, arising out of or relating to any such remaining Required Intercompany Bonds.

(e) Prior to Closing, each of the Target Companies shall, and the Seller shall cause each of the Target Companies to, assign to Seller or its Affiliate (other than a Target Company) any and all employment contracts to which such Target Company is a party or by which such Target Company is bound, including without limitation that certain Release Agreement dated April 27, 2020, executed by and between the Target and Greg Harper.

6.18 Termination and Release of Claims. Prior to the Closing, each of the Buyer Parties, the Seller Parties and their respective Affiliates, as applicable, shall take any and all actions as may be necessary or required to effect each of the transactions and other items contemplated by and set forth on Schedule 6.18, in each case as of and contingent upon the occurrence of Closing (collectively, the “Termination and Release”).

6.19 Litigation Cooperation. For a period of seven (7) years from and after the Closing Date, the Seller Parties shall, at the Buyer’s sole expense, (i) cooperate in good faith with the Buyer Parties and their counsel in providing information and assistance in connection with any contest or defense by the Buyer Parties of any Proceedings or Claims arising out of or related to the acts or omissions of the Target Companies prior to the Closing Date, including the matters set forth on Disclosure Schedule 4.14(a), (b) and (c), and (ii) make reasonably available to the Buyer and its Representatives the personnel of the Seller

Parties and provide reasonable access following reasonable advance notice at all reasonable times to the books and records of the Seller Parties (including emails and electronic files), and afford the Buyer and its Representatives the right to make copies thereof, in each case, as shall be reasonably necessary in connection with such contest or defense. Notwithstanding the foregoing, nothing in this Section 6.19 shall in any way limit or interfere with the winding down, dissolution or liquidation of the Seller or any of its Affiliates and their respective businesses.

6.20 Financing Cooperation.

(a) From the date hereof until the Closing (or the earlier termination of this Agreement pursuant to Section 9.1), subject to the limitations set forth in this Section 6.20(a), and unless otherwise agreed by the Buyer, the Seller Parties will use their reasonable best efforts to cooperate, and use their reasonable best efforts to cause their respective Subsidiaries (and each of their respective officers, directors, employees, accountants, consultants, legal counsel, affiliates and agents) to cooperate, with the Buyer as reasonably requested by the Buyer or the Debt Financing Sources in connection with the arrangement of the Debt Financing at the Buyer’s sole cost and expense. Such cooperation will include and be limited to using reasonable best efforts to:

(i) make officers of appropriate seniority reasonably available, with appropriate advance notice and at times reasonably acceptable to the Seller Parties, for participation in virtual bank meetings, additional bank calls during normal business hours at times reasonably agreed, virtual due diligence sessions, reasonable assistance in the preparation of confidential information memoranda and similar customary documents as may be reasonably requested by the Buyer or any Debt Financing Source, in each case, with respect to information relating to the Target Companies in connection with customary marketing efforts of the Buyer for all or any portion of the Debt Financing;

(ii) furnish the Buyer and the Debt Financing Sources with copies of such historical financial data with respect to the Target Companies which are prepared by the Seller Parties in the ordinary course of business, but in any case, limited to: (A) audited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of the Target for the three most recently completed fiscal years ended at least 120 days prior to the Closing Date, and (B) unaudited consolidated balance sheet and related unaudited consolidated statements of operations, stockholders’ equity and cash flows of the Target Companies, on a consolidated basis, as of and for each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) at least 60 days prior to the Closing Date (in each case, together with the corresponding comparative period from the prior fiscal year, it being agreed and understood that no such financial data is available with respect to any fiscal year prior to the 2018 fiscal year);

(iii) provide information reasonably requested by Buyer or the Debt Financing Sources regarding the Target Companies at least four (4) Business Days prior to the Closing Date under applicable “know your customer,” anti-money laundering rules and regulations and the USA PATRIOT Act of 2001, in each case, requested in writing at least nine (9) Business Days prior to the Closing Date;

(iv) provide reasonable and customary authorization letters to the Debt Financing Sources authorizing the distribution of information relating to the Target Companies to prospective lenders (and not containing any other confirmations or undertakings other than containing confirmation that public side versions of documents to be distributed to prospective lenders containing such information, if any, do not contain material nonpublic information regarding the Target Companies or their securities) and subject to customary confidentiality provisions;

(v) assist with the production of factual information required in connection with the preparation of any credit agreement, pledge and security documents, perfection certificates, mortgages, deeds of trust, hedging agreements, legal opinion support certificates or other definitive financing documents or other documents related to the Debt Financing (including schedules, insurance certificates, and evidence of corporate authority) as may be reasonably requested by the Buyer;

(vi) provide all existing items related to the Real Property Assets required by the Debt Financing that are requested by the Buyer or any Debt Financing Source prior to the date hereof, which are in the possession of the Seller or any of its affiliates (for the avoidance of doubt, it is agreed and understood that all such items have been delivered to the Buyer Parties prior to the date hereof) and facilitate the pledging of collateral owned by the Target Companies as reasonably requested by the Buyer; provided, that no pledge shall be effective until the Closing; and

(vii) (A) allow the usual and customary use of the logos of the Target Companies in connection with any debt financing (provided such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Target Companies’ reputation or goodwill) and (B) in connection with the Closing, allow the placement of customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as the Debt Financing Sources may choose, and circulate similar promotional materials in the form of a “tombstone” or otherwise describing aspects of the transactions contemplated hereby and the Debt Financing;

provided, that Buyer shall promptly upon receipt of a reasonably detailed invoice therefor, reimburse the Seller Parties for any documented out of pocket expenses and costs incurred in connection with the obligations of the Target Companies under this Section 6.20; provided, further, that nothing in this Agreement shall require the Target Companies to cause the delivery of (A) legal opinions or reliance letters, (B) any financial information in a form not customarily prepared by the Seller Parties with respect to such period or (C) any financial information with respect to a fiscal period that has not yet ended or has ended less than sixty (60) days prior to the date of such request (or, in the case of annual financial statements, one hundred twenty (120) days prior to such request).

(b) Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.20):

(i) Nothing in this Agreement (including this Section 6.20) shall require any such cooperation to the extent that it would: (A) require the Seller Parties to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Closing for which it has not received prior reimbursement by the Buyer; (B) materially interfere with the ongoing business or operations of the Target Companies; (C) require the Target Companies to enter into any agreement or other document effective prior to the Closing (other than authorization letters, confirmations and undertakings described in this Section 6.20) or agree to any change or modification of any existing agreement that would be effective prior to the Closing (other than customary payoff letters) (for the avoidance of doubt, any contracts or amendments contemplated to be entered into by the Seller Related Parties in connection with the Debt Commitment Letter (other than this Agreement, the Transaction Documents, or any amendments hereto or thereto) shall be effective no earlier than concurrent with the Closing); (D) require, prior to the Closing, the Target, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the Debt Financing; (E) require any action that would conflict with or violate the organizational documents of the Target Companies or any Laws, orders or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, confidentiality or similar provision of any contract (including any Contract) to which any Target Company is a party; (F) cause any director, officer, employee or stockholder of any Target Company to incur any personal liability; (G) provide access to or disclose information that would jeopardize any attorney-client privilege of any Target Company; (H) prepare separate financial statements for any Subsidiary of the Target or change any fiscal period or prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice or (I) require the Seller Parties to make any representations in connection with the Debt Financing except as provided in Section 6.20(a)(iv); and

(ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Target, its Subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than with respect to customary authorization letters) shall be effective until the Closing.

(c) Buyer shall indemnify and hold harmless the Target Companies against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), reasonable and documented out-of-pocket expenses (including reasonable and documented out-of-pocket fees and expenses of counsel and third-party accountants) or settlement payment incurred as a result of such cooperation or the Debt Financing (or, if applicable, Substitute Debt Financing) and any information used in connection therewith. All non-public or other confidential information provided by the Target and its Affiliates and Representatives pursuant to this Section 6.20 shall be kept confidential in accordance with Section 6.2. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the reasonable best efforts of the Buyer require or be deemed or construed to require the Buyer to pay any fees in excess of those contemplated by the Debt Commitment Letter (whether to secure waiver of any conditions contained therein or otherwise).

6.21 Financing Efforts.

(a) The Buyer shall use its reasonable best efforts to take (or cause to be taken), all actions and do (or cause to be done), all things necessary, proper or advisable to maintain in effect, arrange and consummate the Debt Financing on or before the Closing Date on the terms described in the Debt Commitment Letter, including using reasonable best efforts to: (i) satisfy, or cause the satisfaction of, or obtain a waiver of, on a timely basis all conditions applicable to the Buyer under the Debt Commitment Letter on or prior to the Closing Date; (ii) negotiate and enter into definitive agreements (to the extent not already entered into) with respect to the Debt Financing on the terms and subject to the conditions contemplated by the Debt Commitment Letter (including all “market flex” provisions thereof) (the “Definitive Agreements”); (iii) subject to clause (iv) of this Section 6.21, consummate the Debt Financing at or prior to or substantially concurrently with Closing and (iv) enforce its rights under the Debt Commitment Letter to the extent necessary to cause the Debt Financing Sources to provide the proceeds of the Debt Financing to the Buyer in accordance with the Debt Commitment Letter in the event of a breach by the Debt Financing Sources or other parties thereto to the extent such breach results in a failure or material delay to consummate the transactions under this Agreement. The Buyer shall not, without the prior written consent of the Seller, permit any amendment or modification to be made to, consent to any waiver of any provision or remedy of, or replace the Debt Commitment Letter if such amendment, modification, waiver or replacement (x) reduces the aggregate amount of the Debt Financing (including by changing the amount of fees to be paid or original issue discount thereof) below the amount necessary to consummate the transaction contemplated by this Agreement, unless Buyer will otherwise have available cash sufficient to consummate the Closing, or (y) imposes any new or additional condition to the Debt Financing, or otherwise amends, modifies or expands any condition to the Debt Financing in any respect. For the avoidance of doubt, subject to clauses (x) and (y) above, nothing herein shall prevent the Buyer from replacing or amending the Debt Commitment Letter in order to add lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof and amend the economic or other arrangements among the existing and additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, or to replace the commitment parties with new commitment parties if the addition of such additional parties does not reduce the aggregate net amount to be funded under the Debt Commitment Letter at the Closing as compared to the amount to be funded at the Closing under the Debt Commitment Letter as in effect on the date hereof.

(b) The Buyer shall keep the Seller reasonably informed in reasonable detail of the status of its efforts to arrange the Debt Financing and shall provide senior members of management of the Company a reasonable opportunity to review on any materials that are to be presented to them during any meetings conducted in connection with the Debt Financing. Without limiting the generality of the foregoing, the Buyer shall give the Seller prompt (and in any event, within three (3) Business Days) written notice (i) of any default or breach that would materially delay, impede or prevent the funding of the Debt Financing (or any event that, with our without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach that would materially delay, impede or prevent the funding of the Debt Financing) by any party to the Debt Financing of which the Buyer becomes aware, and (ii) of the receipt of any written notice or other communication from any Person with respect to any (A) actual default, breach, termination or repudiation by any party to the Debt Commitment Letter or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any other event or condition, in each case, which would cause or reasonably be expected to cause any condition to the Debt Financing to fail to be satisfied. In the event that any portion of the Debt Financing is otherwise unavailable, the Buyer shall give the Seller prompt (and in any event, within three (3) Business Days) written notice thereof (and the reasons therefor) and shall use its reasonable best efforts to arrange and to obtain (having conditions to closing that are not more onerous to the Buyer, taken as a whole, than those set forth in the Debt Commitment Letter) a Substitute Debt Financing as promptly as practicable following the occurrence of such event, but, in no event, later than the date that the Buyer is required to consummate the transactions contemplated hereby in accordance with this Agreement. The Buyer shall deliver promptly to the Seller true, accurate and complete copies of all agreements (provided that any fee letter will be redacted in a customary manner) pursuant to which any such alternative sources of the Substitute Debt Financing shall have committed to provide any portion of the Debt Financing (the “Substitute Financing Commitments”). The terms of Section 6.21(a) and Section 6.21(b) with respect to the Debt Financing and the Debt Commitment Letter, shall apply to the Substitute Debt Financing and the Substitute Financing Commitments, mutatis mutandis.

(c) Notwithstanding anything to the contrary, it is understood and agreed that the Buyer’s obligations hereunder, and Closing, are not in any manner subject to or conditioned upon the Buyer’s receipt of all or any portion of the Debt Financing or any Substitute Debt Financing.

6.22 Services. The Buyer and the Seller will work in good faith to finalize Schedule 1.1 to the Transition Services Agreement prior to the Closing; provided, however, in no event will the Seller or its Affiliates be obligated to perform services that they are not performing as of the Execution Date. The Parties shall make appropriate revisions to the Transition Services Agreement to correspond to the agreed-upon Services.

ARTICLE VII

CONDITIONS TO THE CLOSING

7.1 Conditions to Each Party’s Obligation. The respective obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver, if permissible under applicable Law), at or prior to Closing, of the following condition:

(a) No Law, injunction, Order, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or making the consummation of the transactions contemplated by this Agreement illegal (a “Restraint”).

(b) No Proceeding initiated by a Governmental Authority shall be pending before any Governmental Authority seeking a Restraint.

7.2 Seller’s Conditions. The respective obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver, if permissible under applicable Law), at or prior to Closing, of each of the following conditions:

(a) (i) The Buyer Fundamental Representations shall be true and correct in all material respects (other than those portions of any such representations and warranties that are qualified as to “materiality”, which portions shall be true and correct in all respects) as of the Execution Date and on and as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty that is made as of a specified date, which shall be true and correct as of such specified date), and (ii) all representations and warranties of the Buyer contained in Article V, other than the Buyer Fundamental Representations, shall be true and correct as of the Execution Date and on and as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty that is made as of a specified date, which shall be true and correct as of such specified date), except, in the case of this clause (ii), for such breaches, if any, of representations and warranties as would not, individually or in the aggregate, prevent, impede or otherwise adversely affect in any material respect the consummation at Closing of the transactions contemplated by this Agreement (without giving effect to any “materiality” qualifiers contained therein).

(b) The Buyer shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by the Buyer on or prior to the Closing, including the receipt by the Seller of all amounts required to be paid by the Buyer at the Closing pursuant to Section 8.2(b).

(c) The Buyer shall have delivered the items required to be delivered by the Buyer pursuant to Section 8.2(b).

7.3 Buyer’s Conditions. The obligations of the Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver, if permissible under applicable Law), at or prior to Closing, of each of the following conditions:

(a) (i) The Seller Fundamental Representations shall be true and correct in all material respects (other than those portions of any such representations and warranties that are qualified as to “materiality” or a “Target Material Adverse Effect”, which portions shall be true and correct in all respects) as of the Execution Date and on and as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty that is made as of a specified date, which shall be true and correct as of such specified date), (ii) Section 4.17(y) (Absence of Target Material Adverse Effect) shall be true and correct in all respects as of the Execution Date and on and as of the Closing Date as if made on and as of the Closing Date, and (iii) all representations and warranties of the Seller contained in Article III and Article IV other than the Seller Fundamental Representations and Section 4.17(y) shall be true and correct as of the Execution Date and on and as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty that is made as of a specified date, which shall be true and correct as of such specified date), except, in the case of this clause (iii), for such breaches, if any, of representations and warranties as would not, individually or in the aggregate, have a Target Material Adverse Effect (without giving effect to any “materiality” or “Target Material Adverse Effect” qualifiers contained therein).

(b) The Seller shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by the Seller on or prior to the Closing.

(c) Each Required Third-Party Consent set forth in Disclosure Schedule 7.3(c) and each Authorization set forth in Disclosure Schedule 7.3(c) shall have been obtained and each Required Notification set forth in Disclosure Schedule 7.3(c) shall have been delivered.

(d) The Seller shall have delivered the items required to be delivered by the Seller pursuant to Section 8.2(a).

7.4 Frustration of Closing Conditions. Neither the Buyer nor the Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was primarily caused by such Party’s failure to act in good faith or to use its commercially reasonable efforts to cause the Closing to occur as required by Section 6.6(a).

ARTICLE VIII

CLOSING

8.1 Time and Place of Closing. The consummation of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, 47th Floor, Houston, Texas 77002 (or remotely via exchange of electronic documents) at 10:00 a.m. local time on the later to occur of: (a) October 1, 2020 and (b) the second (2nd) Business Day after the conditions to Closing set forth in Article VII (other than actions to be taken or items to be delivered at Closing) have been satisfied or waived, or such other time and place as to which the Parties agree in writing (the date on which Closing occurs, the “Closing Date”).

8.2 Deliveries at the Closing.

(a) Seller’s Closing Deliverables. Subject to the terms and conditions of this Agreement, at the Closing, the Seller will execute and deliver (or cause to be executed and delivered) each of the following documents (where the execution and delivery of the documents is contemplated), deliver (or cause to be delivered) each of the following items (where the delivery of the items is contemplated) and take (or cause to be taken) each of the following actions (where the taking of action is contemplated):

(i) to the Buyer, a certificate, dated as of the Closing Date duly executed by an officer of the Seller certifying the satisfaction of the conditions specified in Section 7.3(a) and Section 7.3(b) (the “Seller’s Closing Certificate”);

(ii) to the Buyer, a counterpart of joint written release instructions to the Escrow Agent, duly executed by an authorized officer of the Seller authorized to deliver such instructions under the Escrow Agreement, instructing the Escrow Agent to disburse from the Deposit Escrow Account to the Seller an amount equal to the remainder of the Deposit;

(iii) to the Buyer, a counterpart of the Target Assignment Agreement, duly executed by an authorized Representative of the Seller;

(iv) to the Buyer, a counterpart of the Transition Services Agreement, duly executed by an authorized Representative of Riviera Operating;

(v) to the Buyer, a valid Form W-9 from the Seller’s parent company, Riviera Resources, Inc.;

(vi) to the Buyer, a certificate of the Secretary of State of the State of Delaware or Oklahoma, as applicable, as to the legal existence and good standing of the Target Companies;

(vii) to the Buyer, a certificate of the secretary from each Target Company certifying the Organizational Documents of such Target Company;

(viii) to the Buyer, a resignation letter, executed by each officer, director or manager of each Target Company, effective immediately upon consummation of the Closing;

(ix) to the Buyer, all agreements, instruments, documents and other evidence as may be reasonably requested by the Buyer that are necessary to effect the Termination and Release as required by Section 6.18;

(x) to the Buyer, all agreements, instruments, documents and other evidence as may be reasonably requested by the Buyer that are necessary to effect the termination of the Contracts and other arrangements required by Section 6.17(c);

(xi) to the Buyer, the LINN Tax Matters Termination Agreement, duly executed by an authorized representative of the Seller and each of Seller’s Affiliates that is a party to the LINN Tax Matters Agreement; and

(xii) to the Buyer, a payoff letter duly executed by each holder of Payoff Indebtedness, in which the payee shall (A) provide the dollar amount required to be paid with respect to such Payoff Indebtedness in order to fully pay off such Payoff Indebtedness as of the Closing and to release all Liens thereunder upon such payment; and (B) either (1) agree to either file all necessary UCC and Lien terminations following the Closing Date, or (2) expressly authorize the Seller or the Buyer (or its designee) to have any such documents filed on the lenders’ behalf (each such payoff letter, a “Debt Payoff Letter”).

(b) Buyer’s Closing Deliverables. Subject to the terms and conditions of this Agreement, at the Closing, the Buyer will execute and deliver (or cause to be executed and delivered) each of the following documents (where the execution and delivery of the documents is contemplated), deliver (or cause to be delivered) each of the following items (where the delivery of the items is contemplated) and take (or cause to be taken) each of the following actions (where the taking of action is contemplated):

(i) to the Seller (or its designee), in cash by wire transfer of immediately available funds, to the account(s) designated by the Seller at least two (2) Business Days prior to the Closing, the Closing Amount;

(ii) the payoff amounts set forth in the Debt Payoff Letters (the “Payoff Amounts”) in cash by wire transfer of immediately available funds, on behalf of the Target Companies, in such amounts and to such accounts as set forth in the Debt Payoff Letters;

(iii) to the Seller, a certificate executed by an officer of the Buyer certifying the satisfaction of the conditions specified in Section 7.2(a) and Section 7.2(b) (the “Buyer’s Closing Certificate”);

(iv) to the Seller, a counterpart of joint written release instructions to the Escrow Agent, duly executed by an authorized officer of the Buyer authorized to deliver such instructions under the Escrow Agreement, instructing the Escrow Agent to disburse from the Deposit Escrow Account to the Seller an amount equal to the remainder of the Deposit;

(v) to the Seller, a counterpart of the Target Assignment Agreement, duly executed by an authorized Representative of the Buyer;

(vi) to the Seller, a counterpart of the Transition Services Agreement, duly executed by an authorized Representative of the Buyer;

(vii) to the Seller, all agreements, instruments, documents and other evidence as may be reasonably requested by the Seller that are necessary to effect the Termination and Release as required by Section 6.18 ; and

(viii) to the applicable Person or Persons, as required by the Binder Agreement, the premium for (A) the effective R&W Insurance Policy and (B) the R&W Insurance Policy, along with any related brokers’ fees or other similar fees, by wire transfer of immediately available funds in U.S. dollars.

ARTICLE IX

TERMINATION

9.1 Termination at or Prior to the Closing. This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of the Seller and the Buyer;

(b) by the Seller or the Buyer at any time after the Outside Date, upon written notice to the other Party, if the Closing has not been consummated on or before the Outside Date; provided, that, if on the Outside Date the condition to Closing set forth in either Section 7.1(a) (No Restraints) or Section 7.1(b) (No Proceedings Seeking Restraints) has not been satisfied, but all other conditions to Closing in Article VII have been satisfied or are capable of being satisfied, then the Outside Date may be extended on one or more occasions to a date not later than ninety (90) days after the Outside Date at the option of the Buyer by providing written notice to the Seller at or before 11:59 p.m. Houston, Texas time on the Outside Date; and provided, further, that the right to terminate this Agreement under this Section 9.1(b) will not be available to a Party if the other Party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 11.12;

(c) by the Seller or the Buyer, upon written notice to the other Party, if any Restraint having the effect set forth in Section 7.1(a) is in effect and has become final and nonappealable;

(d) by the Seller, upon written notice to the Buyer, if the Buyer has breached any of its representations or warranties set forth in this Agreement (or if any such representations or warranties fail to be true) or the Buyer has failed to perform any of its covenants or agreements set forth in this Agreement (other than the Buyer’s covenant to deliver the Deposit to the Escrow Agent pursuant to Section 2.2(a), which shall be handled exclusively in Section 9.1(f) below), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is incapable of being cured, or is not cured by the Buyer by the earlier of (A) the Outside Date and (B) thirty (30) days following receipt of written notice from the Seller of such breach or failure;

(e) by the Buyer, upon written notice to the Seller, if the Seller has breached any of its representations or warranties set forth in this Agreement (or if any such representations or warranties fail to be true) or the Seller has failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is incapable of being cured, or is not cured by the Seller by the earlier of (A) the Outside Date and (B) thirty (30) days following receipt of written notice from the Buyer of such breach or failure; or

(f) by the Seller, upon written notice to the Buyer, if the Buyer does not deposit the Deposit with the Escrow Agent pursuant to Section 2.2(a) at or before 11:59 p.m. Houston, Texas time on the first Business Day after the Execution Date.

9.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof will be given to the other Party, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become void and there shall be no further obligation on the part of any Party or its respective Representatives, except that the provisions of Section 6.2(d), Section 6.2(e), Section 6.12, this Section 9.2 and Article XI (other than Section 11.12), and the Confidentiality Agreement (which shall continue pursuant to its terms) shall survive any termination of this Agreement.

(b) If the Seller validly terminates this Agreement under Section 9.1(d), then the Seller shall be entitled to receive (x) the entire Deposit from the Deposit Escrow Account, plus (y) an additional amount in cash equal to five percent (5%) of the Unadjusted Purchase Price (items (x) and (y) collectively, the “Termination Fee”) for the sole account and use of the Seller as liquidated damages under this Agreement, which remedy shall be the sole and exclusive remedy available to the Seller for any breach by the Buyer. The Parties acknowledge and agree that if the Seller receives the Termination Fee under this Section 9.2(b), the actual amount of damages resulting from such a termination would be difficult if not impossible to determine accurately because of, among other things: (w) the unique nature of this Agreement; (x) the unique nature of the Assets; (y) the uncertainties of applicable commodity markets; and (z) differences of opinion with respect to such matters that inherently make damages difficult to ascertain. Consequently, in such case, the Parties further acknowledge and agree that the liquidated damages associated with receipt by the Seller of the Termination Fee are a reasonable estimate by the Parties of such damages under the circumstances and do not constitute a penalty.

(c) If this Agreement is terminated under Section 9.1 and the Seller is not entitled to receive the Termination Fee under Section 9.2(b), then the Buyer shall be entitled to receive the entirety of the Deposit. If the Buyer validly terminates this Agreement under Section 9.1(e), then the Buyer shall be entitled to seek any and all rights or remedies against the Seller available at law, in equity or otherwise with respect to any willful and intentional breach of this Agreement by the Seller, in which case the Buyer shall only be entitled to recover from the Seller the actual Losses suffered by the Buyer as a consequence of such termination; provided that Buyer’s recovery shall not exceed an amount equal to fifteen percent (15%) of the Unadjusted Purchase Price.

(d) Once the Buyer or the Seller becomes entitled to receive the Deposit in accordance with Section 2.2(b) or this Section 9.2, each of the Buyer and the Seller covenants and agrees that such Party shall promptly, and in any event within three (3) Business Days, execute and deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to disburse from the Deposit Escrow Account to the Buyer or the Seller, as applicable, an amount equal to the Deposit. If the Seller becomes entitled to receive the Termination Fee in accordance with this Section 9.2, the Buyer covenants and agrees that it shall promptly, and in any event within three (3) Business Days, make available to the Seller via wire transfer of immediately available funds in such account specified by Seller an amount equal to the remainder of the Termination Fee (net of the Deposit, which shall be disbursed to the Seller in accordance with the immediately preceding sentence).

(e) Notwithstanding anything to the contrary in this Agreement (other than as set forth in Section 9.2(h)), payment of the Termination Fee (to the extent payable pursuant to Section 9.2(b)) to the Seller shall be deemed liquidated damages and constitute the sole and exclusive monetary remedy of the Seller, the Target Companies, each of their respective Affiliates and the respective Representatives of each of the foregoing (collectively, the “Seller Related Parties”) against Buyer, Sponsor, the Debt Financing Sources, and each of the foregoing Person’s former, current or future Affiliates, portfolio companies, investment vehicles, controlling persons, officers, directors, employees, equityholders, partners, members, managers, agents, representatives, successors and assigns (collectively, the “Buyer Related Parties”) for, and the Seller Related Parties shall be deemed to have waived all other remedies with respect to, any Losses suffered as a result of the failure of the Closing to occur or for a breach or failure to perform hereunder or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise) and none of the Buyer Related Parties shall have any further Liability relating to or arising out of this Agreement or the transactions contemplated herein. No Seller Related Party shall be entitled to bring, and the Seller shall cause all other Seller Related Parties not to bring, and shall in no event support, facilitate or encourage, the bringing of any Proceeding (under any legal theory, whether sounding in law or in equity (in each case whether for breach of contract, in tort or otherwise)) against a Buyer Related Party with respect to, arising out of, or in connection with, the failure of the Closing to occur or for a breach or failure to perform hereunder or otherwise (in any case, whether willfully, intentionally, unintentionally or otherwise), other than a Proceeding to seek to obtain the payment of the Termination Fee or injunction, specific performance or other equitable relief solely to the extent permitted by Section 11.12, and the Seller shall cause any such Proceeding pending as of any termination of this Agreement to be dismissed with prejudice as promptly as practicable after such termination. Notwithstanding anything to the contrary in this Agreement (including this Section 9.2(e)), if the Termination Fee is paid to the Seller as liquidated damages in accordance with Section 9.2(b), under no circumstances will any Seller Related Party, or the Seller Related Parties in the aggregate, be entitled to monetary damages or monetary remedies for any claims, damages or other Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or thereunder or for any representation made or alleged to have been made in connection herewith or therewith, in excess of the amount of the Termination Fee.

(f) Without limiting the foregoing, if the Buyer fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), and in each case the Closing has not occurred, in no event shall the Seller seek or permit to be sought any monetary damages from any Buyer Related Party in connection with this Agreement or any of the transactions contemplated hereby, other than to the extent that the entire amount of the Termination Fee has not been paid in accordance with this Section 9.2 (provided, that in such case, the aggregate amount payable under this Agreement or in connection with the transactions contemplated hereby shall not exceed an amount equal to the portion of the Termination Fee that has not already been paid, if any).

(g) Without limiting the foregoing, if the Seller fails to effect the Closing for any or no reason or otherwise breaches this Agreement or fails to perform hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), and in each case the Closing has not occurred, in no event shall the Buyer seek or permit to be sought any monetary damages from the Seller in connection with this Agreement or any of the transactions contemplated hereby, other than (without duplication) from the Seller to the extent provided in Section 9.2(c) (provided, that in such case, the aggregate amount payable under this Agreement or in connection with the transactions contemplated hereby shall be the actual Losses suffered by the Buyer as a consequence of such failure; provided that Buyer’s recovery shall not exceed an amount equal to fifteen percent (15%) of the Unadjusted Purchase Price (in addition to the return of any portion of the Deposit from the Deposit Escrow Account that has not already been paid to the Buyer, if any)).

(h) Notwithstanding the foregoing provisions of this Section 9.2, for the avoidance of doubt, nothing in this Section 9.2 shall limit either Party’s rights under Section 11.12 to specifically enforce this Agreement prior to Closing in lieu of terminating this Agreement.

9.3 Return of Documentation and Confidentiality. Upon termination of this Agreement, the Buyer shall comply with the obligation in the Confidentiality Agreement regarding the return or destruction of the “Confidential Information” (as defined therein), in each case in accordance with (and subject to the exceptions set forth in) the Confidentiality Agreement.

ARTICLE X

SURVIVAL AND REMEDIES

10.1 Survival. None of the representations, warranties, covenants, agreements or undertakings set forth in this Agreement or in any instrument, document or certificate delivered in accordance with this Agreement shall survive the Closing, other than each covenant and agreement set forth in this Agreement that by its terms is to be performed following the Closing, which shall survive the Closing until fully performed. Absent Fraud, no Party or any of its respective Affiliates shall have any Liability with respect to any representation, warranty, covenant, agreement or undertaking from and after the time that such representation, warranty, covenant, agreement or undertaking ceases to survive hereunder (provided, that the foregoing shall not limit any Claim or recovery that may be available to any Buyer Related Party under the R&W Insurance Policy). The Parties agree that, absent Fraud, (a) none of the Seller or its Affiliates shall be liable to the insurer under the R&W Insurance Policy for subrogation claims pursuant to the R&W Insurance Policy, and (b) the R&W Insurance Policy will include a waiver of such subrogation claims for the benefit of the Seller and its Affiliates.

10.2 Exclusive Remedy. From and after the Closing, except for claims of Fraud, the remedies provided or contemplated in Section 2.4, Section 2.6(d), Section 2.8, Section 6.7, Section 10.1, and Section 11.12 shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) for any and all claims against any Party to the extent arising under, out of, related to or in connection with this Agreement. Without limiting the generality of the foregoing and subject to Article IX, this Article X, and Section 11.12, each of the Parties hereby waives, to the fullest extent permitted under applicable Law, any and all other rights, claims and causes of action (except for claims of Fraud) that it or any of its respective Affiliates may have against each of the other Parties or any of its Affiliates or its or their respective Representatives with respect to the subject matter of this Agreement, whether under any contract, misrepresentation, tort, or strict liability theory, or under applicable Law (including CERCLA and Environmental Law), and whether at law or in equity.

10.3 Bold or Capitalized Letters. THE PARTIES ACKNOWLEDGE THAT THE BOLD AND/OR CAPITALIZED LETTERS IN THIS AGREEMENT CONSTITUTE CONSPICUOUS LEGENDS.

10.4 Disclaimer.

(a) WITHOUT DIMINISHING THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLER IN ARTICLE III AND ARTICLE IV OR IN ANY OTHER TRANSACTION DOCUMENT, THE BUYER ACKNOWLEDGES THAT: (i) THE ASSETS HAVE BEEN USED FOR HYDROCARBON MIDSTREAM OPERATIONS AND PHYSICAL CHANGES IN THE ASSETS AND IN THE LANDS BURDENED THEREBY MAY HAVE OCCURRED AS A RESULT OF SUCH USES; (ii) THE ASSETS INCLUDE ABOVE-GROUND AND BURIED PIPELINES AND OTHER EQUIPMENT, THE LOCATIONS OF WHICH MAY NOT BE READILY APPARENT BY A PHYSICAL INSPECTION OF THE ASSETS OR THE LANDS BURDENED THEREBY; AND (iii) THE ASSETS HAVE BEEN USED FOR THE TRANSPORTATION AND PROCESSING OF OIL AND GAS AND THAT THERE MAY BE PETROLEUM, WASTES OR OTHER SUBSTANCES OR MATERIALS LOCATED IN, ON OR UNDER OR ASSOCIATED WITH THE ASSETS; NORM MAY AFFIX OR ATTACH ITSELF TO THE INSIDE OF PIPE, MATERIALS AND EQUIPMENT AS SCALE, OR IN OTHER FORMS; THE EQUIPMENT LOCATED ON THE REAL PROPERTY ASSETS OR INCLUDED IN THE ASSETS MAY CONTAIN ASBESTOS, NORM AND OTHER WASTES OR HAZARDOUS MATERIALS; NORM-CONTAINING MATERIAL OR OTHER WASTES OR HAZARDOUS MATERIALS MAY HAVE COME IN CONTACT WITH VARIOUS ENVIRONMENTAL MEDIA, INCLUDING WATER, SOILS OR SEDIMENT; AND SPECIAL PROCEDURES MAY BE REQUIRED FOR THE ASSESSMENT, REMEDIATION, REMOVAL, TRANSPORTATION OR DISPOSAL OF ENVIRONMENTAL MEDIA, WASTES, ASBESTOS, NORM AND OTHER HAZARDOUS MATERIALS FROM THE ASSETS.

(b) EXCEPT FOR THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE SELLER IN ARTICLE III AND THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE SELLER WITH RESPECT TO THE TARGET COMPANIES SET FORTH IN ARTICLE IV, (1) THE BUYER ACKNOWLEDGES AND AGREES THAT (A) NONE OF THE SELLER, THE TARGET COMPANIES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, NOR ANY OTHER PERSON, ARE MAKING OR HAS MADE, AND THE BUYER HAS NOT RELIED UPON, ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE WHATSOEVER, ORAL OR WRITTEN, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE TARGET COMPANIES, THE SELLER, THEIR RESPECTIVE AFFILIATES, THE INTERESTS, THE ASSETS, THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY, THE TARGET COMPANIES’ RESPECTIVE BUSINESSES, LIABILITIES, OPERATIONS, PROSPECTS OR CONDITION (FINANCIAL OR OTHERWISE), INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY ASSETS, THE NATURE OR EXTENT OF ANY LIABILITIES, INCLUDING LIABILITIES ARISING UNDER ENVIRONMENTAL LAWS (INCLUDING WITH RESPECT TO THE USE, PRESENCE, DISPOSAL OR RELEASE OF HAZARDOUS MATERIALS, ANY LIABILITIES ARISING UNDER OR WITH RESPECT TO CERCLA OR ANY OTHER ANALOGOUS LAW OR REGULATION AND ANY CHANGES IN ENVIRONMENTAL LAWS), THE BUSINESS OR FINANCIAL PROSPECTS, THE EFFECTIVENESS OR THE SUCCESS OF ANY OPERATIONS OR THE ACCURACY OR COMPLETENESS OF ANY CONFIDENTIAL INFORMATION MEMORANDA, DOCUMENTS, PROJECTIONS, MATERIAL OR OTHER INFORMATION (FINANCIAL OR OTHERWISE) REGARDING THE TARGET FURNISHED TO THE BUYER OR THE BUYER’S REPRESENTATIVES OR MADE AVAILABLE TO THE BUYER OR THE BUYER’S REPRESENTATIVES IN ANY “DATA ROOMS,” “VIRTUAL DATA ROOMS,” MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED HEREBY, OR IN RESPECT OF ANY OTHER MATTER OR THING WHATSOEVER, AND (B) NO REPRESENTATIVE OF THE SELLER OR THE TARGET COMPANIES (OR ANY OF THEIR RESPECTIVE AFFILIATES) HAS ANY AUTHORITY, EXPRESS OR IMPLIED, TO MAKE ANY REPRESENTATIONS, WARRANTIES OR AGREEMENTS NOT SPECIFICALLY SET FORTH IN THIS AGREEMENT AND SUBJECT TO THE LIMITED REMEDIES HEREIN PROVIDED; (2) THE BUYER SPECIFICALLY DISCLAIMS, ON ITS OWN BEHALF AND ON BEHALF OF ITS AFFILIATES, ANY OTHER REPRESENTATIONS OR WARRANTIES OF THE SELLER OR THE TARGET COMPANIES, WHETHER MADE BY THE SELLER, THE TARGET COMPANIES, ANY OF THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE TARGET COMPANIES, THE SELLER, THEIR RESPECTIVE AFFILIATES, THE INTERESTS, THE ASSETS, THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY, ANY RELIANCE THEREON, OR THAT IT IS RELYING UPON OR HAS RELIED UPON ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES THAT MAY HAVE BEEN MADE BY ANY PERSON, AND ACKNOWLEDGES AND AGREES THAT THE SELLER AND THE TARGET COMPANIES HAVE SPECIFICALLY DISCLAIMED AND DO SPECIFICALLY DISCLAIM ANY SUCH OTHER REPRESENTATION OR WARRANTY

MADE BY ANY PERSON; (3) THE BUYER SPECIFICALLY DISCLAIMS ANY OBLIGATION OR DUTY BY THE SELLER OR THE TARGET COMPANIES TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE SPECIFIC REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III AND ARTICLE IV OF THIS AGREEMENT AND THE BUYER HAS NOT RELIED UPON THE ABSENCE OF A DISCLOSURE OF ANY SPECIFIC FACT; AND (4) THE BUYER IS ACQUIRING THE INTERESTS AND THE TARGET COMPANIES SUBJECT ONLY TO THE SPECIFIC REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III AND ARTICLE IV OF THIS AGREEMENT AS FURTHER LIMITED BY THE SPECIFICALLY BARGAINED-FOR EXCLUSIVE REMEDIES AS SET FORTH IN THIS ARTICLE X.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 Assignment. No Party may assign this Agreement or any of its rights or obligations arising hereunder without the prior written consent of the other Party; provided, however, that without the consent of the Seller, the Buyer may, without relieving the Buyer from its Liabilities or obligations hereunder, assign this Agreement, and its rights and obligations hereunder, to an Affiliate of Buyer or to an entity formed, controlled and primarily owned by Buyer. Subject to the preceding sentence of this Section 11.1, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 11.1 shall be null and void.

11.2 Amendments and Waiver. This Agreement may be amended, superseded or canceled only by a written instrument duly executed by each Party, specifically stating that it amends, supersedes or cancels this Agreement. Any of the terms of this Agreement and any condition to a Party’s obligations hereunder may be waived only in writing by that Party specifically stating that it waives a term or condition hereof. No waiver by a Party of any one or more conditions or defaults by the other in performance of any of the provisions of this Agreement shall operate or be construed as a waiver of any future conditions or defaults, whether of a like or different character, nor shall the waiver constitute a continuing waiver unless otherwise expressly provided in writing. Notwithstanding anything to the contrary contained in this Agreement, Section 9.2(e), Section 9.2(f), this Section 11.2, Section 11.6, Section 11.11, Section 11.14(b) and the definitions of “Debt Financing Sources” and “Debt Finance Related Parties” (or to any other provision or definition of this Agreement to the extent that such amendment or waiver would modify the substance of any such foregoing Section) may not be amended, modified, supplemented, waived or terminated in a manner that is materially adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter.

11.3 Entire Agreement. This Agreement (together with any Exhibits and Schedules hereto), the Transaction Documents, and all other certificates, documents, instruments, and writings that are delivered pursuant to this Agreement contain the entire understanding of the Parties with respect to the transactions contemplated hereby and supersede all prior agreements, arrangements, and understandings relating to the subject matter hereof other than the Confidentiality Agreement, which is hereby ratified by the Parties.

11.4 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

11.5 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement may be executed and delivered by email in portable document format (.pdf), and delivery of the executed signature page by such method will be deemed to have the same effect as if the original signature had been delivered to the other Parties.

11.6 Governing Law and Dispute Resolution.

(a) Governing Law. THIS AGREEMENT AND THE PERFORMANCE OF THE TRANSACTIONS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT WILL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE; PROVIDED, HOWEVER, THAT NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY ALL CLAIMS OR CAUSES OF ACTION (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) AGAINST ANY DEBT FINANCING SOURCE IN ANY WAY RELATING TO THIS AGREEMENT AND ANY RIGHT OR OBLIGATION WITH RESPECT TO ANY DEBT FINANCING SOURCE IN CONNECTION WITH THE DEBT FINANCING OR THE DEBT COMMITMENT LETTER SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO PRINCIPLES OR RULES OR CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF LAWS OF ANOTHER JURISDICTION.

(b) Consent to Jurisdiction. Subject to clause (e) of this Section 11.6, the Parties hereto irrevocably submit to the exclusive jurisdiction of the Delaware Chancery Courts located in Wilmington, Delaware, or, if such court shall not have jurisdiction, any federal court of the United States or other Delaware state court located in Wilmington, Delaware, and appropriate appellate courts therefrom, over any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, and each Party irrevocably agrees that all claims in respect of such dispute may be heard and determined in such courts. Subject to clause (e) of this Section 11.6, the Parties irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement brought in such courts or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties hereto consents to process being served by any Party to this Agreement in any suit, action, Proceeding or counterclaim of the nature specified in this Section 11.6(b) in the manner specified by the provisions of Section 11.7.

(c) Waiver of Jury Trial. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DEBT FINANCING THAT THE BUYER PROCURES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH OF THE PARTIES KNOWINGLY AND INTENTIONALLY, IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY AGAINST THE DEBT FINANCING SOURCES DIRECTLY OR INDIRECTLY IN ANY PROCEEDING, SUIT OR ACTION UNDER, ARISING OUT OF, OR IN CONNECTION WITH THIS AGREEMENT, THE DEBT FINANCING THAT THE BUYER PROCURES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF ANY SERVICES THEREUNDER AND FOR ANY COUNTERCLAIM.

(d) Settlement Proceedings. All aspects of any settlement Proceedings, including discovery, testimony and other evidence, briefs, negotiations, communications and any award pursuant to this Section 11.6 shall be held confidential by each Party and shall be treated as compromise and settlement negotiations for the purposes of the federal and state rules of evidence.

(e) Financing Sources. Notwithstanding anything in this Agreement to the contrary, (i) each of the Parties hereto agrees that it will not bring or support (or permit any of their controlled Affiliates to bring or support) any claim or cause of action (whether in contract, tort or otherwise), against any Debt Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the Debt Financing or the Definitive Agreements executed in connection therewith or the performance thereof or services provided thereunder, in any forum other than any federal court in the Borough of Manhattan, New York, New York and any appellate court thereof, and each Party waives any objection which such Party may now or hereafter have to the laying of the venue of any such action, suit or proceeding, and irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding and (ii) under no circumstances shall any Party to this Agreement be entitled to recovery from any Debt Financing Source consequential, indirect, punitive, exemplary or special damages arising out of or relating to the transactions contemplated by this Agreement, the Debt Commitment Letter or the Debt Financing.

11.7 Notices and Addresses. Any notice, request, instruction, waiver, or other communication to be given hereunder by any Party shall be in writing and shall be considered duly delivered if personally delivered, mailed by certified mail with the postage prepaid (return receipt requested), sent by messenger or overnight delivery service, or sent by e-mail (without notice of failed delivery) to the addresses of the Parties as follows:

If to the Buyer or, after the Closing, the Target Companies:

Rheinbund, LLC

320 S. Boston Ave., Suite 900

Tulsa, Oklahoma 74103

Attention: Tim Helms

E-mail: Tim@ce2ok.com

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP

2828 North Harwood Street

18th Floor

Dallas, Texas 75201

Attention: Nathan D. Meredith

E-mail: nathan.meredith@shearman.com

If to Parent:

Citizen Energy Operating, LLC

320 S. Boston Ave., Suite 900

Tulsa, Oklahoma 74103

Attention: Tim Helms

E-mail: Tim@ce2ok.com

with a copy to (which shall not constitute notice):

Shearman & Sterling LLP

2828 North Harwood Street

18th Floor

Dallas, Texas 75201

Attention: Nathan D. Meredith

E-mail: nathan.meredith@shearman.com

If to the Seller or, prior to the Closing, the Target Companies:

Linn Energy Holdco II LLC

c/o Riviera Resources, Inc.

717 Texas St., Suite 2000

Houston, TX 77002

Attention:      David B. Rottino, Chief Executive Officer

Holly Anderson, General Counsel

Email:           drottino@rvraresources.com

handerson@rvraresources.com

legal@rvraresources.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street

45th Floor

Houston, Texas 77002

Attention:      Julian J. Seiguer, P.C.

Kim Hicks, P.C.

E-mail:          julian.seiguer@kirkland.com

kim.hicks@kirkland.com

or at such other address as a Party may designate by written notice to the other Party in the manner provided in this Section 11.7. Notice shall be deemed given on the date of actual delivery. If a date specified herein for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

11.8 Conflict Wavier; Attorney-Client Privilege.

(a) It is acknowledged by each of the Parties that Kirkland & Ellis LLP (“Seller Counsel”) represented the Seller and the Target Companies in connection with the negotiation of this Agreement and the Transaction Documents. The Buyer agrees, on its own behalf and, after the Closing, on behalf of the Target Companies, that, following consummation of the transactions contemplated under this Agreement, such representation and any prior representation of the Target Companies by Seller Counsel shall not preclude Seller Counsel from serving as counsel to the Seller or any director, member, shareholder, partner, officer or employee of the Seller, in connection with any litigation, Claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

(b) The Buyer shall not, and after the Closing, shall cause the Target Companies not to, seek or have Seller Counsel disqualified from any such representation based upon the prior representation of the Target Companies by Seller Counsel prior to Closing. Each of the Parties consents thereto and waives any conflict of interest arising from such prior representation, and each of such Parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. The Parties acknowledge and agree that the waiver and consent set forth in the preceding sentence only applies to the Seller and not to any Third Person. Each of the Parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the Parties have consulted with counsel or have been advised they should do so in connection herewith. The covenants, consent and waiver contained in this Section 11.8 shall not be deemed exclusive of any other rights to which Seller Counsel is entitled whether pursuant to law, contract or otherwise.

(c) The Buyer and the Seller agree that any attorney-client privilege, attorney work-product protection, and expectation of client confidence attaching as a result of Seller Counsel’s representation of the Target Companies in connection with the negotiation of this Agreement and the Transaction Documents and in connection with the transactions contemplated hereby and thereby, and all information and documents covered by such privilege or protection, shall belong to and be controlled by the Seller and may be waived only by the Seller, and not by any Target Company, and shall not pass to or be claimed or used by the Buyer or the Target Companies, except as provided in Section 11.8(d).

(d) In the event that a dispute arises between the Buyer or the Target Companies, on the one hand, and a Third Person other than the Seller or any of its Affiliates, on the other hand, the Target Companies may assert the attorney-client privilege on behalf of the Seller to the extent necessary to prevent disclosure of privileged materials described in Section 11.8(c) to such Third Person; provided, however, that such privilege may be waived only with the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed).

11.9 Rules of Construction; Joint Drafting.

(a) In construing this Agreement, the following principles will be followed, in each case unless expressly provided otherwise in a particular instance: (i) the singular includes the plural and vice versa; (ii) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) reference to any gender includes each other gender; (iv) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement, unless expressly provided otherwise; (v) references in any Section, Article or definition to any clause means such clause of such Section, Article or definition; (vi) “hereunder,” “hereof,” “hereto,” “hereby” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (vii) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (viii) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (ix) references to “days” are to calendar days, unless the term “Business Days” is used, and whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; (x) all references to money refer to the lawful currency of the United States; (xi) references to the “other Party” from the perspective of the Buyer refers to the Seller, and from the perspective of the Seller refer the Buyer; (xii) any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and Regulations promulgated under such Law; (xiii) all monetary figures shall be in U.S. dollars unless otherwise specified, (xiv) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and (xv) the phrase “provided”, “made available”, “delivered” or words of similar import shall mean that the documents or information referred to have been posted no later than three (3) Business Days prior to the Execution Date, to the electronic data site hosted by Donnelley Financial Solutions and established by the Seller and its Representatives for the purpose of providing due diligence materials and information to the Buyer and its respective Representatives, or otherwise delivered to the Seller.

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

11.10 Offset. Nothing contained herein shall impair or constitute a waiver of any right of offset or setoff for any Party.

11.11 No Partnership; Third-Party Beneficiaries. Nothing in this Agreement shall be deemed to create a joint venture, partnership, Tax partnership, or agency relationship between or among the Parties. This Agreement shall not confer upon any Person other than the Parties any rights (including third-party beneficiary rights or otherwise) or remedies under this Agreement, except for (i) the provisions of Section 6.2(d) (Access Indemnification), Section 6.8 (Continuation of Indemnity; D&O Tail Coverage) Section 9.2 (Effect of Termination), Article X (Survival and Remedies), this Section 11.11 (No Partnership; No Third-Party Beneficiary), and Section 11.15 (Release); and (ii) notwithstanding anything herein to the contrary, the Debt Financing Sources shall be express third party beneficiaries of Section 11.2 (Amendments and Waiver) (as it relates to the Debt Financing Sources), Section 11.6(a) (as it relates to the Debt Financing Sources), Section 11.6(c), Section 11.6(e), this Section 11.11 (No Partnership; No Third-Party Beneficiary) (as it relates to the Debt Financing Sources), and Section 11.14(b), and each of such Sections shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions of such Sections.

11.12 Specific Performance. Each Party agrees that irreparable damage would occur and that the Parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedies available under this Agreement, the Parties agree that, prior to the termination of this Agreement in accordance with Section 9.1, each Party will be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent the other Party’s breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (a) any defenses in any Proceeding for an injunction, specific performance or other equitable relief, including the defense that the other Party has an adequate remedy at Law or an award of specific performance is not an appropriate remedy for any reason at Law or equity and (b) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief. The Parties acknowledge and agree that if the Buyer or the Seller exercises its right to terminate this Agreement under Section 9.1, then such Person shall not thereafter have the right to specific performance under this Section 11.12.

11.13 Disclosure Schedule. The Disclosure Schedules to this Agreement are arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of any fact or item in one section or subsection of such Disclosure Schedules to any particular covenant, representation or warranty shall be deemed adequately disclosed with respect to all other covenants, representations or warranties, notwithstanding the presence or absence of an appropriate section or subsection of such Disclosure Schedules with respect to such other covenants, representations or warranties or an appropriate cross-reference thereto, in each case to the extent relevancy of such disclosure to such other covenants, representations or warranties is reasonably apparent on the face of such disclosure that such disclosed information is applicable thereto. Additionally, for each of the Disclosure Schedules, the mere inclusion of an item in such Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in such Disclosure Schedules, that such information is required to be listed in such Disclosure Schedules or that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance, that such item has had, or is expected to result in, a Target Material Adverse Effect, that such item actually constitutes noncompliance with, or a violation of, any Law, Permit or Contract or other topic to which such disclosure is applicable or that such item is outside the Ordinary Course of Business. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described in this Agreement or included in a Disclosure Schedule is or is not material for purposes of this Agreement. Capitalized terms used in the Disclosure Schedules, unless otherwise defined therein, shall have the meanings assigned to them in this Agreement.

11.14 Non-Recourse.

(a) All causes of action or Proceedings (whether in contract or in tort, in equity or at Law, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, preparation, execution, delivery, performance or breach of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be brought only against (and are those solely of) the Seller Parties and the Buyer Parties (each, a “Recourse Party”). No Person who is not a Recourse Party, including any past, present or future direct or indirect equity holder, Affiliate (other than Subsidiaries of such Recourse Party) or Representative of such Recourse Party, such equity holder or such Affiliate (each, a “Non-Recourse Party”), shall have any Liability or other obligation (whether in contract or in tort, in equity or at Law, or granted by statute) for any cause of action or Proceeding arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, preparation, execution, delivery, performance, or breach; and, to the maximum extent permitted by applicable Law, each Party, on behalf of itself and, in the case of the Seller, the other Seller Parties, and in the case of the Buyer, the other Buyer Parties, hereby waives and releases all such causes of action and Proceedings against any such Non-Recourse Party. Without limiting the generality of the foregoing, to the maximum extent permitted by applicable Law, (a) each Party, on behalf of itself and, in the case of the Seller, the other Seller Parties, and in the case of the Buyer, the other Buyer Parties, hereby waives and releases any and all causes of action or Proceedings that may otherwise be brought in equity or at Law, or granted by statute, to avoid or disregard the entity form of a Recourse Party or otherwise impose Liability or other obligation of any Recourse Party on any Non-Recourse Party, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Party, on behalf of itself and, in the case of the Seller, the other Seller Parties, and in the case of the Buyer, the other Buyer Parties, disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing in this Section 11.14 shall preclude any party to the Escrow Agreement, the Confidentiality Agreement or any other Transaction Document from making any claim thereunder, to the extent permitted therein and pursuant to the terms thereof (and subject to the applicable limitations set forth therein).

(b) Notwithstanding anything herein to the contrary, Seller Parties shall not have any claim against any Debt Financing Source (solely in its capacity as a Debt Financing Source) (or any of its respective former, current or future general or limited partners, stockholders, managers, members, agents, Representatives, Affiliates, successors or assigns (collectively, “Debt Finance Related Parties”)) nor shall any Debt Financing Source (solely in its capacity as a Debt Financing Source) or any Debt Finance Related Parties (solely in its capacity as a Debt Finance Related Party) have any liability whatsoever to the Seller Parties, in connection with the Debt Financing, the Debt Commitment Letter or in any way relating to this Agreement or any of the transactions or services contemplated thereby or hereby, whether at law, in equity, in contract, in tort or otherwise.

11.15 Release.

(a) Effective as of the Closing, the Buyer, on its own behalf and on behalf of its direct and indirect equity holders, Affiliates (including the Target Companies following the Closing) and Representatives, and its and their respective Affiliates and Representatives, and each of the respective heirs, executors, administrators, successors and permitted assigns of each of the foregoing (each, a “Buyer Releasing Person”), hereby absolutely and unconditionally releases and forever discharges each of the Seller, its past, present and future direct and indirect equity holders, Affiliates and Representatives, and each of its and their respective Affiliates and Representatives, and each of the respective heirs, executors, administrators, successors and permitted assigns of each of the foregoing (each, a “Seller Released Person”) from, and agrees not to assert any cause of action or Proceeding with respect to, any Losses or Liabilities whatsoever, of any kind or nature, whether at law or in equity (“Released Claims”), which have been or could have been asserted against any Seller Released Person, which any Buyer Releasing Person has or ever had, which arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of matters relating to the Seller’s ownership of the Interests or ownership or operation of the Target Companies, or their respective businesses, or the negotiation of this Agreement. Nothing contained in this Section 11.15(a) is intended to, nor does it, limit, impair or otherwise modify or affect any rights or obligations of the Seller Released Persons expressly set forth in this Agreement, the other Transaction Documents or the Contribution Agreement, or any facts, circumstances or claims to the extent entitling a Buyer Releasing Person to any recovery under this Agreement, the other Transaction Documents or the Contribution Agreement.

(b) Effective as of the Closing, the Seller, on its own behalf and on behalf of its direct and indirect equity holders, Affiliates (including the Target Companies prior to the Closing) and Representatives, and its and their respective Affiliates and Representatives, and each of the respective heirs, executors, administrators, successors and permitted assigns of each of the foregoing (each, a “Seller Releasing Person”), hereby absolutely and unconditionally releases and forever discharges each of the Buyer, its past, present and future direct and indirect equity holders, Affiliates and Representatives, and each of its and their respective Affiliates and Representatives, and each of the respective heirs, executors, administrators, successors and permitted assigns of each of the foregoing (each, a “Buyer Released Person”) from, and agrees not to assert any Released Claim, which have been or could have been asserted against any Buyer Released Person, which any Seller Releasing Person has or ever had, which arises out of or in any way relates to events, circumstances or actions occurring, existing or taken after or as of the Closing Date in respect of matters relating to the Buyer’s ownership of the Interests or ownership or operation of the Target Companies, or their respective businesses. Nothing contained in this Section 11.15(b) is intended to, nor does it, limit, impair or otherwise modify or affect any rights or obligations of the Buyer Released Persons expressly set forth in this Agreement or the other Transaction Documents, or any facts, circumstances or claims to the extent entitling a Seller Releasing Person to any recovery under this Agreement or the other Transaction Documents.

11.16 Parent Guaranty.

(a) For good and valuable consideration, and to induce Seller to enter into this Agreement, Parent absolutely, unconditionally and irrevocably guarantees to the Seller the punctual and complete performance of all obligations of the Buyer under this Agreement, including the payment obligations of the Buyer pursuant to Section 2.2, Section 2.3, Section 2.4 and Section 9.2 (and as also referenced in Section 8.2(b) (the “Buyer Obligations”)). The limited guaranty set out in this Section 11.16 (the “Parent Guaranty”) shall remain in full force and effect until the earlier of (i) the performance by the Buyer or Parent to the Seller of the Buyer Obligations and (ii) termination of this Agreement in accordance with the terms of Article IX.

(b) Except as set forth in this Section 11.16 but in all instances subject to the limitations set forth in Section 10.2 of this Agreement, Parent’s liability under this Section 11.16 shall be absolute, unconditional, irrevocable and continuing irrespective, without limitation, of (i) any lack of validity or enforceability of this Agreement as a result of the application of any bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity to the Buyer; (ii) any modification, amendment, consent, extension, forbearance or waiver of or any consent to departure from this Agreement that may be agreed to by the Parties in accordance with the terms of this Agreement; (iii) any action or inaction by the Seller under or in respect of this Agreement, any failure, lack of diligence, omission or delay on the part of the Seller to enforce, assert or exercise any right, power or remedy conferred on the Seller in this Agreement; (iv) any merger or consolidation of the Buyer, Parent or any of their respective Affiliates into or with any Person, or any sale, lease or transfer of any of the assets of Parent, the Buyer, Seller or any other Person to any other Person; or (v) any change in the ownership of any of Parent, the Buyer, Seller or any other Person.

(c) Subject to the limitations set forth in Section 10.2 of this Agreement, upon default by the Buyer, or failure by the Buyer to perform of any of the Buyer Obligations, Parent shall be liable for the obligations of the Buyer arising under this Agreement as if it were a primary obligor, and Seller may immediately proceed directly against Parent without first proceeding against the Buyer or any other Person or pursuing any other remedy.

(d) Parent waives any defenses which it may have with respect to the performance of the Buyer Obligations, other than defenses that the Buyer would have under the terms of this Agreement. Parent further waives notice of the acceptance of this Parent Guaranty, presentment, demand, protest, and notices of protest, nonpayment, default or dishonor of the Buyer Obligations. The other provisions of this Section 11.16(d) shall be deemed incorporated and to apply to this Section 11.16(d), and Parent shall be a “Party” for purposes of Article XI and Section 10.4.

(e) Parent represents and warrants to the Seller the following:

(i) Parent is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. Parent has all requisite limited liability company power and authority to execute and deliver this Parent Guaranty and to perform its obligations under this Parent Guaranty.

(ii) The execution, delivery and performance of this Parent Guaranty, and the consummation of the transactions contemplated by this Parent Guaranty, have been duly and validly authorized by all necessary action of Parent or any of its Affiliates, as applicable.

(iii) This Parent Guaranty has been duly executed and delivered by Parent and constitutes, assuming the due authorization, execution and delivery of this Parent Guaranty, as applicable, by the other Persons that are party thereto, the valid and binding obligations of Parent, as applicable, enforceable against Parent, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

(iv) The execution, delivery and performance of this Parent Guaranty, and the consummation of the transactions contemplated by this Parent Guaranty do not violate, breach or contravene (a) Parent’s Organizational Documents or (b) any Law or contractual restriction binding on or affecting such Parent or its properties except where such violation, breach or contravention, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on such Parent’s ability to perform its obligations under this Parent Guaranty.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have and solely for purposes of Section 11.16, Parent has, caused this Agreement to be duly executed and delivered as of the date first above written.

BUYER:

RHEINBUND, LLC

By:	/s/ Tim Helms
Name:	Tim Helms
Title:	Chief Financial Officer

SIGNATURE PAGE

MEMBERSHIP INTEREST PURCHASE AGREEMENT

PARENT,
SOLELY FOR PURPOSES OF SECTION 11.16:

CITIZEN ENERGY OPERATING, LLC

By:	/s/ Tim Helms
Name:	Tim Helms
Title:	Chief Financial Officer

SIGNATURE PAGE

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SELLER:

LINN ENERGY HOLDCO II LLC

By:	/s/ Darren Schluter
Name:	Darren Schluter
Title:	Executive Vice President, Finance,
Administration and Chief Accounting
Officer

SIGNATURE PAGE

MEMBERSHIP INTEREST PURCHASE AGREEMENT

List of Exhibits and Schedules Omitted from the Membership Interest Purchase Agreement

Referenced in Exhibit 2.1 Above

Pursuant to Regulation S-K, Item 601(b)(2), the Exhibits and Schedules to the Membership Interest Purchase Agreement referenced in Exhibit 2.1 above, as listed below, have not been filed. The Registrant agrees to furnish supplementally a copy of any omitted Exhibit or Schedule to the Securities and Exchange Commission (the “Commission”) upon request; provided, however, that the Registrant may request confidential treatment of omitted items.

Exhibits
Exhibit A	Target Assignment Agreement
Exhibit B:	Transition Services Agreement
Exhibit C:	R&W Insurance Policy
Exhibit D:	Estimated Closing Statement
Exhibit E:	Escrow Agreement

Schedules
Schedule 1.1 (a)	CapEx Budget
Schedule 1.1 (b)	Illustrative Working Capital Schedule
Schedule 1.1 (c)	Payoff Indebtedness
Schedule 1.1 (d)	Liens
Schedule 1.1 (e)	Post-Closing Notification
Schedule 1.1 (f)	Gathering and Processing Systems
Schedule 1.1 (g)	SWD Wells
Schedule 1.1 (h)	Target Material Adverse Effect
Schedule 1.1 (i)	Reimbursable Expenses
Schedule 1.1 (j)	Designated Agreements
Schedule 1.1 (k)	Current Tax Assets and Liabilities
Schedule 6.3	Customers
Schedule 6.18	Termination and Release of Claims

Disclosure Schedules
Disclosure Schedule 3.3(a)	Consents (Seller)
Disclosure Schedule 3.3(b)	No Conflicts (Seller)
Disclosure Schedule 3.4	Litigation
Disclosure Schedule 3.5	Broker’s or Finder’s Fees (Seller)
Disclosure Schedule 4.1(b)	Equity Interests (Target)
Disclosure Schedule 4.1(c)	Target Companies
Disclosure Schedule 4.2	No Conflicts (Target Companies)
Disclosure Schedule 4.3(b)	Required Notifications
Disclosure Schedule 4.3(c)	Required Third-Party Consents
Disclosure Schedule 4.3(d)	Authorizations
Disclosure Schedule 4.4	Permits
Disclosure Schedule 4.5(l)	Tax liability
Disclosure Schedule 4.6	Compliance with Laws
Disclosure Schedule 4.7(a)	Material Contracts
Disclosure Schedule 4.7(b)	Material Contract Exceptions

Disclosure Schedule 4.8	Intellectual Property
Disclosure Schedule 4.9	Broker’s or Finder’s Fees
Disclosure Schedule 4.10(a)	Business Benefit Plans
Disclosure Schedule 4.10(c)	Target Company Benefit Plan
Disclosure Schedule 4.10(e)	Material Payments
Disclosure Schedule 4.10(f)	280G Payments
Disclosure Schedule 4.11	Employee Matters
Disclosure Schedule 4.12(a)	Financial Statements
Disclosure Schedule 4.12(d)	Indebtedness
Disclosure Schedule 4.13	Environmental Matters
Disclosure Schedule 4.14(a)	Proceedings
Disclosure Schedule 4.14(b)	Outstanding Orders
Disclosure Schedule 4.14(c)	Disputes
Disclosure Schedule 4.15(a)(i)	Owned Real Property
Disclosure Schedule 4.15(a)(ii)	Leased Real Property
Disclosure Schedule 4.15(e)	Personal Property Leases Exceptions
Disclosure Schedule 4.15(f)	Assets
Disclosure Schedule 4.16	Affiliate Transactions
Disclosure Schedule 4.17	Absence of Certain Changes
Disclosure Schedule 4.18	Insurance
Disclosure Schedule 4.19	Bank Accounts
Disclosure Schedule 4.24	System Data
Disclosure Schedule 4.25	Imbalances
Disclosure Schedule 4.26	Regulatory Status
Disclosure Schedule 4.29(a)	SWD Wells (Capacity)
Disclosure Schedule 4.29(b)	SWD Wells (Integrity)
Disclosure Schedule 6.1(a)	Conduct of Business
Disclosure Schedule 6.10(f)	Buyer Plans
Disclosure Schedule 6.17(a)	Intercompany Guarantees
Disclosure Schedule 6.17(d)	Required Intercompany Bonds
Disclosure Schedule 7.3(c)	Required Third-Party Consent

Schedule A

Defined Terms

“Accounting Firm” is defined in Section 2.4(d).

“Accounting Principles” means GAAP consistently applied with the principles, practices, methodologies and procedures used by the Seller in preparation of the Financial Statements; provided, that, with respect to any calculation of Working Capital, “Accounting Principles” shall mean the principles, practices, methodologies and procedures used by in the preparation of the Illustrative Working Capital Schedule.

“Accrued Reimbursable Expenses Amount” means the aggregate amount of Reimbursable Expenses accrued but not yet paid by any of the Target Companies to the Seller or any of its Affiliates (other than the Target Companies) as of the Closing.

“Acquisition Proposal” is defined in Section 6.15.

“Adjusted Purchase Price” is defined in Section 2.3.

“Adjustment Amount” means an amount of U.S. dollars (expressed as a positive or a negative number, as applicable) equal to the sum of (without duplication) the following determined as of the Measurement Time: (i) the Cash and Cash Equivalents, plus (ii) the Working Capital Surplus, if any, minus (iii) the Working Capital Deficit, if any, minus (iv) the Indebtedness of the Target Companies (including, for the avoidance of doubt, any Payoff Amounts), minus (v) the Company Transaction Cost Amount, plus (vi) the Accrued Reimbursable Expenses Amount.

“Adjustment Notice” is defined in Section 2.4(b).

“Affiliate” means, when used with respect to a specified Person, any other Person directly or indirectly (through one or more intermediaries or otherwise) controlling, controlled by, or under common control with the specified Person; provided, however, that none of Sponsor, any fund formed or managed by such Person or its Affiliates for the purposes of making investments, or any portfolio company of any such funds shall be considered an Affiliate of the Buyer for purposes of this Agreement other than for purposes of Section 10.1 and Section 10.2. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract, or otherwise; and the term “controlled” has the meanings correlative to the foregoing. For the purposes of this Agreement, the Target Companies will be deemed to be Affiliates of the Seller prior to the Closing and will be deemed to be Affiliates of the Buyer after the Closing.

“Agreement” is defined in the Preamble.

“Allocation Schedule” is defined in Section 2.5(b).

“Anti-Money Laundering Legislation” means the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT ACT), the United States Department of the Treasury Office of Foreign Assets Control regulations and the money laundering laws of all applicable jurisdictions where the Target Companies conduct business.

“Assets” means the Target Companies’ assets and properties, including the Target Company Systems.

“Authorization” means any franchise, Permit, license, authorization, Order, certificate, registration or other consent or approval that a Governmental Authority has the legal authority to grant or issue.

“Available Employee List” is defined in Section 4.11(a).

“Available Employees” means those employees of the Seller or its Affiliates (i) who spend substantially all of their business time providing services relating to the Business and (ii) to whom the Buyer or its Affiliates may, but shall not be obligated to, make an offer of employment.

“Balance Sheets” is defined in Section 4.12(a)(i).

“Balance Sheet Date” is defined in Section 4.12(a)(ii).

“Binder Agreement” is defined in Section 6.9(a).

“Business” means the business of the Target Companies as of the Execution Date, including the oil, natural gas and produced water midstream business in the Anadarko Basin of Oklahoma.

“Business Benefit Plan” means (a) any Target Company Benefit Plan or (b) any Seller Benefit Plan.

“Business Day” means any day, other than Saturday and Sunday, on which federally insured commercial banks in Houston, Texas, are generally open for business and capable of sending and receiving wire transfers.

“Buyer” is defined in the Preamble.

“Buyer’s 401(k) Plan” is defined in Section 6.10(g).

“Buyer Fundamental Representations” means Section 5.1 (Organization, Good Standing, and Authority), Section 5.2(b)(i) (No Conflicts), Section 5.5 (Broker’s or Finder’s Fees) and Section 5.6 (Investment Intent).

“Buyer Obligations” is defined in Section 11.16(a).

“Buyer Parties” means Parent and its Subsidiaries, including the Buyer and, after the Closing, the Target Companies.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-76

“Buyer Plans” means the benefit or compensation plans, policies, programs, arrangements or agreements maintained by the Buyer or any of its Affiliates, including after the Closing, the Target Companies.

“Buyer Related Parties” is defined in Section 9.2(e).

“Buyer Released Person” is defined in Section 11.15(b).

“Buyer Releasing Person” is defined in Section 11.15(a).

“Buyer’s Closing Certificate” is defined in Section 8.2(b)(iii).

“CapEx Amount” means the amount of capital expenditures actually made or incurred on behalf of the Target Companies or the Assets by the Seller or any of its Affiliates (other than the Target Companies) during the period between the Execution Date and the Closing, provided that the CapEx Amount shall not exceed 110% of the CapEx Budget.

“CapEx Budget” means the schedule of budgeted capital expenditures for the Target Companies with respect to the period between the Execution Date and the Closing, attached hereto as Schedule 1.1(a), subject to daily proration for the applicable monthly budget for the month in which the Closing occurs.

“Cash and Cash Equivalents” means the net amount, determined as of the Measurement Time, of (a) the Target Companies’ money, currency or a credit balance in a deposit account at a financial institution, net of checks outstanding as of the time of determination and (b) (i) marketable direct obligations issued or unconditionally guaranteed by the United States government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one (1) year from the date of acquisition, (ii) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one (1) year from the date of acquisition and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor’s Corporation or Moody’s Investors Service, Inc., (iii) commercial paper issued by any bank or any bank holding company owning any bank maturing no more than one (1) year from the date of its creation and, at the time of acquisition, having the highest rating obtainable from either Standard & Poor’s Corporation or Moody’s Investors Service, Inc. and (iv) certificates of deposit or bankers’ acceptances maturing within one (1) year from the date of acquisition issued by any commercial bank organized under the Laws of the United States.

“Casualty Loss” means any damage, destruction, eminent domain taking or other casualty loss (whether or not covered by insurance) affecting the Business, the Assets or the Target Companies.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Claim” means any claim, Liability, Loss, demand, damage, cause of action of any kind, Order, subpoena, obligation, cost, fee, assessment, duty, charge, penalty, fine, or judgment (including recoverable legal counsel fees and costs of litigation of the Person asserting the Claim), whether arising in equity, under law, contract, tort, voluntary settlement or in any other manner.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-77

“Class B Units” means the Class B Units of the Target.

“Class B Unit Value” means the Fair Market Value (as defined in the Target Stock Plan) of a Class B Unit of the Target as of the Closing, as determined by the Board of Managers of the Target, in accordance with the relevant governing documents.

“Closing” is defined in Section 8.1.

“Closing Amount” is defined in Section 2.3(b)(iv).

“Closing Date” is defined in Section 8.1.

“Closing Indebtedness” means, determined as of the Measurement Time, an amount equal to all Indebtedness of the Target Companies after giving effect to the payment of the Payoff Amounts at Closing.

“Closing Working Capital” is defined in Section 2.4(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Transaction Cost Amount” means the aggregate amount of all Company Transaction Costs that will remain unpaid as of the consummation of Closing.

“Company Transaction Costs” means all investment banking, legal, and accounting fees and other costs and expenses incurred by the Seller and/or any Target Company in connection with the preparation for, negotiating or consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

“Confidentiality Agreement” means that Confidentiality and Non-Disclosure Agreement, dated as of October 16, 2019, by and between the Target and Citizen Energy Holdings, LLC.

“Continuing Employee” is defined in Section 6.10(b).

“Contract” means any contract, agreement, understanding, option, right to acquire, preferential purchase right, preemptive right, warrant, indenture, debenture, note, bond, loan, loan agreement, lease, mortgage, franchise, license, purchase order, bid, commitment, letter of credit, guaranty, surety or any other legally binding arrangement excluding any tariffs and Authorizations.

“Contribution Agreement” means that certain Contribution Agreement by and among Linn Energy Holdings, LLC, Linn Operating, LLC, Citizen Energy II, LLC and Roan Resources LLC dated June 27, 2017.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-78

“Current Assets” means the sum of all current assets of the Target Companies as of the Measurement Time as determined in accordance with the Accounting Principles, including (a) accounts receivable (including trade receivables, unbilled receivables, and other receivables) that are reasonably expected to be realized in cash or consumed in the Ordinary Course of Business, (b) condensate inventory, (c) prepaid expenses, (d) deposits, (e) current Tax assets set forth on Schedule 1.1(k) (as updated in connection with the determination of the Estimated Adjustment Amount and the Final Adjustment Amount) and (f) other current assets, but excluding in all cases, (u) for the avoidance of doubt, Tax assets attributable to the Sales Tax Contest, (v) deferred Tax assets, (w) all Cash and Cash Equivalents, (x) any prepaid expenses that do not relate to the corresponding obligations of the Target Companies after the Closing, including any prepaid insurance amounts, (y) inventory reclassified from products, plant and equipment to current assets in the Interim Financial Statements, and (z) any amounts receivable owed to any Target Company by the Seller or any of its Affiliates (other than the Target Companies). An illustrative computation of Current Assets as of the Balance Sheet Date is set forth on the Illustrative Working Capital Schedule.

“Current Liabilities” means the sum of all current liabilities of the Target Companies as of the Measurement Time as determined in accordance with the Accounting Principles, including (a) accounts payable, (b) current Tax Liabilities set forth on Schedule 1.1(k) (as updated in connection with the determination of the Estimated Adjustment Amount and the Final Adjustment Amount), (c) any other short term Liabilities or accruals, and (d) the Accrued Reimbursable Expenses Amount, but excluding in all cases, (i) the Closing Indebtedness, (ii) the Payoff Amounts, (iii) deferred Tax Liabilities, (iv) all obligations of any of the Target Companies under any swaps, hedges or similar instruments, and (v) any CapEx Amounts incurred but not yet paid. An illustrative computation of Current Liabilities as of the Balance Sheet Date is set forth on the Illustrative Working Capital Schedule. For purposes of determining Current Liabilities to be used in the determination of Working Capital, no reserves, allowances or accrued Liability of any Target Company reflected in the Financial Statements shall be reduced or eliminated, except in the case of a reduction or elimination by reason of payment or credit occurring in the Ordinary Course of Business.

“D&O Insurance” is defined in Section 6.8(b).

“Debt Commitment Letter” means that certain executed commitment letter, dated as of the date of this Agreement (together with each exhibit, annex, schedule or other attachment thereto, as amended, supplemented, replaced, extended or otherwise modified in accordance with Section 6.21(a) from time to time after the date of this Agreement) from the lenders party thereto (including any lenders who become party thereto by joinder in accordance with the terms thereof) (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein (such debt financing and any alternative debt financing, the “Debt Financing”).

“Debt Finance Related Parties” is defined in Section 11.14(b).

“Debt Financing” is defined in the term “Debt Commitment Letter”.

“Debt Financing Source” means each Lender (as defined in the definition of “Debt Commitment Letter”), or financing provider under any alternative debt financing, agent, arranger, underwriter, initial purchaser and placement agent that has committed to provide or arrange Debt Financing or any replacement debt financing contemplated by Section 6.21 or any Affiliates or Representatives of any such Person.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-79

“Debt Payoff Letter” is defined in Section 8.2(a)(xii).

“Definitive Agreements” is defined in Section 6.21(a).

“Deposit” is defined in Section 2.2(a).

“Deposit Escrow Account” means the account designated as the “Deposit Escrow Account” maintained by the Escrow Agent pursuant to the Escrow Agreement.

“Designated Agreements” means the Contracts listed on Schedule 1.1(j).

“Disclosure Schedule” means the disclosure schedules attached to this Agreement and incorporated herein.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any other material benefit or compensation plan, policy, program, Contract, agreement or arrangement, but excluding any Multiemployer Plan.

“Environment” means (a) land, including surface land, soil, sub-surface strata, sediment, sea bed and river bed under water (as defined in subclause (b)); (b) water, including coastal and inland water, surface waters (permanent or ephemeral); and ground waters; (c) ambient air; and (d) indoor air.

“Environmental Claims” is defined in Section 4.13(e).

“Environmental Law” means any Law or legally-binding interpreting guidance, to the extent applicable to the person or properties in context of which the term is used, pertaining to the pollution or protection of the Environment, or regulating pollution, environmental protection, waste management, the use, storage, generation, treatment, remediation, removal, disposal, transport of Hazardous Material, regulating or prohibiting Releases of Hazardous Materials into the Environment, or pertaining to the protection of natural resources, the Environment or, to the extent relating to exposure of Hazardous Materials, human health or safety, as such Laws have been and may be amended or supplemented through the date of this Agreement.

“Environmental Permits” is defined in Section 4.13(b).

“Equity Commitment Letter” means that certain executed commitment letter, dated as of the date of this Agreement (together with each exhibit, annex, schedule or other attachment thereto, as amended, supplemented, replaced, extended or otherwise modified from time to time after the date of this Agreement) from each of the investor parties thereto (collectively, the “Investors”) pursuant to which the Investors have agreed, subject to the terms and conditions thereof, to provide the amounts set forth therein (such financing, the “Equity Financing”).

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-80

“Equity Interest” means (a) the equity ownership rights in a business entity, whether a corporation, company, joint stock company, limited liability company, general or limited partnership, joint venture, bank, association, trust, trust company, land trust, business trust, sole proprietorship, or other business entity or organization, and whether in the form of capital stock, ownership unit, limited liability company interest, limited or general partnership interest, or any other form of ownership, and (b) also includes all Equity Interest Equivalents.

“Equity Interest Equivalents” means all rights, warrants, options, convertible securities or Indebtedness, exchangeable securities or other instruments, or other rights that are outstanding and exercisable for or convertible or exchangeable into, directly or indirectly, any Equity Interest described in clause (a) of the definition thereof at the time of issuance or upon the passage of time or occurrence of some future event.

“ERISA” is defined in this Schedule A in the definition of “Employee Benefit Plan.”

“ERISA Affiliate” means any entity or trade or business (whether or not incorporated) that together with any of the Target Companies is considered under common control and is currently treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Accounts” means, collectively, the Deposit Escrow Account and the Indemnity Escrow Account.

“Escrow Agent” means JPMorgan Chase Bank, National Association, or any successor thereto.

“Escrow Agreement” means that certain Escrow Agreement, in substantially the form attached hereto as Exhibit E, dated as of the Execution Date, by and among the Buyer, the Seller and the Escrow Agent, as may be amended, modified, supplemented and restated from time to time.

“Estimated Adjustment Amount” is defined in Section 2.4(a).

“Estimated Closing Statement” is defined in Section 2.4(a).

“Estimated Working Capital” is defined in Section 2.4(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Execution Date” is defined in the Preamble.

“Exhibits” means any or all of the exhibits attached to and made a part of this Agreement.

“Existing Credit Facility” means that certain Credit Agreement, dated as of August 10, 2018, by and among the Target, Royal Bank of Canada as administrative agent and the lenders from time to time party thereto, as amended, modified, supplemented and restated from time to time.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-81

“FCC” means the Federal Communications Commission.

“FCC Licenses” means any licenses, permits, certificates, approvals, franchises, consents, waivers, registrations or other authorizations issued by the FCC.

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended, and the rules and Regulations promulgated thereunder.

“Fee Letter” is defined in Section 5.11(b).

“Final Adjustment Amount” is defined in Section 2.4(e).

“Final Allocation Schedule” is defined in Section 2.5(b).

“Financial Statements” is defined in Section 4.12(a)(ii).

“Fraud” means (a) with respect to the Seller (as determined pursuant to a final non-appealable order of a court of competent jurisdiction), a false representation and warranty contained in Article III or Article IV or in the Seller’s Closing Certificate made with the Knowledge of the Seller that such representation and warranty is false when made and with the intent to induce the Buyer to enter into this Agreement or to act in reliance upon the false representation and warranty that causes the Buyer, in reliance upon such false representation and warranty, to enter into or consummate this Agreement and to take action and suffer Losses by reason of such reliance and (b) with respect to the Buyer (as determined pursuant to a final non-appealable order of a court of competent jurisdiction), a false representation and warranty contained in Article V or in the Buyer Closing Certificate made with the Knowledge of the Buyer that such representation and warranty is false when made and with the intent to induce the Seller to enter into this Agreement or to act in reliance upon the false representation and warranty that causes the Seller, in reliance upon such false representation and warranty, to enter into or consummate this Agreement and to take action and suffer Losses by reason of such reliance. For the avoidance of doubt, “Fraud”, with respect to the Seller or the Buyer, does not include any fraud based on constructive knowledge, negligent misrepresentation, recklessness, or any similar theory.

“GAAP” means generally accepted Accounting Principles used in the United States, in effect from time to time and applied consistently with Financial Statements and such Party’s past practices.

“Gathering Systems and Plants” means any pipeline system or processing plant owned or leased by a Target Company that is used in the Business.

“Governmental Authority” means any instrumentality, subdivision, court, tribunal, administrative or arbitral body, agency, commission, commonwealth, parish, official or other authority of any country or any state, province, prefect, municipal or local jurisdiction or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

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SCHEDULE A-82

“Hazardous Material” means: (a) any chemicals, materials, wastes, substances or any contaminant or pollutant defined as “hazardous” or “toxic” under any Law pertaining to the Environment or health or safety or otherwise classified by a Governmental Authority as “hazardous” or “toxic” (including per-fluorinated compounds); (b) any radioactive materials (including naturally occurring radioactive materials or technologically enhanced naturally occurring radioactive materials), asbestos or asbestos containing materials and polychlorinated biphenyls; or (c) petroleum and petroleum derivatives, including, but not limited to, crude oil and its fractions.

“Hydrocarbon” means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

“Illustrative Working Capital Schedule” means the Illustrative Working Capital Schedule attached hereto as Schedule 1.1(b).

“Inactive Employee” shall mean any Offer Employee who is absent from active employment on the Closing Date on account of vacation, paid time off, ordinary sick leave reasonably expected to result in an absence of short duration, workers’ compensation leave, short-term or long-term disability leave, leave under the U.S. federal Family and Medical Leave Act or leave under any other Law, or any other approved leave of absence.

“Indebtedness” means, without duplication, the aggregate amount, of the following obligations: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations in the nature of accrued interest, prepayment penalties, expenses, or fees in respect of any of the foregoing; (d) any reimbursement obligations and obligations with respect to letters of credit, bankers’ acceptances and bank guarantees; (e) any obligations secured by a Lien on the property or assets of such Person, whether or not the obligation so secured is a primary obligation of, or has been assumed by, such Person or similar facilities; (f) any obligations of such Person to pay the deferred purchase or acquisition price of any property, including any “earn-out” payments or similar obligations (other than trade those trade payables incurred in the Ordinary Course of Business); (g) any obligations of such Person under any currency, commodity or interest rate swap, future, hedge or similar protection device, the principal purpose of which is to benefit from or reduce or eliminate the risk of fluctuations in interest rates or currencies; (h) any capital lease obligations required to be classified as such on a balance sheet prepared in accordance with GAAP; and (i) any obligations described in the foregoing clauses (a) through (h) of any Person other than one of the Target Companies, the payment of which is guaranteed by one of the Target Companies; provided, however, that Indebtedness will expressly exclude trade account payables incurred in the Ordinary Course of Business. Notwithstanding the foregoing, “Indebtedness” does not include any operating or lease obligations (other than as set forth in the foregoing clause (h)), the Required Intercompany Bonds, performance bonds, whether or not matured, any obligations secured by a Lien listed in Schedule 1.1(d), or intercompany obligations between or among the Target Companies.

“Indemnity Escrow Account” means the account designated as the “Indemnity Escrow Account” maintained by the Escrow Agent pursuant to the Escrow Agreement.

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SCHEDULE A-83

“Indemnity Escrow Fund” is defined in Section 2.3(b)(i).

“Indemnity Escrow Fund Release Date” means December 23, 2020.

“Inspection Indemnitees” is defined in Section 6.2(d).

“Intellectual Property” is defined in Section 4.8.

“Interests” is defined in the Recitals.

“Interim Financial Statements” is defined in Section 4.12(a)(ii).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) with respect to the Buyer, the actual knowledge of any of Robbie Woodard, Tim Helms and James Woods, after due inquiry, and (b) with respect to the Seller, the actual knowledge of any of David Rottino, David Weathers, James G. Frew and Chris Ditzel, after due inquiry.

“Law” or “Laws” means (i) common law, (ii) any law, statute, treaty, code, ordinance, Order, rule, Regulation, judgment, injunction, or other legally-binding requirement of any Governmental Authority in effect at such time or (iii) any legally-binding obligation included in any Permit or resulting from binding arbitration, including any requirement under common law.

“Leased Personal Property” is defined in Section 4.15(a).

“Leased Real Property” is defined in Section 4.15(a).

“Lenders” is defined in term “Debt Commitment Letter”.

“Liability” means any direct or indirect liability, Indebtedness, obligation, commitment, expense, Claim, deficiency, guaranty, or endorsement of or by any Person of any type, whether known or unknown, and whether accrued, absolute, contingent, matured, or unmatured.

“Lien” means any lien (contractual, statutory, constitutional or otherwise), adverse Claim, production payment, mortgage, security interest, pledge, charge, encumbrance, hypothecation or deposit arrangement, restriction, burden, defect in title, right of purchase, or right of a vendor under any title retention or conditional sale agreement or lease or other arrangement substantially equivalent thereto.

“LINN Tax Matters Agreement” means that certain Tax Matters Agreement entered into as of August 7, 2018 by and among Linn Energy, Inc., a Delaware corporation, Riviera Resources, Inc., a Delaware corporation, and certain other parties identified therein.

“LINN Tax Matters Termination Agreement” is defined in Section 6.10(d).

“Loss” or “Losses” means any and all damages, payments, penalties, assessments, disbursements, costs, and expenses, including interest, awards, judgments, settlements, fines, costs of remediation, fees, costs of defense and reasonable attorneys’ fees, costs of accountants, expert witnesses and other professional advisors, and costs of investigation and preparation of any kind or nature whatsoever.

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SCHEDULE A-84

“Material Contract” means each of the following Contracts to which a Target Company is a party or by which any Assets are bound, excluding Rights-of-Way:

(a) Material Gathering Contracts;

(b) Material Sales Contracts;

(c) Each transportation Contract that provides for aggregate payments by any Target Company during any fiscal year of such Target Company in excess of $1,000,000;

(d) Contracts under which any Target Company has (i) created, incurred, assumed or guaranteed, directly or indirectly, any outstanding Indebtedness, (ii) granted a Lien on its assets to secure such Indebtedness or (iii) extended credit to any Person;

(e) each Contract involving a remaining commitment, as of the Execution Date, to pay capital expenditures in excess of $250,000 in the aggregate;

(f) partnership or joint venture Contracts with Persons other than the Seller or another Target Company;

(g) each Contract relating to the disposition of Assets (other than in the Ordinary Course of Business or Material Sales Contracts or Material Gathering Contracts) for consideration in excess of $250,000, and each Contract for the grant to any Person of any preferential rights to purchase any Equity Interests or material Assets of the Target Companies or that grants any right of first refusal or first offer with respect to any Equity Interests or material Assets of the Target Companies;

(h) each Contract providing for the acquisition or disposition of any business or division of any business (whether by merger, purchase or sale of Equity Interests or assets or otherwise);

(i) each Contract for lease of personal property or real property involving aggregate payments in excess of $250,000 in any future calendar year and of a term of one (1) year or more;

(j) each Contract providing for aggregate future payments to or from any Target Company in excess of $250,000 in any calendar year, other than such Contracts that can be terminated without material penalty by any such Target Company upon ninety (90) days’ notice or less; (excluding, for the avoidance of doubt, gathering, treating, transportation, processing and sales contracts);

(k) (i) any capital lease or (ii) any other lease or other Contract relating to equipment held or used by any Target Company providing for aggregate annual rental payments in excess of $250,000;

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SCHEDULE A-85

(l) any Contract that contains any covenant of such Target Company that materially limits or purports to limit the ability of such Target Company to conduct or compete in any line of business or with any Person in any geographic area;

(m) except with respect to any Organizational Document of the Target Companies, any agreement (A) with the Seller or any Affiliate of the Seller or (B) between any Target Company, on the one hand, and any other Target Company, on the other hand;

(n) any Contract that is a currency, commodity or interest rate swap, future, hedge or similar protection device;

(o) any Contract that provides for the acquisition or construction of processing plants, gathering systems, pipeline systems or other related assets;

(p) any Contract that provides for the acquisition, construction or operation of saltwater disposal wells;

(q) any Contract with any financial advisor or consultant under which there are remaining indemnity or other obligations after the Closing, including any financial advisory, oversight or similar agreement with the Seller or any of its Affiliates; and

(r) any Contract the breach or termination of which would, individually or in the aggregate, reasonably be expected to have a Target Material Adverse Effect.

“Material Gathering Contract” means each gathering, treating, transportation, disposal or processing Contract for natural gas, crude oil or water entered into by a Target Company or by which a Target Company is bound.

“Material Sales Contract” means each Hydrocarbon sales Contract entered into by a Target Company or by which a Target Company is bound.

“Measurement Time” means 12:01 a.m. (Central Time) on the Closing Date.

“Measurement Time Working Capital” means, determined as of the Measurement Time, the Working Capital of the Target Companies as determined in accordance with the Accounting Principles.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) or 3(37) of ERISA.

“NORM” means naturally occurring radioactive material.

“Notification” means any notice to or filing with any Person or Governmental Authority required under the terms of any Contract to which the Seller or a Target Company is a party, by the terms of any Authorization held by or applicable to the Seller or a Target Company or by Law that is necessary for the Seller to execute, deliver, and perform its obligations under this Agreement and the Transaction Documents to which it is or shall be a party or is otherwise required in connection with the consummation by the Seller of the transactions contemplated hereby or thereby.

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SCHEDULE A-86

“Offer Employees” is defined in Section 6.10(b).

“Order” means all applicable writs, judgments, injunctions, decrees, and other official acts of or by any Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with the past practice of the Business or the Target Companies, as applicable, during the two (2)-year period prior to the date hereof (or such shorter period referenced in the provision in which this term is used), including (i) taking any actions contemplated by this Agreement in connection with the transactions contemplated hereby, (ii) shut-ins of producing wells, (iii) impacts of, and matters relating to, the COVID-19 pandemic and (iv) changes in management and resulting management and accounting practices beginning in April of 2020.

“Organizational Documents” means with respect to any particular entity: (a) if a corporation, its articles or certificate of incorporation and its bylaws; (b) if a limited partnership, its limited partnership agreement and its articles or certificate of limited partnership; (c) if a limited liability company, its articles of organization or certificate of formation and its limited liability company agreement or operating agreement; (d) all related equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements or registration rights agreements; and (e) any amendment or supplement to any of the foregoing.

“Outside Date” means ninety (90) calendar days after the Execution Date.

“Owned Real Property” is defined in Section 4.15(a).

“Parent” means Citizen Energy Operating, LLC.

“Parent Guaranty” is defined in Section 11.16(a).

“Party” and “Parties” are defined in the Preamble.

“Payment Deadline” is defined in Section 2.6(c).

“Payoff Amounts” is defined in Section 8.2(b)(ii).

“Payoff Indebtedness” means any Indebtedness described on Schedule 1.1(c).

“Permits” means any permits, licenses, approvals, notices, waivers, registrations, authorizations, variances, exemptions, Orders, franchises, certifications, certificates or other authorizations of any Governmental Authority.

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SCHEDULE A-87

“Permitted Encumbrances” means the following:

(a) terms, conditions, restrictions, exceptions, reservations, limitations, and other matters contained in any document filed or recorded in the appropriate county or parish to reflect title thereto, creating, transferring, limiting, encumbering, or reserving or granting any rights in (including rights of reverter, reservation and life estates) any Real Property Assets that, singly or in the aggregate, do not materially adversely affect the Business of the Target and/or the Target Companies;

(b) statutory Liens for Taxes that are not yet due and payable or Liens for Taxes that are being contested in good faith in the Ordinary Course of Business by appropriate Proceedings, in each case for which adequate reserves have been established on the Financial Statements in accordance with GAAP;

(c) mechanics’, materialmen’s, repairmen’s and other statutory Liens arising in the Ordinary Course of Business and securing obligations incurred prior to the Closing Date that are not delinquent, that will be paid and discharged in the Ordinary Course of Business and for which adequate reserves have been made in the Financial Statements;

(d) easements, restrictive covenants, defects, and other irregularities in title, that, singly or in the aggregate, do not materially adversely affect the value of the assets to which such matters relate or materially interfere with the ownership, use, or operation of such assets and that are of a nature that would be reasonably acceptable to a prudent pipeline or plant operator;

(e) Required Third-Party Consents to assignment, preferential purchase rights, and other similar agreements with respect to which consents or waivers are obtained from the appropriate Person prior to the Closing for the transactions contemplated hereby, or as to which the appropriate time for asserting such rights has expired as of the Closing without an exercise of such right;

(f) any Post-Closing Notification;

(g) Liens paid or discharged at or prior to the Closing;

(h) Liens created by either the Buyer or its respective successors or assigns;

(i) the Liens listed in Schedule 1.1(d);

(j) all zoning, entitlement and other land use restrictions under applicable Laws (including Environmental Laws);

(k) defects or irregularities that have been cured or remedied by applicable statutes of limitation;

(l) defects or irregularities in the chain of title consisting of omissions of heirship Proceedings if the matters to be covered by such omitted heirship Proceedings are covered by appropriate affidavits of heirship;

(m) defects or irregularities in the chain of title consisting of the failure to recite marital status in documents;

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SCHEDULE A-88

(n) all rights reserved to or vested in any Governmental Authority to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license or Permit issued by any Governmental Authority; and

(o) Liens created by this Agreement.

“Permitted Equity Encumbrances” means:

(a) Liens in favor of the holders of the Interests pursuant to the terms of the Organizational Documents of the applicable entity (which will be terminated, waived, complied with or conveyed in full to the Buyer at Closing);

(b) restrictions on sales of securities under generally applicable securities Laws; and

(c) Liens created by either the Buyer or its respective successors or assigns.

“Person” means any natural person, corporation, company, partnership (general or limited), limited liability company, trust, joint venture, joint stock company, unincorporated organization, Governmental Authority, or other entity or association.

“Personal Property Assets” means all fixtures, equipment, improvements, and tangible personal property Assets of the Target Companies, including those Assets described in clauses (a) through (d) of the definition of “Target Company Systems”.

“Post-Closing Notification” means any Notification to or with or consent from any Person or Governmental Authority for the assignment, transfer or change of control of the Interests, Target Companies, Assets or operations that are customarily made or obtained after the closing of a similar assignment, transfer or change of control, including those listed in Schedule 1.1(e), but such term shall not include any Notification that constitutes a Required Third-Party Consent or a Required Notification.

“Post-Closing Statement” is defined in Section 2.4(b).

“Pre-Closing Confidential Information” means “Confidential Information” as defined in the Confidentiality Agreement.

“Pre-Closing Tax Period” is defined in Section 6.7(a)(i).

“Proceeding” means any action, suit, charge, Claim, investigation, review, or other judicial or administrative proceeding, at Law or in equity, before or by any Governmental Authority or arbitration proceeding.

“PSU Consideration” is defined in Section 2.6(b).

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SCHEDULE A-89

“R&W Insurance Policy” is defined in Section 6.9(a).

“Real Property Assets” is defined in Section 4.15(d).

“Real Property Leases” is defined in Section 4.15(a).

“Records” is defined in Section 6.13.

“Recourse Party” is defined in Section 11.14.

“Regulation” means any rule or regulation of any Governmental Authority having the effect of Law or of any rule or regulation of any self-regulatory organization.

“Reimbursable Expenses” means, without duplication, all intercompany payables or other amounts owed by any of the Target Companies to the Seller or any of its Affiliates (other than the Target Companies) in connection with any of the items or matters described on Schedule 1.1(i).

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, escaping, injection, deposit, disposal, discharge, dispersal or leaching into the Environment.

“Released Claims” is defined in Section 11.15(a).

“Remedial Action” means all actions pursuant to Environmental Law to (a) clean up, respond to, remove, treat, or in any other way address any Hazardous Material in the Environment; (b) prevent the Release, or minimize the further Release, of any Hazardous Material so it does not endanger or threaten to endanger human health or the Environment; or (c) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release of Hazardous Material.

“Representatives” with respect to any Person means such Person’s Affiliates and its and their sponsors, managers, members, partners, directors, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers, financial advisors and any representatives of those advisors).

“Required Intercompany Bonds” is defined in Section 6.17(d).

“Required Notifications” is defined in Section 4.3.

“Required Third-Party Consent” is defined in Section 4.3.

“Restraint” is defined in Section 7.1(a).

“Rights-of-Way” is defined in Section 4.15(b).

“Riviera Operating” means Riviera Operating, LLC, a Delaware limited liability company.

“RSU Consideration” is defined in Section 2.6(a).

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SCHEDULE A-90

“Sales Tax Contest” means that certain Oklahoma sales tax audit of or with respect to a Target Company for sales tax paid on exempt electricity used/consumed in a manufacturing operation over taxes due between July 2018 and April 2019, and to which Ernst & Young has agreed to pursue on a contingency basis.

“Schedules” means the schedules referenced in this Agreement and attached hereto.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” is defined in the Preamble.

“Seller’s 401(k) Plan” is defined in Section 6.10(f).

“Seller’s Marks” is defined in Section 6.11.

“Seller Benefit Plan” means any Employee Benefit Plan that is sponsored or maintained by the Seller or any of its Subsidiaries in which any Available Employee participates, or for which the Seller or any of its Subsidiaries has any Liability with respect to any Available Employee, but in each case, excluding any Target Company Benefit Plan.

“Seller Counsel” is defined in Section 11.8(a).

“Seller Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization, Good Standing, and Authority of the Seller), Section 3.2 (Title to the Interests), Section 3.3(b)(i) (No Conflicts), Section 3.5 (Broker’s or Finder’s Fees), Section 4.1 (Organization, Good Standing, and Authority; Capitalization of the Target Companies), Section 4.2(a) (No Conflicts), and Section 4.9 (Broker’s or Finder’s Fees).

“Seller Insurance” is defined in Section 6.5.

“Seller Parties” means Riviera Resources, Inc. and its Subsidiaries, including the Seller and, prior to the Closing, the Target Companies.

“Seller Related Parties” is defined in Section 9.2(e).

“Seller Released Person” is defined in Section 11.15(a).

“Seller Releasing Person” is defined in Section 11.15(b).

“Seller’s Closing Certificate” is defined in Section 8.2(a)(i).

“Solvent” means, with regard to any Person, that (a) the sum of the assets of such Person, both at a fair valuation and at present fair salable value, exceeds its Liabilities, including contingent, subordinated, unmatured, unliquidated and disputed Liabilities, (b) such Person has sufficient capital with which to conduct its business, and (c) such Person has not incurred debts beyond its ability to pay such debts as they mature. For purposes of this definition, “debt” means any Liability on a claim, and “claim” means (x) a right to payment, whether or not such right is

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SCHEDULE A-91

reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) a right to an equitable remedy for breach of performance to the extent such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. With respect to any such contingent Liabilities, such Liabilities shall be computed at the amount which, in light of all the facts, conditions and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured Liability.

“Sponsor” means Warburg Pincus LLC.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) such Person or any other subsidiary of such Person is a general partner, managing member, or sole or controlling member or (b) at least a majority of the Equity Interests or other interests having by their terms ordinary voting power to elect a majority of the board of directors, managers or others performing similar functions with respect to such corporation, partnership, limited partnership, limited liability company, or other organization is, directly or indirectly, owned or controlled by such Person or by any one or more of its subsidiaries, or by such Person and any one or more of its subsidiaries.

“Substitute Debt Financing” means alternative Debt Financing or such portion of the Debt Financing, on terms (including structure, covenants and pricing) not materially less favorable (taken as a whole) to Buyer (as reasonably determined by Buyer) or as otherwise acceptable to Buyer and with lenders or holders, as applicable, reasonably satisfactory to Buyer, from the same or alternative sources, which may include one or more of a senior secured debt financing or other financing, or any combination thereof, in an amount such that the aggregate funds that would be available to Buyer at the Closing, including cash on hand, will be sufficient to satisfy Buyer’s obligations under this Agreement and to consummate the transactions contemplated hereby and to pay all fees and expenses required to be paid in connection herewith and with the Debt Financing.

“SWD Wells” means the salt water disposal wells owned or operated by any Target Company and associated property.

“Synthetic Equity Interest Agreement” means that certain Synthetic Equity Interest Agreement, dated as of December 22, 2017, among (i) Gaedeke Merge, LP, (ii) Gaedeke Holdings VII, Ltd. and (iii) the Target.

“System Data” is defined in Section 4.24.

“Target” is defined in the Recitals.

“Target Assignment Agreement” means an assignment instrument, in the form of Exhibit A, evidencing the Seller’s assignment and transfer to the Buyer of the Interests.

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SCHEDULE A-92

“Target Company” or “Target Companies” means any of the Target or any of the Target Subsidiaries, or, collectively, Target and all of Target Subsidiaries.

“Target Company Benefit Plan” means all Employee Benefit Plans that are sponsored, maintained, contributed to or required to be contributed to by any Target Company for the benefit of current or former employees, directors or individual consultants of any Target Company and for which a Target Company will have Liability following the Closing.

“Target Company Systems” means (a) the natural gas, water and crude pipeline gathering systems described on Schedule 1.1(f), (b) the processing plants described on Schedule 1.1(f), (c) the SWD Wells described on Schedule 1.1(g), (d) the treating facilities, compressor stations, separators, storage tanks or facilities, meters, pumps, valves, gauges, fittings, machinery, equipment, improvements, fixtures, and other personal property owned by any Target Company or located on or used in connection with the Real Property Assets or the properties described in clauses (a) through (c), (e) the Real Property Assets, including surface leases and other rights to use the surface and other interests in real property relating to the Assets, and all buildings, structures, fixtures and improvements thereon and appurtenances thereto owned or otherwise held by the Target Companies or used in connection with the Business or Assets, (f) the Permits relating to the Assets, and (g) the Contracts relating to the Assets.

“Target Equity Awards” means, collectively, the Target PSUs and the Target RSUs.

“Target Material Adverse Effect” means, any result, change, effect, event, circumstance, development, condition or occurrence that, individually or in the aggregate, would reasonably be expected to be, materially adverse to the assets, properties, business, financial condition, results of operations or prospects of the Target Companies, taken as a whole; provided, however, that in no event will any result, change, effect, event, circumstance, development, condition or occurrence that arises out of or results from any of the following be deemed to constitute, or be taken into account in determining whether there has been, a Target Material Adverse Effect: (a) the execution, pendency or announcement of this Agreement and the transactions contemplated hereby or by any Transaction Document (including any delay or any loss of, or adverse change in, the relationship of the Target Companies with their respective customers, partners, employees, financing sources or suppliers caused by the pendency or announcement of the transactions contemplated by this Agreement or the Transaction Documents), (b) changes in commodity prices or conditions affecting the oil and gas industry generally or in the general geographic areas where the Gathering Systems and Plants are located (including changes in commodity prices, general market prices and regulatory changes affecting such industry or geographic areas generally and drilling, producing, gathering, processing, transportation, storing, disposal and marketing activity, costs or margins), (c) changes in general economic, capital markets, regulatory or political conditions in the United States or elsewhere (including interest rate fluctuations or governmental shutdowns or slowdowns), (d) changes in Law, including Environmental Laws (exclusive, however, of any enforcement actions or Claims related to non-compliance or violations of Law), GAAP or regulatory accounting requirements or interpretations thereof, applicable to the Target Companies, (e) fluctuations in currency exchange rates, (f) acts of war, insurrection, sabotage or terrorism, the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war, (g) epidemic, pandemic or disease outbreak (including the COVID-19 virus), (h) any act or omission to act by the Seller, the Target Companies

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SCHEDULE A-93

or their respective Affiliates that is expressly permitted by this Agreement or any Transaction Document, or taken (or omitted to be taken) at the written request of the other Parties hereto or thereto (other than acts or omissions in the Ordinary Course of Business of the Seller, the Target Companies or their respective Affiliates), (i) any failure of the Target Companies to meet any budget, projections, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position, for any period (provided, that this clause (i) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Target Material Adverse Effect) or (j) the matters described on Schedule 1.1(h); provided, further, that any result, change, effect, event, circumstance, development, condition or occurrence referred to in the immediately preceding clauses (b), (c), (d), (f) or (g) will be taken into account for purposes of determining whether there has been a Target Material Adverse Effect to the extent (and only to the extent) such result, change, effect, event, circumstance, development, condition or occurrence adversely affects Target Companies, taken as a whole, in a disproportionately adverse manner as compared to other participants in the domestic midstream oil and gas industry in the general geographic areas where the Gathering Systems and Plants are located.

“Target PSUs” means all rights to receive Target Class B Units (or a cash amount equal to the Fair Market Value (as defined in the Target Stock Plan) thereof) subject to time and performance-vesting conditions, granted pursuant to the Target Stock Plan.

“Target RSUs” means all rights to receive Target Class B Units (or a cash amount equal to the Fair Market Value (as defined in the Target Stock Plan) thereof) subject solely to time-vesting conditions, granted pursuant to the Target Stock Plan.

“Target Stock Plan” means the Blue Mountain Midstream LLC 2018 Omnibus Incentive Plan.

“Target Subsidiaries” means (i) Wildcat Water Gathering LLC, an Oklahoma limited liability company, (ii) Wildcat SWD 1 LLC, an Oklahoma limited liability company, and (iii) Wildcat Oil Gathering LLC, an Oklahoma limited liability company.

“Target Working Capital Amount” means an amount equal to -$1,500,000.

“Tax” or “Taxes” means (a) any and all U.S. federal, state, local, foreign, provincial or other taxes, charges, imposts, levies or other duties or assessments of any kind whatsoever in the nature of a tax, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, margin, profits, net proceeds, alternative or add-on minimum, inventory, goods and services, capital stock, license, registration, leasing, user, withholding, payroll, employment, social security, unemployment, disability, excise, severance, stamp, occupation, property, fuel, excess profits, premium, windfall profit, unclaimed property, escheat, deficiency and estimated taxes, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with respect thereto or in lieu thereof, whether disputed or not, and (b) any Liability for the payment of any item described in clause (a) as a result of being a member of an affiliated, aggregated, combined, consolidated or unitary group (including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar provision of state, local or foreign Law), as a transferee or successor, as a result of an express or implied obligation to indemnify any Person or any obligation under any Contract or other agreement or arrangement, by operation of Law or otherwise.

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-94

“Tax Consideration” means the Adjusted Purchase Price, as adjusted under this Agreement and made final as of the Determination Date, plus any liabilities or other items treated as amounts realized for U.S. federal income tax purposes, minus any consideration not allocable in an applicable asset acquisition for purposes of Section 1060 of the Code. For avoidance of doubt, neither the PSU Consideration nor the RSU Consideration payable by the Seller or its Affiliates in respect of the Target Equity Awards in accordance with the procedures described in Section 2.6(c) will be treated as part of the Tax Consideration.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) of or relating to Taxes, including any information return, Claim for refund, amended return or declaration of estimated Taxes, and including any amendments with respect thereto.

“Termination and Release” is defined in Section 6.18.

“Termination Fee” is defined in Section 9.2(b).

“Third-Party Consent” means any consent, waiver, permission, authorization, or approval of, or exemption by, any Third Person (other than a Governmental Authority).

“Third Person” means any Person other than a Party or its Affiliates.

“Transaction Documents” means the Target Assignment Agreement, the Transition Services Agreement, the Escrow Agreement and any other Contract among the Parties that is expressly agreed by the Parties to constitute a Transaction Document for purposes of this Agreement.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, value-added, recording, registration, conveyance, stock transfer, or other similar Taxes incurred as a result of the purchase and sale of the Interests.

“Transition Services Agreement” means the Transition Services Agreement between the Buyer, on the one hand, and Riviera Operating, on the other hand, to be entered into at the Closing in substantially the form attached hereto as Exhibit B.

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.

“Unadjusted Purchase Price” is defined in Section 2.3.

“United States” means the United States of America.

“Updated Available Employee List” is defined in Section 6.10(a).

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-95

“Working Capital” means (without duplication), at any time of determination, with respect to the Target Companies, the aggregate value (expressed as a positive or negative number) of (a) the Current Assets of the Target Companies, minus (b) the Current Liabilities of the Target Companies, in each case, calculated in accordance with the line items set forth on the Illustrative Working Capital Schedule.

“Working Capital Deficit” means the amount, if any, by which the Estimated Working Capital or the Closing Working Capital (as applicable) is less than the Target Working Capital Amount; provided, however, that such amount shall be $0 if the Estimated Working Capital or the Closing Working Capital (as applicable) is equal to the Target Working Capital Amount.

“Working Capital Surplus” means the amount, if any, by which the Estimated Working Capital or the Closing Working Capital (as applicable) exceeds the Target Working Capital Amount; provided, however, that such amount shall be $0 if the Estimated Working Capital or the Closing Working Capital (as applicable) is equal to the Target Working Capital Amount.

“Year End Financial Statements” is defined in Section 4.12(a)(i).

MEMBERSHIP INTEREST PURCHASE AGREEMENT

SCHEDULE A-96